FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 1997
                                                     REGISTRATION NO. 333-33977
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 ---------------
                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-11
                             REGISTRATION STATEMENT
                                      UNDER
                          THE SECURITIES ACT OF 1933
                 OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

                                 ---------------

                                EQUITY ONE, INC.
      (Exact Name of Registrant as Specified in its Governing Instruments)

                                 ---------------

                           777 17TH STREET, PENTHOUSE
                           MIAMI BEACH, FLORIDA 33139
                                 (305) 538-5488
                    (Address of Principal Executive Offices)

                                 ---------------

                                  CHAIM KATZMAN
                        CHAIRMAN OF THE BOARD, PRESIDENT
                           AND CHIEF EXECUTIVE OFFICER
                                EQUITY ONE, INC.
                           777 17TH STREET, PENTHOUSE
                           MIAMI BEACH, FLORIDA 33139
                                 (305) 538-5488
                     (Name and Address of Agent for Service)

                                 ---------------

                                 WITH COPIES TO:

     GARY EPSTEIN, ESQ.                          JUDITH D. FRYER, ESQ.                      THOMAS W. DOBSON, ESQ.
  GREENBERG TRAURIG HOFFMAN                    GREENBERG TRAURIG HOFFMAN                       LATHAM & WATKINS
LIPOFF ROSEN & QUENTEL, P.A.                   LIPOFF ROSEN & QUENTEL, A              633 WEST FIFTH STREET, SUITE 4000
    1221 BRICKELL AVENUE                             PARTNERSHIP OF                   LOS ANGELES, CALIFORNIA 90071-2007
    MIAMI, FLORIDA 33131                       PROFESSIONAL CORPORATIONS                        (213) 485-1234
       (305) 579-0500                             153 EAST 53RD STREET
                                                NEW YORK, NEW YORK 10021
                                                     (212) 801-9200

                                 ---------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]_________________________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                                 ---------------


                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                         PROPOSED MAXIMUM     PROPOSED MAXIMUM
                TITLE OF SECURITIES                   AMOUNT BEING        OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
                  BEING REGISTERED                    REGISTERED(1)         PER UNIT(2)             PRICE           REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par value.................      5,405,000 Shares           $14.75           $79,723,750.00        $24,158.71(3)
====================================================================================================================================

(1) Includes 705,000 shares of Common Stock which may be purchased by the Underwriters pursuant to an over-allotment option.
(2) Estimated solely for purposes of calculating the registration fee.
(3) Previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


[LOGO]                   SUBJECT TO COMPLETION, DATED AUGUST 28, 1997

                                4,700,000 SHARES
                                EQUITY ONE, INC.
                                  COMMON STOCK
                                 $1.00 PAR VALUE
                                 ---------------


Equity One, Inc., a Maryland corporation (together with its subsidiaries, the "Company"), is a self-administered, self-managed real estate investment trust ("REIT") that principally acquires, renovates, develops and manages community and neighborhood shopping centers anchored by national and regional supermarket chains. The Company's portfolio consists of 15 shopping centers, two mixed use (office/retail) properties, one office building and one mini-warehouse facility. These properties are located in Florida and Texas and contain an aggregate of approximately 2.0 million square feet of gross leasable area. The Company also owns 10.0 acres of land in Southwest Dade County, Florida on which it intends to develop a 100,000 square foot neighborhood shopping center, and has recently acquired a community shopping center in North Dade County, Florida which, after a comprehensive redevelopment, will contain approximately 300,000 square feet of gross leasable area. In addition, the Company owns an aggregate of approximately
13.0 acres of land adjacent to certain of the Company's existing properties and recently agreed to acquire 4.4 acres of vacant land proximate to the Company's
10.0 acres of land in Southwest Dade County, Florida, primarily all of which is intended for retail development.

All of the shares of Common Stock, $1.00 par value ("Common Stock"), of the Company offered hereby (the "Offering") are being sold by the Company and will represent approximately 40.0% of all shares of Common Stock outstanding after consummation of the Offering. Upon consummation of the Offering, the Company's existing stockholders will retain approximately 60.0% of the Common Stock. See "Principal Stockholders." To assist the Company in meeting its qualifications as a REIT for federal income tax purposes, ownership by any person is limited to 5.0% of the then outstanding Common Stock. Prior to the Offering there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be $14.75 per share of Common Stock. For information relating to the factors considered in determining the initial public offering price, see "Underwriting". Application will be made for listing of the Company's Common Stock on the New York Stock Exchange ("NYSE") under the symbol "EQY". See "Glossary" beginning on page 89 for definitions of certain terms used in this Prospectus.

         FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" COMMENCING ON PAGE 12, INCLUDING:


/bullet/        Significant reliance on supermarket and other anchor tenants.
/bullet/        Risks related to real estate including tenant vacancies and competition for properties.
/bullet/        Concentration of properties in Florida.
/bullet/        Risks related to construction and development, including the inexperience of the Company in such activities.
/bullet/        Adverse consequences of failure to qualify as a REIT.
/bullet/        Dependence on key personnel who may participate in other
                businesses.
/bullet/        Control by management and affiliates of approximately 60.0% of the outstanding Common Stock.
/bullet/        Distributions to stockholders affected by many factors.
/bullet/        Potential liability for unknown or future environmental
                liabilities.
/bullet/        Risks related to borrowing.
/bullet/        Policies subject to change by the Board of Directors.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                          UNDERWRITING
                                                  PRICE TO               DISCOUNTS AND             PROCEEDS TO
                                                   PUBLIC                 COMMISSIONS              COMPANY(1)
                                             ----------------          -----------------          -------------
    Per Share.............................         $                        $                          $

    Total(2)..............................     $                        $                         $

(1)  Before deduction of expenses payable by the Company estimated at $________.
(2) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 705,000 additional shares to cover over-allotments of shares. If the option is exercised in full, the total Price to Public will be $______, Underwriting Discounts and Commissions will be $_______ and Proceeds to Company will be $__________.

         The Common Stock is offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that the Common Stock will be ready for delivery on or about _______________, 1997, against payment therefor in immediately available funds.

                           CREDIT SUISSE FIRST BOSTON

                     Prospectus Dated _______________, 1997

         CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".





                  [PHOTOGRAPHS OF CERTAIN SUPERMARKET CENTERS]

                                TABLE OF CONTENTS


                                                 PAGE
-----------------------------------------------------

PROSPECTUS SUMMARY.................................1
   The Company.....................................1
   Risk Factors....................................3
   Business and Growth Strategies..................4
   Market Data.....................................4
   Properties......................................5
   Distributions...................................7
   Credit Facilities...............................8
   Financing Policies..............................8
   Restrictions on Ownership of Common Stock.......8
   Tax Status of the Company.......................9
   Company Information.............................9
   The Offering....................................9
   Summary Consolidated Financial Data............10
RISK FACTORS......................................12
   Significant Reliance on Certain Tenants........12
   General Risks Relating to Real Estate
     Investments..................................13
   Limited Geographic Diversification and
     Experience Outside Target Markets............14
   Risks of Construction and Development..........14
   Adverse Consequences of Failure to Qualify
     as a REIT....................................15
   Dependence on Key Personnel; Possible
     Conflicts of Interest........................15
   Significant Control by Directors, Executive
     Officers and their Affiliates................16
   Distributions to Stockholders Affected by
     Many Factors.................................16
   Estimated Initial Cash Available for
     Distribution May Not be Sufficient to
     Make Distributions at Expected Levels........16
   Government Regulation..........................17
   Risk of Borrowing; No Limitation on Debt.......18
   Broad Discretion in Use of Proceeds............19
   Changes in Investment and Financing
     Policies Without Stockholder Approval........19
   Effect of Market Interest Rates on Price of
     Common Stock and Value of Real Estate........20
   Dilution.......................................20
   Absence of Public Market; Stock Price Not
    Based on Property Valuation; Possible
    Fluctuations of Stock Price...................20
   Adverse Effect of Uninsured Loss...............20
   Technical Defaults.............................21
   Shares Eligible for Future Sale................21
   Certain Potential Anti-Takeover Provisions.....21
USE OF PROCEEDS...................................24
DISTRIBUTION POLICY...............................25
DILUTION..........................................28
CAPITALIZATION....................................30
SELECTED CONSOLIDATED FINANCIAL DATA..............31
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATIONS............33
   Results of Operations..........................33
   Liquidity and Capital Resources................35
     Impact of Accounting Pronouncements
   Issued but not Adopted.........................36
   Inflation......................................36
BUSINESS..........................................37
   General........................................37
   Business and Growth Strategies.................38
   Market Data....................................40
   Existing Properties............................40
   Redevelopment and Development Properties.......42
   Tenant Diversification.........................43
   Lease Expirations..............................44
     Additional Information Concerning the
   Existing Properties............................44
   Indebtedness...................................48
   Property Management, Leasing and Related
     Service Business.............................49
   Competition....................................49
   Regulations and Insurance......................50
   Environmental Matters..........................50
   Employees......................................51
   Legal Proceedings..............................51
MANAGEMENT........................................52
   Directors and Executive Officers...............52
   Key Employee...................................54
   Directors' Compensation........................54
   Committees of the Board of Directors...........54
   Executive Compensation.........................55
   Employment Agreements..........................55
   Stock Option Plan..............................56
CERTAIN TRANSACTIONS..............................58
   Investment Agreement...........................58
   Agreement Among Stockholders...................58
   Acquisition of Global Realty &
     Management, Inc..............................58

   Loans to Executive Officers....................58
   Consulting Agreements..........................59
   Managed Properties.............................59
   Registration Rights............................59
   Use Agreement..................................60
   Service Agreement..............................60
   Other..........................................60
POLICIES WITH RESPECT TO CERTAIN ACTIVITIES.......60
   Investment Policies............................60
   Financing Policies.............................61
   Conflicts of Interest Policies.................61
   Redevelopment and Development Policies.........62
   Policies with Respect to Other Activities......62
PRINCIPAL STOCKHOLDERS............................63
DESCRIPTION OF CAPITAL STOCK......................65
   Common Stock...................................65
   Preferred Stock................................66
   Warrants.......................................66
   Restrictions on Ownership and Transfer of
     Common Stock.................................66
   Anti-Takeover Effects of Certain Provisions
     of Maryland Law, and the Company's Charter
     and Bylaws...................................68
   Advance Notice of Director Nominations
     and New Business.............................71
   Indemnification Agreements.....................71
   Transfer Agent and Registrar...................72
SHARES ELIGIBLE FOR FUTURE SALE...................72
FEDERAL INCOME TAX CONSIDERATIONS.................74
   Taxation of the Company........................74
   Failure to Qualify for Taxation as a REIT......79
   Taxation of U.S. Stockholders..................79
   Backup Withholding.............................80
   Taxation of Tax-Exempt Stockholders............80
   Taxation of Non-U.S. Stockholders..............81
   Other Tax Consequences.........................83
ERISA CONSIDERATIONS..............................84
   Fiduciary Considerations.......................84
   Plan Assets Issue..............................84
UNDERWRITING......................................86
NOTICE TO CANADIAN RESIDENTS......................87
   Resale Restrictions............................87
   Representation of Purchasers...................87
   Right of Action and Enforcement................87
   Enforcement of Legal Rights....................88
   Notice to British Columbia Residents...........88
   Taxation and Eligibility for Investment........88
LEGAL MATTERS.....................................88
EXPERTS...........................................88
ADDITIONAL INFORMATION............................89
GLOSSARY..........................................90
INDEX TO FINANCIAL STATEMENTS....................F-1

                               PROSPECTUS SUMMARY


         THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, (I) THE "COMPANY" REFERS TO THE BUSINESS AND PROPERTY OF EQUITY ONE, INC. AND ITS CONSOLIDATED SUBSIDIARIES, (II) THE INFORMATION SET FORTH IN THIS PROSPECTUS GIVES EFFECT TO THE TWO-FOR-ONE STOCK SPLIT THAT OCCURRED ON JULY 15, 1997 AND ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED AND (III) ALL REFERENCES TO SQUARE FOOTAGE REFER TO GROSS LEASABLE AREA ("GLA"), AND PERCENTAGES OF GLA AND SQUARE FOOTAGE ARE APPROXIMATE. SEE "GLOSSARY" BEGINNING ON PAGE 89 FOR THE
DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS, INCLUDING CAPITALIZED TERMS USED HEREIN WITHOUT DEFINITION.


                                   THE COMPANY


         The Company is a self-administered, self-managed REIT that principally acquires, renovates, develops and manages Community and Neighborhood Shopping Centers anchored by national and regional supermarket chains ("Supermarket Centers"). The Company's portfolio consists of 14 Supermarket Centers, one drug store anchored Neighborhood Shopping Center, two mixed-use (office/retail) properties, one office building and one mini-warehouse facility (collectively, the "Existing Properties"). The Existing Properties are located primarily in the Dade County (Miami), Orlando and Jacksonville metropolitan areas of Florida, and in Texas, and contain an aggregate of 2.0 million square feet of GLA which, as of June 30, 1997, were 93.0% leased. The Company also owns 10.0 acres of land in Southwest Dade County, Florida ("Coral Way") on which it intends to develop a 100,000 square foot Supermarket Center, and has recently acquired a Community Shopping Center in Northeast Dade County, Florida which will be comprehensively redeveloped into a 300,000 square foot Supermarket Center ("Sky Lake"). In addition, the Company owns an aggregate of approximately 13.0 acres of land adjacent to certain of the Existing Properties and recently agreed to purchase
4.4 acres of vacant land proximate to Coral Way, primarily all of which is intended for retail development.


         Supermarket Centers are anchored by national and regional supermarkets such as Winn-Dixie (the fourth largest supermarket chain in the country), Publix (the largest supermarket chain in Florida), Albertsons (the sixth largest supermarket chain in the country) and Kroger (the largest supermarket chain in the country). Other Anchor Tenants of the Company's Supermarket Centers include national retailers such as K-Mart, Best Buy, Walgreen's and Eckerd. The Company believes that supermarkets and other Anchor Tenants offering daily necessity items generate regular consumer traffic and enhance the performance and stability of a center. As of June 30, 1997, the Company's supermarket Anchor Tenants contributed in excess of 24.0% of the Company's aggregate annualized minimum rents and occupied approximately 31.0% of GLA. In addition, these tenants have leases with an average of 11 years remaining on their terms.

         The Company was formed in 1992 to acquire Supermarket Centers in high growth, densely populated areas throughout the Southeast generating stable cash flows and long-term value. The Company selects properties for acquisition or development which have, or are suitable for, supermarket and other Anchor Tenants, and are adaptable over time for expansion, renovation and redevelopment. In order to take advantage of property management operating efficiencies and present attractive leasing opportunities to tenants who seek multiple locations in an area, the Company also targets properties proximate to its other properties. All properties must be well located and have visibility, open air designs, ease of entry and exit and ample parking. Further, the Company acquires both Performing Supermarket Centers, which typically are well maintained, substantially fully leased and appropriately tenanted, and Underperforming Supermarket Centers which meet the Company's turnaround criteria. In acquiring Performing Supermarket Centers, the Company seeks attractive and sustainable rates of return, and in acquiring Underperforming Centers, the Company requires opportunities to increase revenues primarily through renovation and retenanting.

         The Company believes that its seasoned management team possesses the experience and expertise necessary to identify, acquire, renovate, develop and manage additional Supermarket Centers. The Company's principal senior executives and property managers average 15 years experience in the real estate industry and have acquired and managed all the Existing Properties. Management believes that it has cultivated strong relationships with supermarkets and other

Anchor Tenants which, in combination with its in-depth knowledge of the Company's primary markets, has contributed substantially to the Company's success in identifying, acquiring and operating its properties.

         Since its formation, the Company has experienced sustained growth in its real estate portfolio, revenues and funds from operations ("FFO"). From January 1, 1994 to June 30, 1997, the Company increased total assets and GLA to $120.9 million and 2.0 million square feet, respectively, from $28.5 million and 600,000 square feet, respectively. For the year ended December 31, 1996, total revenues and FFO increased to $16.7 million and $6.1 million, respectively, from $2.1 million and $300,000, respectively, for the year ended December 31, 1993. Similarly, total revenues and FFO increased to $9.7 million and $3.9 million, respectively, for the six months ended June 30, 1997 from $8.0 million and $2.8 million, respectively, for the six months ended June 30, 1996.

         The following charts illustrate the increase in the Company's total revenues and FFO for the three years ended December 31, 1996 and for the six months ended June 30, 1996 as compared to June 30, 1997:

                                 TOTAL REVENUES
                                 (IN THOUSANDS)

12/31/94         12/31/95        12/31/96         6/30/96       6/30/97
--------         --------        --------         -------       -------
$6,198           $11,348          $16,714          $8,042        $9,673

                                  PERIOD ENDED



                             FUNDS FROM OPERATIONS
                                 (IN THOUSANDS)

12/31/94         12/31/95        12/31/96         6/30/96       6/30/97
--------         --------        --------         -------       -------
$1,038            $3,973           $6,136          $2,815        $3,867

                                  PERIOD ENDED

                                  RISK FACTORS


         The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" beginning on page 12 for a description of certain factors relevant to an investment in the Common Stock, including:


  /Bullet/ The Company's reliance on specific Anchor Tenants such as Winn-Dixie and Publix, on tenants in the supermarket business and on Anchor Tenants generally.

  /bullet/ General real estate investment and financing risks, such as tenant vacancies and bankruptcies, the effect of local economic and other conditions on property values, the ability of the properties to generate income sufficient to meet operating expenses and competition in seeking properties for acquisition, land for development and tenants for properties.

  /bullet/    Concentration of properties in Florida.

  /bullet/ Risks relating to construction and development, such as obtaining necessary governmental and other approvals, cost overruns, lease-up and failure of the properties to perform as expected.

  /bullet/    Inexperience of the Company in construction and development.

  /bullet/ Taxation of the Company as a regular corporation if it fails to continue to qualify as a REIT.

  /bullet/ Dependence on key personnel who may also participate in other businesses.

  /bullet/ Control by management and affiliates who will beneficially own approximately 60.0% of the outstanding Common Stock and whose shares are subject to voting and other agreements regarding control of the Company.

  /bullet/    Distributions to stockholders affected by many factors.

  /bullet/ Potential liability for unknown or future environmental liabilities on present or future properties.

  /bullet/ Risks associated with borrowing, including: (i) the possible inability to obtain new financing at favorable rates and the fact that the Company has not yet obtained a commitment for its Acquisition Line of Credit, (ii) the required refinancing of mortgage indebtedness of approximately $64.9 million at maturity dates ranging from May 1999 to February 2015, (iii) the possibility that indebtedness might be refinanced on less favorable terms, (iv) the absence of limitations on the amount of indebtedness that the Company may incur, (v) that interest rates might increase on any variable rate or refinanced indebtedness and
              (vi) that the Company's leverage may limit its ability to grow through additional debt financing.

  /bullet/ The ability of the Company's Board of Directors to change the Company's investment, financing and other policies without stockholder approval and the requirement that certain actions must be approved by a supermajority of stockholders.

  /bullet/ Broad discretion by management in the use of approximately 8.0% of the net proceeds of the Offering, for which no specific use has been designated.

                         BUSINESS AND GROWTH STRATEGIES

         The Company intends to maximize total return to stockholders by increasing cash flow per share and maximizing the value of its real estate portfolio. The Company believes it can achieve this objective primarily through the acquisition, renovation, development and management of Supermarket Centers and other properties which meet the Company's investment criteria. The Company also believes it has certain competitive advantages which enhance its ability to capitalize on acquisition opportunities, including: (i) management's significant local market experience and expertise; (ii) the Company's long-standing relationship with real estate brokers, tenants and institutional and other real estate owners in its current target markets; (iii) a streamlined acquisition process; (iv) access to capital; and (v) the ability to offer cash and tax advantaged structures to sellers. The Company's principal business and growth strategies include:

/bullet/ ACQUISITION OF PERFORMING SUPERMARKET CENTERS. The Company intends to acquire Performing Supermarket Centers that offer attractive and sustainable rates of return in areas throughout the Southeast having demographic characteristics similar to those of its present markets. The Company will target Performing Supermarket Centers which offer attractive and sustainable rates of return and are adaptable to expansion, renovation and redevelopment, and, in order to maximize property management efficiencies, are located proximate to other Company Supermarket Centers or to one another. In entering new markets, the Company considers its ability to increase and concentrate holdings in order to achieve economies of scale.

/bullet/ ACQUISITION OF UNDERPERFORMING SUPERMARKET CENTERS. The Company intends to acquire Underperforming Supermarket Centers that meet the Company's turnaround criteria, which includes having the potential to increase revenues and operating cash flows through renovation and retenanting. Underperforming Supermarket Centers are typically undercapitalized, poorly managed and/or poorly maintained and may require significant capital improvements. The Company's turnaround criteria requires attractive location and market demographics, availability on attractive terms, and willingness of supermarket and other Anchor Tenants to commit to lease space. The Company believes that its in-depth market knowledge, strong relationships with supermarkets and other Anchor Tenants and its capabilities in renovation and redevelopment, are particularly integral to its ability to acquire and reposition Underperforming Supermarket Centers.

/bullet/ REDEVELOPMENT AND DEVELOPMENT OF SUPERMARKET CENTERS. The Company will redevelop existing and develop new Supermarket Centers with characteristics similar to those of the Company's Supermarket Centers. The Company will consider development only if the overall economics of developing a property are more favorable than acquiring or acquiring and redeveloping a Supermarket Center in the same geographic area. The Company owns or has entered into agreements to acquire Underperforming Supermarket Centers and vacant land suitable for these purposes. See "-Properties-Redevelopment and Development Properties", "Use of Proceeds" and "Risk Factors-Risks of Construction and Development".

/bullet/ INCREASING REVENUES AND INCREASING OPERATING MARGINS. The Company will continue to seek to improve the financial performance of its portfolio by increasing revenues (through increased occupancy and/or rental rates), maintaining high tenant retention rates (i.e., the percentage of tenants who renew their leases upon expiration), replacing certain existing tenants with more creditworthy tenants and aggressively managing operating expenses. In addition, most of the Company's lease agreements provide for percentage rents, indexed rent increases (based on CPI or other criteria) and/or scheduled rent escalations. See "Business-Business and Growth Strategies".

MARKET DATA

         The Company has concentrated its activity in the Dade County (Miami), Orlando and Jacksonville metropolitan areas of Florida. These areas provide the Company with attractive demographic and competitive retail conditions. The Company believes that population and employment growth are the primary demand generators for retail properties and that retail sales are further enhanced by Florida's sizable tourist and seasonal population. The population of the Miami metropolitan area grew 2.8% from 1992 to 1997 while retail sales grew 13.5% during the same period. Additionally, population is projected to grow by 1.7% between 1998 and 2001, while retail sales are projected to grow by 3.1% during the same period. The population in the Orlando metropolitan area grew 16.6% from 1992 to 1997, while retail sales grew 28.5% during the same period. Additionally, population is projected to grow by 9.9% between 1998 and 2001, while retail sales are projected to grow by 11.1% during the same period. Population in the Jacksonville area grew 5.6% from 1992 to 1997 while retail sales grew 16.2% during the same period. Additionally, population is projected to grow by 3.0% between 1998 and 2001, while retail sales are projected to grow by 4.2% during the same period. The foregoing information is derived from data provided by the United States Department of Commerce.

                                   PROPERTIES

EXISTING PROPERTIES

         The Existing Properties, consisting primarily of Supermarket Centers, contain an aggregate of 2.0 million square feet of GLA. All of the Company's Supermarket Centers were developed after 1982. Management believes that the location and quality of its Existing Properties have enabled the Company to develop and retain an attractive and diverse tenant base. As of June 30, 1997, the Existing Properties were 93.0% leased to approximately 360 tenants (not including 535 tenants of the Company's mini-storage facility). With the exception of Winn-Dixie, which represented approximately 12.0% of aggregate annualized minimum tenant rents as of June 30, 1997, no tenant accounted for more than 4.3% of such tenant rent. The following table provides a brief description of each of the Existing Properties:



                                                                          AVERAGE
                                               NET       NET OPERATING    MINIMUM
                                  GLA       OPERATING      INCOME FOR     RENT PER                  PERCENT
                                (SQ. FT.)  INCOME FOR       THE YEAR      SQ. FT.                   LEASED
                                   AT      SIX MONTHS         ENDED       AS OF       PERCENT         AT
                     DATE       JUNE 30,   ENDED JUNE     DECEMBER 31,    JUNE 30,   LEASED AT     JUNE 30,
PROPERTY             ACQUIRED     1997      30, 1997        1996           1997      ACQUISITION     1997        KEY TENANTS
--------             --------   ---------  ----------   --------------    --------   -----------   --------      -----------
NORTH FLORIDA

Atlantic Village     June 1995   100,559      $374,172        $731,461        $7.73      100%         98%     Publix,
    Shopping Center                                                                                           Walgreen's(1),
Atlantic Beach, FL                                                                                            Blockbuster Music

Commonwealth         February     71,021      $210,939        $460,541        $6.83      100%         95%     Winn-Dixie
    Shopping Center    1994
Jacksonville, FL

Fort Caroline        January      74,546      $228,201        $472,879        $6.93       83%         96%     Winn-Dixie,
Trading                1994                                                                                   Eckerd, McDonalds
    Post(2)
Jacksonville, FL

Monument Pointe      January      75,328    $190,985(3)         N/A           $5.93       94%         94%     Winn-Dixie,
    Shopping Center    1997                                                                                   Eckerd
Jacksonville, FL

Oak Hill Shopping    December     78,492      $229,012        $448,219        $6.53       96%        100%     Publix,
    Center             1995                                                                                   Walgreen's,
Jacksonville, FL                                                                                              Blockbuster Video

Mandarin             May 1994     52,880       $96,680        $208,239        $5.58       98%         95%     --
Mini-Storage
Jacksonville, FL

CENTRAL FLORIDA

East Bay Plaza       July 1993    85,426      $152,716        $230,077        $6.89       48%         83%     Scotty's,
    Shopping Center                                                                                           Hollywood Video,
Largo, FL                                                                                                     Albertsons(4)

Eustis Square        October     126,791      $349,246        $703,518        $6.89       95%         92%     Publix, Bealls,
Shopping               1993                                                                                   Walgreen's
    Center
Eustis, FL

Forest Edge          December     68,631      $182,190          N/A           $6.70      100%         99%     Winn-Dixie,
Shopping               1996                                                                                   Auto Zone
    Center
Orlando, FL

Lake Mary Shopping   November    288,450    $1,447,409      $2,787,759       $10.98       97%        100%     K-Mart,
    Centre             1995                                                                                   Albertsons,
Lake Mary, FL                                                                                                 General Cinema

SOUTH FLORIDA

Bird Ludlum          August      192,477    $1,167,993      $2,223,722       $12.68       96%        100%     Winn-Dixie,
Shopping               1994                                                                                   Eckerd,
    Center                                                                                                    Blockbuster
Miami, FL                                                                                                     Video,

Plaza Del Rey        December     50,146      $283,981        $572,143       $11.95       82%         98%     Navarro
    Shopping Center    1992
Miami, FL

Pointe Royale        July 1995   199,068      $477,851      $1,080,640        $5.59       96%         99%     Winn-Dixie,
    Shopping Center                                                                                           Best Buy,
Miami, FL                                                                                                     Eckerd(5)

Pointe Royale        July 1995    18,000            --              --        --          --          --      --
Office
    Building
Miami, FL

West Lake Plaza      November    100,747      $412,268        $129,984(6)     $9.67       96%         99%     Winn-Dixie,
    Shopping Center    1996                                                                                   Eckerd(5),
Miami, FL                                                                                                     Burger King

Diana Building       February     18,707       $41,234          $1,266(6)    $14.13        0%         60%     Fat Tuesday's
West Palm Beach, FL    1995

Equity One Office    April        28,980      $145,545        $259,373       $10.94        0%        100%     City of Miami
    Building           1992                                                                                   Beach Parking
Miami Beach, FL                                                                                               Department


                                                                          AVERAGE
                                               NET       NET OPERATING    MINIMUM
                                  GLA       OPERATING      INCOME FOR     RENT PER                  PERCENT
                                (SQ. FT.)  INCOME FOR       THE YEAR      SQ. FT.                   LEASED
                                   AT      SIX MONTHS         ENDED       AS OF       PERCENT         AT
                     DATE       JUNE 30,   ENDED JUNE     DECEMBER 31,    JUNE 30,   LEASED AT     JUNE 30,
PROPERTY             ACQUIRED     1997      30, 1997        1996           1997      ACQUISITION     1997        KEY TENANTS
--------             --------   ---------  ----------   --------------    --------   -----------   --------      -----------
TEXAS

DALLAS AREA

Parker Towne Centre  December    205,792      $217,069        $407,766        $5.23       40%         60%     Minyards,
Plano, TX              1993                                                                                   Blockbuster Video

HOUSTON AREA

Four Corners         January     115,178      $427,255        $775,874        $9.03       76%         94%     Kroger, Eckerd,
Shopping               1993     --------    ----------     -----------       ------      ----        ----        Wendy's
    Center
Tomball, TX

TOTAL/WEIGHTED
  AVERAGE                      1,951,219    $6,634,746     $11,493,461        $8.25       84%         93%
                               =========    ==========     ===========       ======      ====        ====

    ------------------

(1) Walgreen's has advised the Company that it will be vacating the site, but is expected to continue to make lease payments.

(2) Since its acquisition in 1994, Winn-Dixie's occupied space has been increased by an aggregate of approximately 10,000 square feet.

(3) Represents NOI for the five months ended June 30, 1997.

(4) Albertsons is located on property contiguous to the Company's property which is not owned by the Company. Accordingly, Albertsons does not pay base rent or make payments to the Company for common area maintenance and similar charges at this location.

(5) Eckerd has vacated the leased space but has, to date, continued to make lease payments.

(6) Represents NOI for the two months ended December 31, 1996.

See "Business--Existing Properties", "--Tenant Diversification", "-Lease Expirations", and "--Additional Information Concerning the Existing Properties".

REDEVELOPMENT AND DEVELOPMENT PROPERTIES


         SKY LAKE. The Company recently acquired Sky Lake for approximately $11.85 million. Sky Lake is located in the North Miami Beach, Florida area. Approximately 150,000 residents with household incomes averaging approximately $50,000 are located within a three mile radius of Skylake. The Company intends to commence a comprehensive redevelopment program at Sky Lake in order to create a Supermarket Center containing approximately 300,000 square foot of GLA. The Company expects that the redevelopment will cost approximately $18.0 million and will occur in several phases which are expected to be completed by March 31, 1999. The Company has entered into a non-binding letter of intent with Albertsons for the lease of approximately 60,000 square feet of GLA at Sky Lake. During the redevelopment, the Company expects to receive certain rent revenue from tenants who will continue operations during the redevelopment process.


         CORAL WAY. The Company recently acquired 10.0 acres of vacant land at Coral Way for approximately $1.5 million for the development of a 100,000 square foot Supermarket Center. Coral Way is located in a newly rezoned high growth area of Southwest Dade County, Florida. The Company expects to complete development of Coral Way by December 1999, and anticipates that the costs of development will approximate $10.0 million. In addition, the Company has agreed to acquire 4.4 acres of land proximate to Coral Way for future development contingent upon, among other things, the rezoning of such property for commercial use.

         LAND FOR DEVELOPMENT. The Company owns approximately 13.0 acres of land adjacent to certain of the Existing Properties which it intends to develop as retail space. The Company expects to commence construction on approximately 5.0 acres adjacent to its Lake Mary Supermarket Center and 0.5 acres adjacent to its Commonwealth Supermarket Center, within three months following the Offering. The Company expects to complete these projects by December, 1998, at a cost of approximately $3.0 million and $450,000, respectively.

         There can be no assurance that Sky Lake, Coral Way or any other acquisition, redevelopment or development project will be consummated or, if consummated, will be successful. See "Business--Redevelopment and Development Properties", "Policies with Respect to Certain Activities--Development Policies" and "Use of Proceeds".

                                  DISTRIBUTIONS

         In general, qualification as a REIT requires the annual distribution to stockholders of at least 95% of the REIT's taxable income. Following the consummation of the Offering, the Company intends to continue to pay regular quarterly dividends to its stockholders. The Company anticipates that the first dividend to stockholders purchasing Common Stock in the Offering will be paid with respect to the quarterly period ended December 31, 1997, based upon $0.257 per share for a full quarter (which if annualized, would be $1.03 per share or an annual distribution rate of 7.0%) based on the estimated initial public offering price of the Common Stock of $14.75. The Company does not intend to reduce the expected dividend per share if the Underwriters' over-allotment option is exercised in full. The Company has established its initial dividend based on information and certain assumptions described herein. See "Distribution Policy". The Company intends to maintain its initial distribution rate for the first 12 months following the Offering, unless actual results of operations, economic conditions or other factors differ from the assumptions used in its estimate, and to review the dividend rate on a quarterly basis.

         The Company intends to distribute annually approximately 94.0% of its Cash Available for Distribution, although its initial distributions will approximate 99.79% of Cash Available for Distribution. In general, distributions by the Company to the extent of its current or accumulated earnings and profits, other than capital gain dividends, will be taxable to stockholders as ordinary income for federal income tax purposes. The Company anticipates that approximately _____% of the distributions intended to be paid by the Company for the 12-month period following the consummation of the Offering will represent a return of capital for federal income tax purposes. For a discussion of the tax treatment of distributions to stockholders, see "Federal Income Tax Considerations-Taxation of U.S. Stockholders".

                                CREDIT FACILITIES

         The Company is in the process of obtaining a line of credit of up to $50.0 million to finance the acquisition and development of new properties and for other general corporate purposes (the "Acquisition Line of Credit"), to be secured by certain of the Company's unencumbered Existing Properties and other properties acquired by the Company. The Company expects that the Acquisition Line of Credit will bear a variable rate of interest and be due within three years.

         The Company has a line of credit from City National Bank in the amount of $2.5 million which expires in May 1998 and is collateralized by the Equity One Office Building. At June 30, 1997, no amount was outstanding under this line of credit. Additionally, in connection with the Company's acquisition of Lake Mary in 1995, the Company obtained a $1.5 million letter of credit from Barnett Bank in order to guarantee certain payment obligations. At June 30, 1997, no amount was drawn under this letter of credit. The Company anticipates that these credit facilities will remain outstanding following consummation of the Offering and the Acquisition Line of Credit. See "Management Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources".

                               FINANCING POLICIES

         Subject to economic conditions, the Company intends to maintain a policy limiting its total indebtedness to 50.0% of its total market capitalization. Such objective may be altered without the consent of the Company's stockholders, and the Company's organizational documents do not limit the amount of indebtedness that the Company may incur. Upon application of the estimated net proceeds of the Offering set forth herein, total debt will constitute approximately 25.0% of the Company's total market capitalization. In addition, at June 30, 1997, the Company had outstanding mortgage indebtedness of $64.9 million, all of which bears interest at fixed rates with a weighted average annualized rate of approximately 8.3%. The Company intends to utilize various sources of capital, including the proceeds of the Offering, the Acquisition Line of Credit, other credit facilities, mortgage indebtedness, the issuance of debt or equity securities in public or private capital markets when appropriate, and reserves, for future acquisitions, capital improvements and development activities. See "Policies with Respect to Certain Matters--Financing Policies"; "Business--Indebtedness"; and Note 5 of Notes to Consolidated Financial Statements.

                    RESTRICTIONS ON OWNERSHIP OF COMMON STOCK

         Due to limitations on the concentration of ownership of stock of a REIT imposed by the Internal Revenue Code of 1986, as amended (the "Code"), the Articles of Amendment and Restatement of the Company (the "Charter") prohibits any stockholder from actually or constructively owning more than 5.0% in value or number of the outstanding shares of Common Stock, whichever is more restrictive (the "Ownership Limit"), except that the Board of Directors has waived the Ownership Limit with respect to Gazit (1995), Globe Reit, Dan Overseas and M.G.N., affiliates of the Company. See "Risk Factors-Certain Potential Anti-Takeover Provisions" and "Description of Capital Stock-Restrictions on Ownership and Transfer of Common Stock".

                            TAX STATUS OF THE COMPANY

         The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1995, and believes that it has met and will continue to meet the requirements for qualification as a REIT. To maintain REIT status, an entity must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 95.0% of its taxable income to its stockholders. See "Federal Income Tax Considerations--Taxation of the Company-Annual Distribution Requirements". As a REIT, the Company generally will not be subject to federal income tax on net income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax at regular corporate rates which would adversely affect its FFO and its ability to make expected distributions to its stockholders and could preclude the Company from qualifying as a REIT for subsequent taxable years. See "Federal Income Tax Considerations" and "Risk Factors-Adverse Consequences of Failure to Qualify as a REIT". Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain federal, state and local taxes on its income and property.

                               COMPANY INFORMATION

         The Company was incorporated under the laws of the State of Maryland in 1992. The Company's principal executive offices are located at 777 17th Street, Penthouse, Miami Beach, Florida 33139, and its telephone number is (305) 538-5488.

                                  THE OFFERING

Issuer...............................................................    Equity One, Inc.
Offering.............................................................    4,700,000 shares(1)
Shares outstanding after the Offering................................    11,608,130 shares(1)(2)
Use of Proceeds......................................................    The net proceeds will be used for
                                                                         the Acquisition and Development of
                                                                         the Redevelopment/ Development
                                                                         Properties, the Renovation of
                                                                         Existing Properties, the repayment
                                                                         of the Mortgage Indebtedness, and
                                                                         for working capital and general
                                                                         corporate purposes. See "Use of Proceeds".
Risks of Offering....................................................    See "Risk Factors", beginning on page 12.
Proposed NYSE symbol.................................................    "EQY"


-------------------------

(1) Assumes no exercise of the Underwriters' over-allotment option. See "Underwriting".

(2) Does not include an aggregate of (i) 1,000,000 shares of Common Stock reserved for issuance upon exercise of stock options granted under the Company's 1995 Stock Option Plan (the "1995 Plan"), pursuant to which options to purchase 614,000 shares of Common Stock have been granted, (ii) 580,288 shares of Common Stock reserved for issuance to an affiliate of the Company pursuant to a stock purchase agreement, and (iii) 1,306,124 shares of Common Stock reserved for issuance upon exercise of outstanding Series C Warrants. See "Management--Stock Option Plan" and "Certain Transactions".

                       SUMMARY CONSOLIDATED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PERCENTAGES AND PER SHARE DATA)

         The summary consolidated financial data and balance sheet data set forth below have been derived from the consolidated financial statements of the Company, including the consolidated financial statements for the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997 contained elsewhere herein. The consolidated financial statements as of and for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 have been audited by Deloitte & Touche LLP, independent auditors. The income statement data for the six months ended June 30, 1996 and 1997 and the balance sheet data as of June 30, 1997 have been derived from unaudited interim consolidated financial statements contained elsewhere herein, which in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. Results for the six months ended June 30, 1997 are not necessarily indicative of the results for the entire year. The data set forth below should be read in conjunction with the financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

         The unaudited pro forma consolidated balance sheet data as of June 30, 1997 set forth below is presented as if the Offering and the application of the net proceeds of the Offering all had occurred on June 30, 1997. The unaudited pro forma consolidated statement of operations data for the six months ended June 30, 1997 and the year ended December 31, 1996 are presented as if the Offering and the application of the net proceeds of the Offering (and the acquisitions of West Lake, Forrest Edge and Monument Pointe) all had occurred on January 1, 1996. See "Use of Proceeds". The pro forma consolidated financial data should be read in conjunction with the Company's pro forma consolidated financial statements and related notes and historical consolidated financial statements and related notes included elsewhere in this Prospectus.

         Because the preponderance of proceeds are allocated to acquisition, development, redevelopment and renovation projects which, for pro forma statement of operations purposes, do not generate any revenue or expense, pro forma results of operations reflect only the repayment of mortgage notes payable and omit any revenue or expense from other proceeds uses (except for historical revenue and expense attributable to Sky Lake which will continue during the redevelopment process). Accordingly, the pro forma consolidated financial statements do not purport to represent the Company's financial position as of June 30, 1997 or the results of operations for the six months ended June 30, 1997 or for the year ended December 31, 1996 that would actually have occurred had the Offering (and the acquisitions listed above) and the application of the net proceeds of the Offering all been completed on June 30, 1997 or at the beginning of the periods presented, or to project the Company's financial position or results of operations as of any future date or for any future period.


                                           SIX MONTHS ENDED                             YEAR ENDED
                                               JUNE 30,                                 DECEMBER 31,
                                   -------------------------------      ---------------------------------------------------------
                                   PRO FORMA        HISTORICAL          PRO FORMA                     HISTORICAL
                                   ---------     -----------------      ---------    --------------------------------------------
                                      1997       1997       1996          1996       1996      1995      1994      1993      1992
                                   ---------     -----      ----          ----       ----      ----      ----      ----      ----
STATEMENT OF OPERATIONS DATA:
Total revenues.................     $10,113      $9,673     $8,042       $19,600    $16,714  $11,348   $6,198     $2,070      $666
Operating Expenses.............       2,800       2,743      2,341         5,467      4,832    3,293    2,236        665       252
Depreciation and amortization..       1,239       1,178      1,010         2,413      2,067    1,496      996        298       107
Interest.......................       2,635       2,939      2,648         5,481      5,380    3,498    2,099        734       301
General and administrative
   expenses....................         316         241        213           665        515      549      504        324       167
                                    -------      ------     ------       -------    -------  -------   ------     ------     -----
   Total expenses..............       6,990       7,101      6,212        14,026     12,794    8,836    5,835      2,021       827
                                    -------      ------     ------       -------    -------  -------   ------     ------     -----

Net Income.....................      $3,123      $2,572     $1,830        $5,574     $3,920   $2,512     $233(2)     $49     ($161)
                                    =======      ======     ======       =======    =======  =======   ======     ======     =====

Net earnings per share(1)......       $0.27       $0.37      $0.34         $0.52      $0.65    $0.51    $0.07
                                    =======      ======     ======       =======    =======  =======   ======


                                         JUNE 30, 1997                                                DECEMBER 31,
                                   -------------------------                          --------------------------------------------
                                   PRO FORMA(3)   HISTORICAL                          1996       1995       1994     1993     1992
                                   -----------    ----------                          ----       ----       ----     ----     ----
BALANCE SHEET DATA
Total rental properties, before
   accumulated depreciation....    $162,166       $112,406                          $106,706    $92,770   $52,047   $22,491   $4,784
Total assets...................     175,560        120,873                           111,822     94,470    63,644    28,526    7,439
Mortgage notes payable.........      55,909         64,916                            66,831     60,583    32,690    15,543    3,222
Total liabilities..............      58,372         67,379                            68,727     64,331    33,846    15,922    3,388
Stockholders' equity...........     117,188         53,494                            43,095     29,139    28,798    12,604    4,051



                                           SIX MONTHS ENDED                             YEAR ENDED
                                               JUNE 30,                                 DECEMBER 31,
                                   -------------------------------      ---------------------------------------------------------
                                   PRO FORMA        HISTORICAL          PRO FORMA                     HISTORICAL
                                   ---------     -----------------      ---------    --------------------------------------------
                                      1997       1997       1996          1996       1996      1995      1994      1993      1992
                                   ---------     -----      ----          ----       ----      ----      ----      ----      ----
OTHER DATA:
Funds from Operations(4).......    $4,520        $3,867  $ 2,815       $8,233       $6,136    $3,973    $1,308      $347      $(54)
Cash flows from:
   Operating activities........        --         3,492    3,980           --        6,680     3,469     2,433      (289)      (46)
   Investing activities........        --        (6,766)  (3,495)          --      (18,277)  (37,211)  (29,755)  (20,414)   (1,995)
   Financing activities........        --         5,881    7,013           --       12,778    27,441    32,726    20,671     3,728
Gross leasable areas (square
   feet) (at end of period)....        --         1,951    1,670           --        1,807     1,670     1,003       583        50
Occupancy (at end of period)...        --            93%      89%          --           91%       90%       80%       60%       92%

-------------------------

(1)  Based on the weighted average number of shares outstanding.
(2)  Represents net income after income tax expense of $130,000.
(3) Adjusted to reflect the sale of 4,700,000 shares of Common Stock offered by the Company at an estimated initial public offering price of $14.75 per share and the application of the estimated net proceeds therefrom.
(4) The Company considers Funds from Operations ("FFO") to be an appropriate measure of the performance of an equity REIT. In March 1995, the National Association of Real Estate Investment Trusts ("NAREIT") adopted the NAREIT White Paper on FFO (the "NAREIT White Paper") which provided additional guidance on the calculation of FFO. FFO is defined by NAREIT as net income (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs. In addition, FFO should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity or of the Company's ability to make distributions, nor is it comparable to cash flows provided by operating activities determined in accordance with GAAP. The Company computes FFO in accordance with the NAREIT White Paper, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to other REITs' FFO and does not represent amounts available for distributions because of certain capital expenditures, scheduled mortgage loan principal payments and other items. See "Distribution Policy".

                                  RISK FACTORS

         THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE RISKS DESCRIBED BELOW. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE SPECIFIC FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE DECIDING TO INVEST IN THE COMMON STOCK OFFERED HEREBY.

         THIS PROSPECTUS CONTAINS CERTAIN "FORWARD-LOOKING STATEMENTS" WHICH REPRESENT THE COMPANY'S EXPECTATIONS OR BELIEFS, INCLUDING, BUT NOT LIMITED TO, STATEMENTS CONCERNING INDUSTRY PERFORMANCE, THE COMPANY'S OPERATIONS, PERFORMANCE, FINANCIAL CONDITION, PLANS, GROWTH AND STRATEGIES. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT STATEMENTS OF HISTORICAL FACT MAY BE DEEMED TO BE FORWARD-LOOKING STATEMENTS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, WORDS SUCH AS "MAY", "WILL", "EXPECT", "ANTICIPATE", "INTEND", "COULD", "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES, CERTAIN OF WHICH ARE BEYOND THE COMPANY'S CONTROL, AND ACTUAL RESULTS MAY DIFFER MATERIALLY DEPENDING ON A VARIETY OF IMPORTANT FACTORS, INCLUDING THOSE DESCRIBED BELOW UNDER THIS "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS.

SIGNIFICANT RELIANCE ON CERTAIN TENANTS

RELIANCE ON WINN-DIXIE, PUBLIX AND OTHER ANCHOR TENANTS

         As of June 30, 1997, 16.0% and 6.0% of the aggregate GLA owned by the Company was leased to Winn-Dixie and Publix, respectively, and these leases represented 11.0% and 3.0%, respectively, of the aggregate annualized minimum rental revenues from the Existing Properties. The Company's financial condition, results of operations, liquidity and FFO and its ability to make distributions to stockholders could be adversely affected in the event of the bankruptcy or insolvency of, or a downturn in the business of, Winn-Dixie, Publix or any other Anchor Tenant, or in the event that any of such tenants is unable to pay its rent as it becomes due or does not renew its lease as it expires or renews at lower rental rates.

         Tenants may seek the protection of the bankruptcy laws, which could result in the rejection and termination of their leases, or a continuation of their leases on less advantageous terms, thereby causing a reduction in the cash flow available for distribution by the Company. Such reduction could be material if an Anchor Tenant files for bankruptcy protection. No assurance can be given that any Anchor Tenants will not file for bankruptcy protection in the future, or if they file, that they will affirm their leases and continue to make rental payments in a timely manner.

RELIANCE ON ANCHOR TENANTS GENERALLY

         Shopping centers generally rely on Anchor Tenants to attract customers to the centers. Vacated Anchor Tenant space reduces rental revenues if not re-rented promptly at the same rental rates and, even when the tenant continues to make rental payments, tends to adversely affect the entire shopping center because of the loss of the departed Anchor Tenant's power to draw customers to the center. No assurances can be given that existing Anchor Tenants will renew their leases as they expire or will not vacate their space prior to expiration. The closing of one or more stores occupied by Anchor Tenants or lease terminations by one or more Anchor Tenants could adversely affect that property and result in lease terminations or rent reductions by other tenants whose leases may permit termination or rent reduction in such circumstances. Each of these developments could adversely affect the Company's FFO and its ability to make expected distributions to stockholders. In three instances, drug store Anchor Tenants have vacated their leased space or indicated their intention to do so, although they continue to make lease payments to the Company. See "Reliance on Tenants in Certain Industries" and "Business--Additional Information Concerning the Existing Properties".

RELIANCE ON TENANTS IN CERTAIN INDUSTRIES

         As of June 30, 1997, 31.0% and 6.0% of the aggregate GLA owned by the Company was leased to Anchor Tenants who are supermarkets and drugstores, respectively, and these leases represented 24.0% and 6.0%, respectively, of the aggregate annualized minimum rental revenues from the Existing Properties. The Company could be adversely affected by having a tenant base concentrated in these or other industries in the event that there is an economic downturn in these industries or if there is a change in the manner in which these industries conduct business. For example, it has recently become more common for drugstores to seek to rent freestanding structures instead of space within shopping centers. During the last year, before the expiration of its leases, Eckerd, a drugstore chain Anchor Tenant, vacated the premises of two sites which it leased from the Company, and on which it continues to make rental payments, in favor of nearby free standing structures. Eckerd presently leases and continues to occupy 3.0% of the aggregate GLA owned by the Company representing approximately 3.0% of the aggregate annualized minimum rental revenues from Existing Properties. Walgreen's, another drugstore chain Anchor Tenant, has advised the Company that it will be vacating its leased space in Atlantic Village.

GENERAL RISKS RELATING TO REAL ESTATE INVESTMENTS

VALUE OF REAL ESTATE DEPENDENT ON NUMEROUS FACTORS

         Real estate values are affected by a number of factors, including changes in the general economic climate, local conditions (such as an over-supply of space or a reduction in demand for real estate in an area), the quality and policies of management, competition from other properties, the ability of the owner to provide adequate maintenance and insurance, and variable operating costs. Shopping centers, in particular, may be affected by changing perceptions of retailers or shoppers of the safety, convenience and attractiveness of the shopping center. Real estate values are also affected by such factors as government regulations, interest rate levels, the availability of financing and potential liability under and changes in environmental, zoning, tax and other laws. Because substantially all of the Company's income and FFO will be derived from rental income from real property, the Company's FFO and its ability to make expected distributions to stockholders would be adversely affected if a significant number of the Company's tenants were unable to meet their obligations to the Company, or if the Company were unable to lease a significant amount of space in its properties on economically favorable terms. In the event of a default by a tenant, the Company may experience delays in enforcing, and incur substantial costs to enforce, its rights as landlord. As a result of the above, or other factors, including the cyclical nature of real estate markets, the value of the Company's properties could decrease.

DIFFICULTIES AND COSTS ASSOCIATED WITH RENTING UNLEASED SPACE AND SPACE TO BE VACATED IN FUTURE YEARS

         The ability of the Company to rent unleased or vacated space will be affected by many factors, including covenants found in certain leases with tenants restricting the use of other space at a property. Of the leases for the Existing Properties, leases covering 153,955 square feet, 134,148 square feet and 166,975 square feet (representing 8.0%, 7.0% and 9.0%, respectively, of the GLA), will expire in 1998, 1999 and 2000, respectively. No Anchor Tenant leases expire before 2004. If the Company is able to re-let vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, the Company may incur substantial costs in obtaining new tenants, including Leasing Commissions, and the cost of making Tenant Improvements or repairs required by a new tenant.

COMPETITION FROM NUMEROUS SOURCES

         There are numerous commercial developers, real estate companies and other owners of real estate in the areas in which the Existing Properties are located that compete with the Company in seeking land for development, properties for acquisition, financing and tenants. Many of such competitors have substantially greater resources than the Company. The Company has determined that competitive factors have made it less likely that the Company will be able to achieve its growth objectives exclusively through acquisitions and that it will need to develop or redevelop properties to achieve these objectives. There can be no assurance that it will be able to do so successfully. In addition, retailers at the Existing Properties face increasing competition from outlet malls, discount shopping clubs, direct mail and telemarketing sales. There can be no assurance that the Company will be able to acquire suitable properties and tenants for its properties in the future or that such properties will be profitable.

MARKET ILLIQUIDITY

         Equity real estate investments are relatively illiquid and therefore tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. The Existing Properties are primarily Supermarket Centers. The Company has no present intention to vary the types of real estate in its portfolio.

FIXED COSTS

         Certain significant expenditures associated with properties (such as mortgage payments, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the property. Should such circumstances occur, they would adversely affect the Company's ability to pay distributions to stockholders. The Company may be unable to increase revenues to the same extent that its fixed costs increase.

LIMITED GEOGRAPHIC DIVERSIFICATION AND EXPERIENCE OUTSIDE TARGET MARKETS

         The Existing Properties consist exclusively of properties located in Florida and Texas. Approximately 83.0% of the Existing Properties (based on GLA) are located in Florida. The Company's performance may therefore be linked to economic conditions and especially the market for Supermarket Centers in Florida. A decline in the economy in this market may adversely affect the Company's financial condition, results of operations, liquidity and FFO, and its ability to make expected distributions to stockholders.

         Although the Company is seeking additional properties and sites in its primary markets, it will also seek to locate properties in other areas with similar demographic characteristics throughout the Southeast. In seeking investment opportunities in other areas of the Southeast, the Company will not initially possess the same level of familiarity as it possesses with respect to its current markets, which could adversely affect its ability to acquire, develop, manage or lease properties in new markets.

RISKS OF CONSTRUCTION AND DEVELOPMENT

INEXPERIENCE IN CONSTRUCTION AND DEVELOPMENT

         Until recently, the Company's growth strategy has focused primarily on the acquisition and renovation of existing Supermarket Centers. In light of changing market conditions, the Company plans to develop vacant land and redevelop certain of its Existing Properties. See "Summary-Business and Growth Strategies", "--Redevelopment and Development Properties" and "Use of Proceeds". The Company has not developed any new Supermarket Centers, although its management has experience in development activities and has undertaken and completed renovation, expansion and redevelopment projects with respect to certain of the Existing Properties. The Company has recently hired a licensed architect and general contractor to head its development department and is in the process of retaining at least one additional full-time employee to support its construction and development personnel. See "Management". The Company's relative inexperience in these activities may make it more difficult for it to construct, develop and redevelop Supermarket Centers successfully.

UNCERTAINTY AS TO PROFITABILITY

         The Company intends to pursue construction and development activities as opportunities arise. Such activities may include expanding and/or renovating properties or developing new sites. See "Business--Business and

Growth Strategies". Expansion, renovation and development projects generally require expenditures of capital, as well as various government and other approvals, which the Company may not be able to obtain, or may only obtain after delay and at substantial costs. While policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, such as initiating construction after securing commitments from Anchor Tenants, the Company will nevertheless incur certain risks, including the risks that: construction costs of a property may exceed original estimates, possibly making the property uneconomical; occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for development of a property; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

         Although the Company's management believes that it has operated so as to qualify as a REIT under the Code since its REIT election in 1995, no assurance can be given that the Company has qualified or will remain qualified as a REIT. In addition, no assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may affect the Company's ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95.0% of the Company's gross income in any year must be derived from qualifying sources and the Company must make distributions to stockholders aggregating annually at least 95.0% of its REIT taxable income (excluding capital gains). The Company intends to make distributions to its stockholders to comply with the distribution provisions of the Code. Although the Company anticipates that its cash flows from operating activities and FFO will be sufficient to enable it to pay its operating expenses and meet distribution requirements, no assurances can be given in this regard.

         If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, and would not be allowed a deduction in computing its taxable income for amounts distributed to its stockholders. Moreover, unless entitled to relief under certain statutory provisions, the Company also would be ineligible for qualification as a REIT for the four taxable years following the year during which qualification was lost. Such disqualification would reduce the net earnings of the Company available for investment or distribution to its stockholders due to the additional tax liability of the Company for the years involved. See "Federal Income Tax Considerations--Failure to Qualify for Taxation as a REIT".

DEPENDENCE ON KEY PERSONNEL; POSSIBLE CONFLICTS OF INTEREST

         The Company's ability to execute its acquisition and growth strategy successfully depends to a significant degree upon the continued contributions of Chaim Katzman, the Company's Chairman of the Board, President and Chief Executive Officer, and Doron Valero, the Company's Executive Vice President and Chief Operating Officer. Pursuant to Mr. Katzman's employment agreement with the Company, Mr. Katzman is required to devote only so much of his business time, attention, skill and efforts as shall be required for the faithful performance of his duties. Presently, his significant other activities consist primarily of serving as the President and Chief Executive Officer of Gazit, a public company whose securities are traded on the TASE and whose primary activity is its substantial investment in the Company. Accordingly, although he may have other interests in the future, Mr. Katzman's primary outside activities are presently focused on the Company. Mr. Katzman currently also invests in and serves as the non-executive chairman of the board of real estate companies whose holdings include commercial properties in Canada and Israel. Additionally, although Mr. Katzman presently resides in the United States, Mr. Katzman is not required under his employment agreement to reside and perform his duties within the United States. Mr. Valero currently serves as the President and director of several entities which own apartment properties in Miami Beach, Florida. The loss of the services of either Mr. Katzman or Mr. Valero could have a material adverse effect on the

Company's income, FFO, and ability of the Company to make expected distributions to stockholders. Neither Mr. Katzman nor Mr. Valero is a citizen of the United States. Although Mr. Katzman and Mr. Valero each have resident alien cards, there can be no assurance that changes in the immigration laws or policies of the Immigration and Naturalization Service will permit each of Mr. Katzman and Mr. Valero to remain in the country or continue to work in the United States.

SIGNIFICANT CONTROL BY DIRECTORS, EXECUTIVE OFFICERS AND THEIR AFFILIATES


         Following the consummation of the Offering, directors and executive officers of the Company and their affiliates will beneficially own 59.5% of the outstanding Common Stock (56.1% if the over-allotment granted to the Underwriters is exercised in full). Certain stockholders of the Company have entered into agreements to control the Company. Such stockholders directly and indirectly own and/or control an aggregate of 96.5% of the issued and outstanding Common Stock of the Company before giving effect to the Offering. The agreements provide that, in all matters affecting the Company (other than the election of directors) the parties to the agreements will vote all of their shares as they may agree, or if they cannot agree, will vote against any such proposal to which they cannot agree. With respect to the election of directors, the parties have granted an irrevocable power of attorney to Globe Reit, which is an affiliate of Mr. Katzman and of Messrs. Makavy and Wulkan, directors of the Company. Globe Reit has the power under an irrevocable power of attorney (the "Irrevocable Proxy") to vote all of the shares of Common Stock owned by the stockholders who are parties to the Irrevocable Proxy for the election of directors through May, 2001, with, effectively, one-half of the directors designated by each of Gazit and Danbar Resources, and if there is an additional director, such director shall be designated by agreement. Pursuant to this agreement, the parties to the agreement may be deemed a "group" within the meaning of Section 13(d) of the Exchange Act and may direct the business and affairs of the Company. See "Principal Stockholders" and "Certain Transactions".


DISTRIBUTIONS TO STOCKHOLDERS AFFECTED BY MANY FACTORS


         The Code requires a REIT to distribute to its stockholders 95.0% of its taxable income (excluding capital gains). Subject to this requirement, distributions by the Company will be dependent on a number of other factors, including the Company's financial condition, reinvestment of funds in properties, capital expenditures, cash flow invested in the construction and development of properties which are not yet income producing, the annual distribution requirements under the REIT provisions of the Code and other factors. If the Company incurs additional indebtedness in the future, it will require additional funds to service such indebtedness and as a result, amounts available to make distributions may decrease. Initial distributions for the 12 months ended June 30, 1998 are estimated to be 99.79% of Cash Available for distribution. Accordingly, any failure of the Company to meet anticipated operating results could result in the Company's inability to make such projected distributions.


         Distributions by the Company to its stockholders will be based principally on Cash Available for Distribution from its Existing Properties and properties acquired in the future. Increases in base rent under Existing Property leases or the payment of rent in connection with future acquisitions will increase the Company's Cash Available for Distribution to stockholders. However, in the event of a default or a lease termination by a lessee, there could be a decrease or cessation of rental payments and thereby a decrease in Cash Available for Distribution. If Cash Available for Distribution generated by the Company's assets for any period is less than the Company's estimate, or if such Cash Available for Distribution decreases in future periods from expected levels, the Company's ability to make the expected distributions would be adversely affected. Any such failure to make expected distributions could result in a decrease in the market price of the Common Stock.

ESTIMATED INITIAL CASH AVAILABLE FOR DISTRIBUTION MAY NOT BE SUFFICIENT TO MAKE DISTRIBUTIONS AT EXPECTED LEVELS


         The Company's proposed initial annual distributions following consummation of the Offering represent 99.79% of the Company's estimated initial Cash Available for Distribution for the 12 months ending June 30, 1998. In the event that the Company is not able to pay its estimated initial annual distribution of $1.03 per share to stockholders out of Cash Available for Distribution as calculated under "Distribution Policy" below, the Company could be required to fund distributions from working capital, to draw down under available lines of credit to provide funds for such distribution, or to reduce the amount of such distribution. Pending investment of the net proceeds and the production of income therefrom or in the event the Underwriters' over-allotment option is exercised, the Company's ability to pay such distribution out of Cash Available for Distribution may be further adversely affected. See "--Distributions to Stockholders Affected by Many Factors".


GOVERNMENT REGULATION

POTENTIAL ENVIRONMENTAL LIABILITIES

         Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with contamination. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company is generally considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and damages for injuries to persons and property. Although the Company obtained Phase I or similar environmental audits (which involve general inspections without soil sampling or groundwater analysis) completed by independent environmental consultants when it acquired all but two of the Existing Properties, six of the Existing Properties have environmental assessments that were conducted more than four years ago and two Existing Properties do not currently have environmental assessments. These assessments are currently being performed or updated.

         The Company believes that the environmental studies conducted to date have not revealed significant environmental liabilities that would have a material adverse effect on the Company's financial condition, results of operations, liquidity and FFO; however, no assurances can be given that environmental studies obtained by the Company reveal all environmental liabilities, that any prior owner of land or a property owned or acquired by the Company did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist (or may not exist in the future). Tenants at the shopping centers and other properties owned and operated by the Company include plant-on-premises dry cleaners, gasoline service stations and tire centers, photo development firms and other retailers which use hazardous substances in their businesses. Although leases with such tenants contain provisions intended to minimize the environmental risks and to shift the financial risks to the tenants, there is no assurance that the Company will not incur liability in this regard. A limited monitoring program with respect to groundwater testing has been implemented at Plaza Del Rey based on questions raised by environmental studies conducted at the time of purchase. While this site is not regarded by management as a significant environmental risk, if a material environmental condition does in fact exist (or exists in the future) at this or other properties, it could have a significant adverse impact upon the Company's financial condition, results of operations, liquidity and FFO.

         In connection with the Company's acquisition of Sky Lake, a Phase II Environmental Site Assessment dated July 15, 1997 has revealed the existence of perchloroethylene at levels above regulatory limits caused by a dry cleaning business operated on the premises. The Company has learned that this site is included in the Florida Dry Cleaners State Program. As a condition to the Company's purchase of the property, the seller has agreed to pay all remediation costs, which environmental consultants have estimated will approximate $250,000. At the closing, $500,000 will be placed into an escrow account to pay for the remediation. Based on the remediation cost estimates, the guarantee of the seller to pay for the cleanup and the establishment of the escrow account, the Company has concluded that the property will not pose a material liability to the Company. See "Business--Environmental Matters".

GOVERNMENT ENTITLEMENTS

         In developing a project, the Company must obtain the approval of numerous government authorities regulating such matters as permitted land uses and levels of density, the installation of utility services such as water and waste disposal and the dedication of acreage for open space, parks, schools and other community purposes. Several authorities in Florida have imposed impact fees as a means of defraying the cost of providing certain governmental services to developing areas and the amount of these fees has increased significantly during recent years. Other Florida laws require the use of specific construction materials which reduce the need for energy-consuming heating and cooling systems. In addition, Broward and Palm Beach counties, adjacent to Dade County, have attempted to impose restrictive zoning and density requirements in order to limit the number of persons who live and work within their boundaries. As a result of Hurricane Andrew, which struck Southern Florida in August 1992, Dade and Broward counties in Florida enacted more stringent building codes which have increased costs of construction. The State of Florida has also, at times, declared moratoriums on the issuance of building permits and imposed other restrictions in areas where the infrastructure does not reach minimum standards. Other states and localities in which the Company seeks to develop projects may have similar or other government regulations. There is no assurance that these and other restrictions will not adversely affect the Company in the future.

         The ability of the Company to obtain necessary approvals and permits for projects is often beyond the Company's control, and could restrict or prevent the development of otherwise desirable property. The period of time necessary to obtain permits and approvals increases the carrying costs of unimproved property acquired for the purpose of development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application.

         Certain employees of the Company are required to maintain certain real estate and mortgage brokers licenses in order for the Company to manage properties and receive certain commissions. Changes in the requirements for maintaining these licenses or failure of such employees to qualify for such licenses could have an adverse affect on the Company.

AMERICANS WITH DISABILITIES ACT COMPLIANCE

         Under the ADA, places of public accommodation or commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective after January 1, 1991. Although management of the Company believes that the Existing Properties are substantially in compliance with the present requirements of the ADA, the Company may incur additional costs in connection with such compliance in the future. Also, a number of additional federal, state and local laws and regulations exist that may require modifications to the Company's properties, or affect certain future renovations thereof, with respect to access by disabled persons. Non-compliance with the ADA could result in the imposition of fines, an award of damages to private litigants, or an order to correct any non-complying feature. Under certain of the Company's leases, the tenant is responsible for ensuring that the property complies with all laws and regulations, including the ADA. Notwithstanding the foregoing, the Company may be required to make substantial capital expenditures to comply with this law. In addition, provisions of the ADA may impose limitations or restrictions on the completion of certain renovations and thus may limit the overall returns on the Company's investments.

RISK OF BORROWING; NO LIMITATION ON DEBT

         The Company will be subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, and the risk that indebtedness on its properties will not be refinanced at maturity or that the terms of such refinancing will not be as favorable as the terms of such indebtedness. Most of the Company's existing mortgage indebtedness has an amortization schedule which results in substantial payments being due at maturity. See "Business--Indebtedness" and Note 5 of Notes to Consolidated Financial Statements.

         The Company's Acquisition Line of Credit is expected to bear a variable rate of interest and be due within three years (similar to its existing lines of credit). Changes in interest rates on the Acquisition Line of Credit are unlikely to correspond with changes in rental rates, and the Company has no present intention to (but may) purchase hedge agreements against interest rate fluctuations. There can be no assurance that the Company will be able to obtain the Acquisition Line of Credit. See "--Effect of Market Interest Rates on Price of Common Stock and Value of Real Estate", "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Indebtedness".

         If the Company were unable to refinance its indebtedness on acceptable terms, or at all, the Company might be forced to dispose of one or more of its properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancings, the Company's interest expense would increase, without a corresponding increase in its rental rates, which would adversely affect the Company's cash flow and its ability to pay expected distributions to stockholders. Further, if one of the Company's properties is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, or is in default under the related mortgage or deed of trust, such property could be transferred to the mortgagee, or the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to the Company. Foreclosure could also create taxable income without accompanying cash proceeds, thereby hindering the Company's ability to meet the REIT distribution requirements under the Code.

         Upon consummation of the Offering, the debt to total market capitalization ratio of the Company will be approximately 25.0%. The Board of Directors has adopted a policy to limit the Company's indebtedness to approximately 50.0% of its total market capitalization (I.E., the market value of the issued and outstanding shares of Common Stock, plus total debt), but the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness that the Company may incur. The Board of Directors, without the vote of the Company's stockholders, could alter or eliminate its current policy on borrowing at any time at its discretion. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service costs that could adversely affect the Company's FFO and its ability to make expected distributions to its stockholders and an increased risk of default on the Company's obligations.

BROAD DISCRETION IN USE OF PROCEEDS

         The Company will have broad discretion as to the application of a significant portion of net proceeds of the Offering that have been designated as working capital to be used for future unidentified acquisition and development activities, operations or for other corporate purposes. This amount would be increased to the extent the Underwriters' over-allotment is exercised, or to the extent any proposed use of proceeds requires less funds or becomes impracticable, and would be decreased to the extent any of such proposed uses would require more funds than is currently forecast. An investor will not have the opportunity to evaluate the economic, financial and other relevant information which will be utilized by the Company in determining the application of such proceeds and will be dependent on management's determination how to deploy successfully these proceeds. See "Use of Proceeds".

CHANGES IN INVESTMENT AND FINANCING POLICIES WITHOUT STOCKHOLDER APPROVAL

         The Company's Board of Directors determines the Company's investment and financing policies and its policies with respect to certain other activities, including its debt capitalization, growth, distributions, REIT status, and investment and operating policies. The Board of Directors has no present intention to amend or revise these policies. However, the Board of Directors may do so at any time without a vote of the Company's stockholders. A change in these policies could adversely affect the Company's financial condition, results of operations, cash flows and the amounts distributed to holders of Common Stock.

EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK AND VALUE OF REAL
ESTATE

         The market price of the Common Stock will be affected by the annual distribution rate on the shares of Common Stock. Increasing market interest rates may lead prospective purchasers of the Common Stock to seek a higher annual distribution rate from their investments. Such an increase in market expectations or requirements would be likely to affect the market price of the Common Stock adversely. Likewise, increases in interest rates may have the affect of depressing the value (including the collateral value) of retail properties such as the Existing Properties.

DILUTION

         Purchasers of the Common Stock offered hereby will experience immediate and significant dilution of $4.79 per share ($4.51 per share if the Underwriters' over-allotment option is exercised in full) in the net tangible book value of their shares. See "Dilution".

ABSENCE OF PUBLIC MARKET; STOCK PRICE NOT BASED ON PROPERTY VALUATION; POSSIBLE FLUCTUATIONS OF STOCK PRICE

         Prior to the Offering, there has been no public market for the Common Stock. Although the Company will apply for listing of its Common Stock on the New York Stock Exchange, there can be no assurance that an active trading market for the Common Stock will develop or that, if developed, it will be sustained. In connection with the Offering, neither the Company nor the Underwriters have obtained appraisals or other valuations of the Existing Properties. The initial public offering price of the Common Stock will be determined by negotiation among the Underwriters and the Company and may not reflect the fair market value of the Company's Existing Properties. The Offering price may not be indicative of the market price for the Common Stock after the Offering. The market price of the Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. Such fluctuations, and general economic and market conditions, may adversely affect the market price of the Common Stock. See "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Underwriting".

ADVERSE EFFECT OF UNINSURED LOSS

         The Company believes that it carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to its properties with policy specifications and insured limits customarily carried for similar properties. The Company believes that the insurance currently carried on the Existing Properties is adequate and in accordance with industry standards. There are, however, certain types of losses (such as from hurricanes) which may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. Should an uninsured loss occur, the Company could lose both its invested capital in and anticipated revenues from the property, and would continue to be obligated to repay any recourse mortgage indebtedness on the property. This risk may be intensified by the fact that the Company's Existing Properties are clustered in certain target markets, making it likely that a natural disaster in any such market could affect a number of the Existing Properties.

TECHNICAL DEFAULTS

         Certain of the mortgages on the Existing Properties contain prohibitions on transfers of ownership interests in the mortgagor without the prior written consent of the lenders, which provisions may have been violated by previous issuances of Common Stock and may be violated by the Offering. A violation could serve as a basis for the lenders to accelerate amounts due under the related mortgages. The Company is currently in the process of obtaining a clarification, amendment or consent from each of the various lenders under such mortgages. The outstanding amounts under the mortgages on the affected Existing Properties covered by such restrictions on transfer total approximately $11.0 million. In the event that the requested assurances or consents are not obtained and the mortgage holders declare defaults under the mortgage documents, the Company will either prepay the mortgages from the net proceeds from the Offering, or reserve the capacity to prepay the mortgages under the Acquisition Line of Credit.

SHARES ELIGIBLE FOR FUTURE SALE

         Future sales of substantial amounts of Common Stock in the public market, or the availability of such shares for future sale, could impair the Company's ability to raise capital through an offering of securities and may adversely affect the then-prevailing market prices. See "Shares Eligible for Future Sale". The holders of substantially all of the outstanding Common Stock have agreed not to sell any shares of Common Stock for 180 days from the date of this Prospectus without the prior written consent of Credit Suisse First Boston. See "Underwriting". Following such 180-day period, approximately 5,300,000 shares held by current stockholders will be available for sale under Rule 144 of the Act. Additionally, shares of Common Stock have been reserved for issuance under the Company's 1995 Plan, under which options to purchase 614,000 shares of Common Stock are issued and outstanding. The Company intends to register under the Act all 1,000,000 eligible shares reserved for issuance under the 1995 Plan. See "Management--Stock Option Plan". Shares covered by such registration will, when issued, be eligible for resale in the public market, subject to Rule 144 limitations applicable to affiliates. Pursuant to certain registration rights agreements among the Company and certain current stockholders, the Company has granted various registration rights to such stockholders who have waived such rights with respect to the Offering. See "Certain Transactions".

CERTAIN POTENTIAL ANTI-TAKEOVER PROVISIONS

    PROVISIONS OF MARYLAND LAW; CHARTER PROVISIONS

         Certain provisions of the Maryland General Corporation Law, as amended (the "MGCL") and of the Company's Charter and Bylaws may have the effect of discouraging or preventing a change in control of the Company or the removal of existing management and, as a result, may prevent the stockholders of the Company from receiving a substantial premium for their shares over then-current market prices.

         BUSINESS COMBINATIONS. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the Board of Directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. Each of Gazit (1995), Globe Reit, Dan Overseas and M.G.N. beneficially owns more than ten percent of the Company's voting shares and would, therefore, be subject to the business combination provision of the MGCL.

         CONTROL SHARE ACQUISITIONS. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer, by officers or by directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares subject to certain restrictions.

         The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of a corporation. The Bylaws of the Company contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company's shares of Common Stock. Such provision of the Bylaws may be amended by the Board of Directors without stockholder approval. There can be no assurance that such provision will not be amended or eliminated at any time in the future. As a result of the Company's decision to opt out of the "control share acquisition" provisions of the MGCL, stockholders who acquire a substantial block of Common Stock are not precluded from exercising full voting rights with respect to their shares on all matters without first obtaining the approval of other stockholders entitled to vote. This may have the effect of making it easier for any such control share stockholder to effect a business combination with the Company. However, no assurance can be given that any such business combination would be consummated or, if consummated, would result in a purchase of shares of Common Stock from any stockholder at a premium.

         In addition, certain provisions of the Company's Charter and Bylaws summarized in the following paragraphs may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. See "Description of Capital Stock -- Anti-Takeover Effect of Certain Provisions of Maryland Law and the Company's Charter and Bylaws".

         CLASSIFICATION OF THE BOARD OF DIRECTORS. The Company's Board of Directors is divided into three classes with staggered three-year terms. The initial terms of the first, second and third classes will expire in 1998, 1999 and 2000, respectively. Beginning in 1998, directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by the stockholders. The staggered terms of directors may also have the effect of deterring certain potential acquisitions of the Company because control of the Company's Board of Directors could not be obtained at a single annual meeting of stockholders.

         REMOVAL OF DIRECTORS. The Charter provides that a director or the entire board of directors may be removed only for cause (as defined in the Charter) by the affirmative vote of at least 66-2/3% of the votes entitled to be cast in the election of directors. This provision, when coupled with the provision in the Charter authorizing the Board of Directors to fill vacant directorships, precludes stockholders from removing incumbent directors except upon the existence of cause for removal and filling the vacancies created by such removal with their own nominees.

         OWNERSHIP LIMIT. The Charter includes limitations on the actual or constructive ownership of outstanding Common Stock by any single stockholder to 5.0% in value of the outstanding Common Stock or number of shares, whichever is less, in order to protect the Company against the loss of REIT status due to the concentration of ownership among its stockholders. The Board of Directors has waived such Ownership Limit with respect to certain of its affiliates, Gazit
(1995), Globe Reit, Dan Overseas, and M.G.N.

         PREFERRED SHARES. The Charter authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval (unless otherwise required by the rules of any stock exchange on which the Common Stock is then traded), to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of such issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future.

         SPECIAL MEETINGS. The Bylaws provide that special meetings of stockholders may be called only by the President, Chief Executive Officer, or Chairman of the Board of Directors or upon the written demand of the holders of not less than 50.0% of the votes entitled to be cast at a special meeting.

         SUPERMAJORITY PROVISIONS. The affirmative vote of 66-2/3% of the votes represented at a meeting of stockholders duly called and at which a quorum is present is required to, among other things, amend the Charter or Bylaws. Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside of the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but no less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's Charter.

                                USE OF PROCEEDS

         The net proceeds to be received by the Company from the sale of shares of Common Stock offered hereby, based upon an assumed initial public offering price of $14.75 per share and after deducting the underwriting discounts and commissions and estimated Offering expenses, are estimated to be approximately $64.0 million ($73.6 million if the Underwriters' over-allotment option is exercised in full).

         The Company intends to use the net proceeds from the Offering as follows:

                                                                                                    APPROXIMATE
                                                                               APPROXIMATE       PERCENTAGE OF NET
                        APPLICATION OF PROCEEDS                               DOLLAR AMOUNT           PROCEEDS
-------------------------------------------------------------------------     -------------      -----------------
Proposed retail property acquisitions and development(1)...............         $43,360,000              68%

Renovation of and development at Existing Properties(2)................           6,400,000              10

Repayment of indebtedness(3)...........................................           9,007,000              14

Working capital and general corporate purposes(4)......................           5,045,000               8
                                                                                -----------             ---

         Total.........................................................         $63,812,000             100%
                                                                                ===========             ===

-------------------------


(1) Represents (i) $11.85 million related to the acquisition, and approximately $18.0 million for the renovation and/or development of retail space, at Sky Lake, (ii) $1.1 million to acquire, and approximately $2.5 million to develop, 4.4 acres of vacant land in Miami which the Company has under contract and (iii) approximately $10.0 million in development costs for development of Coral Way (collectively, the "Acquisition and Development of the Redevelopment/ Development Properties").


(2) Includes (i) approximately $850,000 to renovate Atlantic Village, (ii) approximately $1.75 million for Commonwealth, of which $1.3 million will be used to expand retail space leased by Winn-Dixie and $450,000 will be used to renovate and develop a pad site containing approximately 6,000 square feet of GLA, (iii) approximately $3.0 million to develop approximately 50,000 square feet of additional GLA at Lake Mary and (iv) approximately $800,000 to renovate the 18,000 square foot office building at Pointe Royale (collectively the "Renovation of Existing Properties").

(3) Represents the repayment of approximately (i) $3.0 million outstanding under a mortgage loan related to Four Corners obtained in 1993, which accrues interest at an annual rate of 9.49% and is due and payable in January, 2003, (ii) $2.0 million outstanding under the mortgage loan related to Forest Edge obtained in 1996, which accrues interest at an annual rate of 8.25% and is due and payable in October 2002 and (iii) $4.0 million outstanding under a mortgage loan related to Atlantic Village obtained in 1995 which accrues interest at an annual rate of 8.15% and is due and payable in July, 2002 (collectively, the "Mortgage Indebtedness").

(4) This amount may increase to the extent the Underwriters' over-allotment is exercised, or to the extent any proposed application of proceeds requires less funds or becomes impracticable, and could be decreased to the extent that proposed uses require more funds than currently forecast.

         Proceeds not immediately required for the purposes described above will be invested by the Company in United States government securities, short-term certificates of deposit, money market funds or other short-term interest-bearing investments or investment grade preferred stock of other publicly traded REITs.

                               DISTRIBUTION POLICY


         Subsequent to the Offering, the Company intends to make regular quarterly distributions to the holders of its Common Stock. The first dividend, for the period commencing upon the consummation of the Offering and ending December 31, 1997, is anticipated to be in an amount approximately equivalent to a quarterly distribution of $0.257 per share (which, if annualized, would equal $1.03 per share), or an annual yield of 7.0% based on an assumed initial public offering price per share of $14.75. The Company does not intend to reduce the expected distribution per share if the Underwriters' over-allotment option is exercised. Although the Company currently expects to distribute approximately 99.79% of its estimated Cash Available for Distribution for the 12 months following the consummation of the Offering, such distribution amount could change if actual results from operations, economic conditions or other factors differ significantly from the assumptions used by the Company in calculating estimated Cash Available for Distribution.


         While the Company believes that its estimate of Cash Available for Distribution constitutes a reasonable basis for setting the initial distribution rate, such estimate is made solely for the purpose of setting the initial distribution rate and is not intended to be a projection or forecast of the Company's results of operations or of its liquidity. The actual return that the Company will realize will be affected by a number of factors, including the revenue received from its Properties, the operating expenses of the Company, the interest expense incurred on its borrowings, the ability of tenants to meet their obligations, general leasing activity and unanticipated capital expenditures. See "Risk Factors-General Risks Related to Real Estate Investments".

         The following table illustrates the adjustments made by the Company to its pro forma FFO for the 12 month period ended June 30, 1997 in order to calculate estimated Cash Available for Distribution for the 12 month period ending July 31, 1998:


                                                                                                      IN THOUSANDS
                                                                                                      ------------
Pro forma net income for the year ended December 31, 1996.......................................        $ 5,574
Plus: Pro forma net income for the six months ended June 30, 1997...............................          3,123
Less: Pro forma net income for the six months ended June 30, 1996...............................         (2,672)
Plus: Pro forma depreciation for the 12 months ended June 30, 1997(1)...........................          2,774
                                                                                                        -------
Pro forma FFO for the 12 months ended June 30, 1997.............................................          8,799
                                                                                                        -------
Adjustments:
   Net increase in contractual rental income for months in effect(3)............................            316
   Net increase from new leases(4)..............................................................          1,654
   Net effect of lease expirations, assuming no renewals(5).....................................           (748)
   Net increase from reduced interest expense(6)................................................            347
   Interest income on excess cash from proceeds of Offering(7)..................................          2,622
   Plus: Non-recurring items(2).................................................................            419
                                                                                                        -------

Pro forma FFO for the 12 months ended July 31, 1998.............................................         13,409

Non-real estate amortization(8).................................................................            139
                                                                                                        -------
Estimated adjusted pro forma cash flows from operating activities for the 12
   months ended July 31, 1998...................................................................         13,548

Estimated capital expenditures(9)...............................................................           (100)

Scheduled debt principal payments(10)...........................................................         (1,466)
                                                                                                        -------
Estimated Cash Available for Distribution for the 12 months ended July 31, 1998.................        $11,982
                                                                                                        =======
Total estimated initial distributions...........................................................        $11,956
                                                                                                        =======
Estimated initial annual distributions per share................................................        $  1.03
                                                                                                        =======

Payout ratio based on estimated cash available for distributions................................          99.79%
                                                                                                        =======


-------------------------


(1) Pro forma depreciation of $2,578 for the year ended December 31, 1996 plus $1,371 for the period ended June 30, 1997 less $1,175 for the period ended June 30, 1996.
(2) Includes prepayment fees and amortization of loan costs associated with repayment of mortgage notes payable.
(3) This adjustment gives effect to the net increase in rental revenues for contractual rental increases for the 12 month period ending July 31, 1998.
(4) Gives effect to the net increase in rental revenues attributable to leases in effect on June 30, 1997, which were not in effect for the full 12 month period from July 1, 1996 to June 30, 1997 and from new fully executed leases commencing on or after July 1, 1997.
(5) This adjustment gives effect to the net decrease in rental revenues for the 12 month period ending July 31, 1998 attributable to leases expiring subsequent to July 1, 1996, assuming no renewals.
(6) Represents the incremental increase in FFO attributable to a net decrease in interest expense, calculated in accordance with GAAP, from the pro forma 12 months ended June 30, 1997 to the 12 months ending July 31, 1998 from loans repaid during the twelve months ended June 30, 1997.
(7) Represents estimated interest earned at 6.0% on working capital cash reserves.
(8) Represents the amortization of financing costs for the 12 months ending July 31, 1998.
(9) Assumes non-development related capital expenditures of $0.05 per square feet of GLA.
(10) Calculations based on pro forma debt outstanding for the 12 months ending July 31, 1998 and the principal payments related to such indebtedness.


         In order to qualify to be taxed as a REIT, the Company must make annual distributions to stockholders of at least 95.0% of its REIT taxable income (determined without regard to the dividends received deduction and by excluding any net capital gains). See "Federal Income Tax Considerations--Taxation of the Company--Annual Distribution Requirements". The Company anticipates that its estimated Cash Available for Distribution will exceed its REIT taxable income due to non-cash expenses, primarily depreciation and amortization, to be incurred by the Company. It is possible, however, that the Company from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends. Distributions by the Company to the extent of its current and accumulated earnings and profits for federal income tax purposes, other than capital gain dividends, will be taxable to stockholders as ordinary dividend income. Capital gain distributions generally will be treated as long-term capital gains. Distributions in excess of earnings and profits generally will be treated as non-taxable return of capital to the extent of each stockholder's basis in his or her Common Stock and thereafter as taxable gain. The non-taxable distributions will reduce each stockholders' tax basis in the Common Stock and, therefore, the gain (or loss) recognized on the sale of such Common Stock or upon liquidation of the Company will be increased (or decreased) accordingly. For a discussion of the tax treatment of distributions to holders of Common Stock, see "Federal Income Tax Considerations-Taxation of U.S. Stockholders" and "--Taxation of Non-U.S. Stockholders".

         Financing activities such as repayment or refinancing of loans also may affect the Company's assets and liabilities and the amount of Cash Available for Distribution for future periods. Management will seek to control the timing and nature of investing and financing activities in order to maximize the Company's return on invested capital.

         Future distributions by the Company will be subject to the requirements of the MGCL and the annual distribution requirements under the REIT provisions of the Code (see "Federal Income Tax Considerations--Taxation of the Company--Annual Distribution Requirements") and will depend on the actual cash flow of the Company, its financial condition, its capital requirements, and such other factors as the Board of Directors deems relevant. There can be no assurance that any distributions will be made or that the expected level of distributions will be maintained by the Company. See "Risk Factors-General Risks Related to Real Estate Investments" and "Distribution to Stockholders Affected by Many Factors". If revenues generated by the Company's properties in future periods decrease materially from current levels, the Company's ability to make expected distributions would be materially adversely affected, which could result in a decrease in the market price of the shares of Common Stock.

         The Company may in the future implement a distribution reinvestment program under which holders of shares of Common Stock may elect automatically to reinvest distributions in additional shares of Common Stock. The Company may, from time to time, repurchase shares of Common Stock in the open market for purposes of fulfilling its obligations under this distribution reinvestment program, if adopted, or may elect to issue additional shares of Common Stock. If the Company adopts a distribution reinvestment program, it will solicit participation in the program after the Offering by means of a separate prospectus, and a purchase of shares of Common Stock in the Offering does not entitle any investor to participate in any such program. There can be no assurance that the Company will adopt such a program, and consequently, the probable date of adoption or number of shares of Common Stock that would be available under such program cannot be determined at this time.

                                    DILUTION

         The net tangible book value of the Company's Common Stock as of June 30, 1997 was $51.8 million, or approximately $7.50 per share. Net tangible book value per share is determined by dividing net tangible book value (tangible assets less liabilities) of the Company by 6,908,130 shares of Common Stock outstanding (including common stock equivalents).

         Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after consummation of the Offering. After giving effect to the sale by the Company of 4,700,000 shares of Common Stock in the Offering at an assumed initial public offering price of $14.75 per share, and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of June 30, 1997 would have been $115.6 million, or $9.96 per share. This would represent an immediate increase in net tangible book value of $2.46 per share to the existing stockholders and an immediate dilution in net tangible book value of $4.79 per share to purchasers of Common Stock in the Offering, as illustrated in the following table.

Assumed initial public offering price per share of Common Stock(1)...................                      $14.75
     Net tangible book value at June 30, 1997........................................         $7.50
                                                                                             ------
     Increase per share attributable to new investors................................         $2.46
                                                                                             ------
Pro forma net tangible book value after the Offering(2)..............................                       $9.96
                                                                                                           ------
Net tangible book dilution per share to new investors(2)(3)(4)(5)....................                       $4.79
                                                                                                            =====

--------------------
(1) Before deducting the underwriting discounts and commissions and estimated expenses of the Offering.
(2) If the Underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share would be $10.24 and dilution of net tangible book value per share to new investors would be $4.51.
(3) Does not give effect to the issuance of shares of Common Stock issuable upon exercise of stock options granted under the Company's 1995 Plan, pursuant to which options to purchase 614,000 shares of Common Stock at exercise prices ranging from $8.25 to $12.375 per share have been issued and are outstanding as of the date of the Offering. If exercised, these options would result in a decrease in dilution to new investors of $0.10 per share. See "Management--Stock Option Plan".
(4) Does not give effect to the issuance of up to 1,306,124 shares of Common Stock pursuant to exercise of the Series C Warrants at an exercise price of $8.25 per share. If exercised, these warrants would result in additional dilution to new investors of $0.17 per share.
(5) Does not give effect to the issuance of 580,288 shares of Common Stock at a price of $12.71 per share reserved for issuance to an affiliate of the Company pursuant to a stock purchase agreement. If purchased, these shares would result in a decrease in dilution to new investors of $0.14 per share. See "Certain Transactions".

         The following table sets forth as of June 30, 1997, the difference between the existing stockholders and the purchasers of shares in the Offering with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid at the assumed initial offering price of $14.75 per share:

                                                     SHARES PURCHASED        TOTAL CONSIDERATION
                                                    -------------------      --------------------     AVERAGE PRICE
                                                    NUMBER      PERCENT      AMOUNT       PERCENT       PER SHARE
                                                    ------      -------      ------       -------     -------------
Existing stockholders.........................     6,908,130(1)    59.5%(2) $  53,494       43.6%         $ 7.74
New investors.................................     4,700,000       40.5        69,325       56.4           14.75
                                                  ----------     ------     ---------      -----
          Total...............................    11,608,130      100.0%     $122,819      100.0%
                                                  ==========     ======     =========      =====
--------------------

(1) Does not include (i) 705,000 shares of Common Stock reserved for issuance upon exercise of the Underwriters' over-allotment option, (ii) 614,000 shares of Common Stock reserved for issuance upon the exercise of outstanding options under the 1995 Plan, (iii) 386,000 shares of Common Stock reserved for issuance upon the exercise of options available for future grant under the 1995 Plan, (iv) 580,288 shares of Common Stock reserved for issuance to an affiliate pursuant to a stock purchase agreement, and (v) 1,306,124 shares of Common Stock reserved for issuance upon exercise of the Series C Warrants. See "Management--Stock Option Plan", "Certain Transactions", "Description of Capital Stock" and "Underwriting" and Note 9 of Notes to Financial Statements.

(2) If the Underwriters exercise their over-allotment option in full, the Company's existing stockholders will own 56.1% of the shares of Common Stock outstanding upon consummation of the Offering. See "Principal Stockholders".

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company as of June 30, 1997 and as adjusted for the sale of the 4,700,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $14.75 per share) and the application of the estimated net proceeds therefrom. See "Use of Proceeds".

                                                                                             JUNE 30, 1997
                                                                                      -------------------------
                                                                                      ACTUAL        AS ADJUSTED
                                                                                      ------        -----------
                                                                                             (In thousands)
Mortgage notes payable......................................................          $64,916           $55,909

Stockholders' equity:

     Preferred stock, $1.00 par value;  5,000,000 shares  authorized;  no shares
         issued and outstanding.............................................                -                 -

     Common Stock,  $1.00 par value;  40,000,000  shares  authorized;  6,908,130
         shares   issued  and   outstanding;   11,608,130   shares   issued  and
         outstanding, as adjusted (1).......................................            6,908            11,608

     Additional paid-in capital.............................................           48,111           107,223

     Notes receivable from stock sales......................................           (1,525)           (1,525)

     Retained earnings (deficit)............................................               --              (118)
                                                                                     --------          --------
         Total stockholders' equity.........................................          $53,494          $117,188
                                                                                     ========          ========

-----------------
(1) Does not include (i) 705,000 shares of Common Stock reserved for issuance upon exercise of the Underwriters' over-allotment option, (ii) 614,000 shares of Common Stock reserved for issuance upon the exercise of outstanding options under the 1995 Plan, (iii) 386,000 shares of Common Stock reserved for issuance upon the exercise of options available for future grant of options under the 1995 Plan, (iv) 580,288 shares of Common Stock reserved for issuance to an affiliate pursuant to a stock purchase agreement, and (v) 1,306,124 shares of Common Stock reserved for issuance upon exercise of the Series C Warrants. See "Management--Stock Option Plan", "Certain Transactions", "Description of Capital Stock" and "Underwriting".

                      SELECTED CONSOLIDATED FINANCIAL DATA
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

         The selected consolidated financial data and balance sheet data set forth below have been derived from the consolidated financial statements of the Company, including the consolidated financial statements for the years ended December 31, 1994, 1995 and 1996 and for the six months ended June 30, 1996 and 1997 contained elsewhere herein. The consolidated financial statements as of and for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 have been audited by Deloitte & Touche LLP, independent auditors. The income statement data for the six months ended June 30, 1996 and 1997 and the balance sheet data as of June 30, 1997 have been derived from unaudited interim consolidated financial statements contained elsewhere herein, which in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. Results for the six months ended June 30, 1997 are not necessarily indicative of the results for the entire year. The data set forth below should be read in conjunction with the financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

         The unaudited pro forma consolidated balance sheet data as of June 30, 1997 set forth below is presented as if the Offering and the application of the net proceeds of the Offering all had occurred on June 30, 1997. The unaudited pro forma consolidated statement of operations data for the six months ended June 30, 1997 and the year ended December 31, 1996 are presented as if the Offering and the application of the net proceeds of the Offering (and the acquisitions of West Lake, Forrest Edge and Monument Pointe) all had occurred on January 1, 1996. See "Use of Proceeds". The pro forma consolidated financial data should be read in conjunction with the Company's pro forma consolidated financial statements and related notes and historical consolidated financial statements and related notes included elsewhere in this Prospectus.

         Because the preponderance of proceeds are allocated to acquisition, development, redevelopment and renovation projects which, for pro forma statement of operations purposes, do not generate any revenue or expense, pro forma results of operations reflect only the repayment of mortgage notes payable and omit any revenue or expense from other proceeds uses (except for historical revenue and expense attributable to Sky Lake which will continue during the redevelopment process). Accordingly, the pro forma consolidated financial statements do not purport to represent the Company's financial position as of June 30, 1997 or the results of operations for the six months ended June 30, 1997 or for the year ended December 31, 1996 that would actually have occurred had the Offering (and the acquisitions listed above) and the application of the net proceeds of the Offering all been completed on June 30, 1997 or at the beginning of the periods presented, or to project the Company's financial position or results of operations as of any future date or for any future period.

                                           SIX MONTHS ENDED                                     YEAR ENDED
                                               JUNE 30,                                        DECEMBER 31,
                                    ------------------------------      ----------------------------------------------------------
                                   PRO FORMA        HISTORICAL          PRO FORMA                     HISTORICAL
                                    -------      -----------------       -------    ----------------------------------------------
                                      1997       1997       1996          1996       1996      1995      1994      1993      1992
                                    -------      ------     ------       -------    -------  -------   ------     ------      ----
STATEMENT OF OPERATIONS DATA:

Total revenues.................     $10,113      $9,673     $8,042       $19,600    $16,714  $11,348   $6,198     $2,070      $666

Operating Expenses.............       2,800       2,743      2,341         5,467      4,832    3,293    2,236        665       252
Depreciation and amortization..       1,239       1,178      1,010         2,413      2,067    1,496      996        298       107
Interest.......................       2,635       2,939      2,648         5,481      5,380    3,498    2,099        734       301
General and administrative
   expenses....................         316         241        213           665        515      549      504        324       167
                                    -------      ------     ------       -------    -------  -------   ------     ------      ----
   Total expenses..............       6,990       7,101      6,212        14,026     12,794    8,836    5,835      2,021       827
                                    -------      ------     ------       -------    -------  -------   ------     ------      ----
Net Income.....................      $3,123      $2,572     $1,830        $5,574     $3,920   $2,512     $233(2)     $49     ($161)
                                    =======      ======     ======       =======    =======  =======   ======     ======      ====

Net earnings per share(1)......      $0.27       $0.37      $0.34         $0.52      $0.65    $0.51     $0.07
                                    =======      ======     ======       =======    =======  =======   ======



                                         JUNE 30, 1997                                                DECEMBER 31,
                                   -----------------------                          ------------------------------------------------
                                   PRO FORMA(3)   HISTORICAL                          1996       1995       1994     1993     1992
                                   --------       --------                          --------    -------   -------   -------   ------
BALANCE SHEET DATA
Total rental properties, before
   accumulated depreciation....    $162,166       $112,406                          $106,706    $92,770   $52,047   $22,491   $4,784
Total assets...................     175,560        120,873                           111,822     94,470    63,644    28,526    7,439
Mortgage notes payable.........      55,909         64,916                            66,831     60,583    32,690    15,543    3,222
Total liabilities..............      58,372         67,379                            68,727     64,331    33,846    15,922    3,388
Stockholders' equity...........     117,188         53,494                            43,095     29,139    28,798    12,604    4,051


                                          SIX MONTHS ENDED                                      YEAR ENDED
                                              JUNE 30,                                         DECEMBER 31,
                                     -----------------------------       ---------------------------------------------------------
                                   PRO FORMA         HISTORICAL         PRO FORMA                      HISTORICAL
                                   ----------      ----------------     ---------    ---------------------------------------------
                                       1997        1997     1996          1996       1996      1995      1994      1993      1992
                                   ----------      ------  -------       ------      ------   ------    ------      ----      ----
OTHER DATA:
Funds from Operations(4).......      $4,520        $3,867  $ 2,815       $8,233      $6,136   $3,973    $1,308      $347      $(54)
Cash flows from:
   Operating activities........          --         3,492    3,980           --       6,680    3,469     2,433      (289)      (46)
   Investing activities........          --        (6,766)  (3,495)          --     (18,277) (37,211)  (29,755)  (20,414)   (1,995)
   Financing activities........          --         5,881    7,013           --      12,778   27,441    32,726    20,671     3,728
Gross leasable areas (square                                                 --
   feet) (at end of period)....          --         1,951    1,670           --       1,807    1,670     1,003       583        50
Occupancy (at end of period)...          --            93%      89%           --         91%      90%       80%       60%       92%

-------------------------

(1) Based on the weighted average number of shares outstanding.
(2) Represents net income after income tax expense of $130,000.
(3) Adjusted to reflect the sale of 4,700,000 shares of Common Stock offered by the Company at an estimated initial public offering price of $14.75 per share and the application of the estimated net proceeds therefrom.
(4) The Company considers FFO to be an appropriate measure of the performance of an equity REIT. In March 1995, NAREIT adopted the NAREIT White Paper which provided additional guidance on the calculation of FFO. FFO is defined by NAREIT as net income (computed in accordance with generally GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs. In addition, FFO should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity or of the Company's ability to make distributions, nor is it comparable to cash flows provided by operating activities determined in accordance with GAAP. The Company computes FFO in accordance with the NAREIT White Paper, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to other REITs' FFO and does not represent amounts available for distributions because of certain capital expenditures, scheduled mortgage loan principal payments and other items. See "Distribution Policy".

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements, and the notes thereto, appearing elsewhere in this Prospectus.

         The Company receives income primarily from rental revenue (including recoveries from tenants) from the Existing Properties. As a result of the Company's acquisition and redevelopment programs, the financial data shows increases in total revenue from year to year, largely attributable to the acquisitions of properties placed into operation during the year and the benefit of a full period of rental and other revenue for properties acquired or placed into operation in the preceding year.

         The following table sets forth as of June 30, 1997 and 1996 and as of December 31, 1996, 1995 and 1994, respectively, information regarding the components of the Company's revenues and expenses as a percentage of total revenues:


                                                 SIX MONTHS ENDED JUNE 30,             YEAR ENDED DECEMBER 31,
                                                -------------------------      -----------------------------------
                                                  1997             1996          1996           1995          1994
                                                 ------           ------        ------         ------        ------
Minimum rent............................         75.09%           77.37%        75.55%         73.44%        74.15%
Percentage rent.........................          0.71%            1.13%         0.92%          1.15%         1.24%
Recoveries from tenants.................         18.72%           18.81%        18.50%         17.99%        16.94%
Other income............................          5.48%            2.69%         5.03%          7.42%         7.67%
                                                ------           ------        ------         ------        ------
Total Revenues..........................        100.00%          100.00%       100.00%        100.00%       100.00%
                                                ------           ------        ------         ------        ------
Operating expenses......................         28.36%           29.11%        28.91%         29.02%        36.08%
Depreciation and amortization...........         12.18%           12.56%        12.37%         13.18%        16.07%
Interest................................         30.38%           32.93%        32.19%         30.82%        33.87%
General and administrative expenses.....          2.49%            2.65%         3.08%          4.84%         8.13%
                                                ------           ------        ------         ------        ------
Total costs and expenses................         73.41%           77.25%        76.55%         77.86%        94.15%
                                                ------           ------        ------         ------        ------
Net income..............................         26.59%           22.75%        23.45%         22.14%         3.76%
                                                ======           ======        ======         ======        ======

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

         Total revenues increased by approximately $1.7 million, or 21.3%, to $9.7 million for the six months ended June 30, 1997 from $8.0 million for the comparable period of 1996. The increase resulted primarily from the acquisition of West Lake in November 1996, Forest Edge in December 1996 and Monument Pointe in January 1997.

         Operating expenses increased by approximately $400,000, or 17.4%, to $2.7 million for the six months ended June 30, 1997 from $2.3 million for the comparable period of 1996, as a result of operations at West Lake, Forest Edge and Monument Pointe. However, for such periods, operating expenses as a percent of revenues decreased to 28.4% from 29.1% due to operating efficiencies based, in part, on owning more properties and in concentrated areas.

         Depreciation and amortization expense increased by approximately $200,000, or 20.0%, to $1.2 million for the six months ended June 30, 1997 from $1.0 million for the comparable period of 1996 primarily as a result of an increase in depreciable assets resulting from the Company's purchase of West Lake, Forest Edge and Monument Pointe.

         Interest expense increased by approximately $300,000, or 11.5%, to $2.9 million for the six months ended June 30, 1997 from $2.6 million for the comparable period of 1996 primarily as a result of increased mortgage indebtedness incurred by the Company in connection with its purchase of West Lake, Forest Edge and Monument Pointe.

         General and administrative expenses increased by approximately $28,000, or 13.1%, to $241,000 for the six months ended June 30, 1997 from $213,000 for the comparable period of 1996, primarily as a result of the increase in the Company's portfolio of Supermarket Centers. However, for such periods, general and administrative expenses as a percent of revenues decreased to approximately 2.5% from approximately 2.7% due to operating efficiencies based in part on owning more properties in a concentrated area.

         As a result of the foregoing, net income increased approximately by $800,000, or 44.4%, to $2.6 million in the six months ended June 30, 1997, from $1.8 million in the comparable period of 1996, and FFO increased by $1.1 million, or 39.3%, to $3.9 million in the six months ended June 30, 1997 from $2.8 million in the comparable period of 1996.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

         Total revenues increased $5.4 million, or 46.5%, in 1996 to $16.7 million from $11.3 million in 1995 due to the first full year of operations for Atlantic Village, Oak Hill, Lake Mary and Pointe Royale, and the acquisition of West Lake in November 1996.

         Operating expenses increased by approximately $1.5 million, or 45.5%, to $4.8 million in 1996 from $3.3 million in 1995, primarily as a result of a full year of operations for Atlantic Village, Oak Hill, Lake Mary and Pointe Royale, as well as the Company's acquisition of West Lake. However, for such periods, operating expenses as a percent of revenues remained essentially flat at 29.0%.

         Depreciation and amortization expense increased by approximately $600,000, or 42.9%, to $2.0 million in 1996 from $1.4 million in 1995, primarily due to an increase in depreciable assets resulting from the Company's purchase of Atlantic Village, Oak Hill, Lake Mary and Pointe Royale and from capital expenditures incurred by the Company in connection with tenant improvements at each of such properties.

         Interest expense increased by approximately $1.9 million, or 54.3%, to $5.4 million in 1996 from $3.5 million in 1995, primarily as a result of increased mortgage indebtedness incurred by the Company in connection with the purchase of Atlantic Village, Oak Hill, Lake Mary and Pointe Royale in 1995 and the acquisition of the West Lake in November 1996.

         General and administrative expenses decreased by approximately $34,000, or 6.2%, to $515,000 in 1996 from $549,000 in 1995, primarily as a result of a decrease in legal and accounting fees incurred in connection with the Company's REIT status election, which election was effective as of January 1, 1995. However, for such periods, general and administrative expenses as a percent of revenues decreased to approximately 3.1% from approximately 4.8% due to operating efficiencies based in part on owning more properties in a concentrated area.

         As a result of the foregoing, net income increased by $1.4 million, or 56%, to $3.9 million in 1996 from $2.5 million in 1995, and FFO increased by $2.1 million, or 52.5%, to $6.1 million in 1996 from $4.0 million in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

         Total revenues increased $5.1 million, or 82.3%, in 1995 to $11.3 million from $6.2 million in 1994 due to the first full year of operations for Commonwealth, Fort Caroline, Bird Ludlum and Mandarin and the acquisitions of Atlantic Village, Oak Hill, Lake Mary and Pointe Royale during 1995.

         Operating expenses increased by approximately $1.1 million, or 50.0%, to $3.3 million in 1995 from $2.2 million in 1994, reflecting a full year of operations for Commonwealth, Fort Caroline, Bird Ludlum and Mandarin acquired during 1994, as well as the acquisition of Atlantic Village, Oak Hill, Lake Mary and Pointe Royale in

1995. However, for such periods, operating expenses as a percent of revenues decreased to approximately 29.0% from approximately 36.1% due to operating efficiencies based, in part, on owning more properties and in concentrated areas.

         Depreciation and amortization expense increased by approximately $500,000, or 55.6%, to $1.4 million in l995 from $900,000 in 1994 primarily due to the Company's purchase of Commonwealth, Fort Caroline, Bird Ludlum and Mandarin, as well as the acquisition of Atlantic Village, Oak Hill, Lake Mary and Pointe Royale in 1995, and from capital expenditures incurred by the Company in connection with tenant improvements at certain of these properties.

         Interest expense increased by approximately $1.4 million, or 66.7%, to $3.5 million in 1995 from $2.1 million in 1994 as a result of increased mortgage indebtedness incurred by the Company in connection with the purchase of Commonwealth, Fort Caroline, Bird Ludlum and Mandarin in 1994, as well as the acquisition of Atlantic Village, Oak Hill, Lake Mary and Pointe Royale in 1995.

         General and administrative expenses increased by approximately $45,000, or 8.9%, to $549,000 in 1995 from $504,000 in 1994 as a result of an increase in legal and accounting fees incurred in connection with the Company's REIT status election. However, for such periods, general and administrative expenses as a percent of revenues decreased to approximately 4.8% from approximately 8.1% due to operating efficiencies based, in part, on owning more properties in a concentrated area.

         As a result of the foregoing, the Company's net income increased by approximately $2.3 million, or 987%, to $2.5 million in 1995 from $233,000 in 1994, and FFO increased by approximately $2.7 million, or 207.7%, to $4.0 million from $1.3 million for the same periods.

LIQUIDITY AND CAPITAL RESOURCES

         Historically, the principal sources of funding for the Company's operations, including the renovation, expansion, development and acquisition of shopping centers, have been operating cash flows, the issuance of equity securities and mortgage loans.

         From 1992 to the present, the Company raised proceeds from the private placement of Common Stock and warrants and it used such proceeds to acquire the Existing Properties, purchasing approximately $4.7 million of real property in 1992, approximately $17.2 million in 1993, approximately $29.0 million in 1994, approximately $39.6 million in 1995, approximately $11.0 million in 1996 and approximately $3.7 million in the first six months of 1997. Management recently determined that in seeking to significantly expand its investment portfolio, the Company would have greater flexibility if it had access to both public and private capital markets and, accordingly, decided to publicly offer the Common Stock pursuant to the Offering.

         As of June 30, 1997, the Company had total indebtedness of approximately $64.9 million, all of which is related to mortgage indebtedness collateralized by 14 of the Existing Properties. All of the existing debt is fixed rate debt. None of the existing mortgages is subject to cross default provisions of mortgages on other properties or is cross collateralized. However, in connection with the Company's acquisition of Lake Mary, the Company has provided a $1.5 million letter of credit to secure certain obligations, which letter of credit is collateralized by its West Palm Beach property.

         The Company has obtained a line of credit from City National Bank in the amount of $2.5 million which expires in May 1998 and is collateralized by the Equity One Office Building. At June 30, 1997, no amount was outstanding under this line of credit. Additionally, in connection with the Company's acquisition of Lake Mary in 1995, the Company obtained a $1.5 million letter of credit from Barnett Bank in order to guarantee certain development obligations. At June 30, 1997, no amount was drawn under this letter of credit. The Company anticipates that each of these credit facilities will remain outstanding following consummation of the Offering and the Acquisition Line of Credit.

         The Company is in the process of obtaining the Acquisition Line of Credit to be secured by certain of the Company's unencumbered Existing Properties and other properties acquired by the Company. There can be no assurance that the Company will be able to obtain the Acquisition Line of Credit. The Company expects that the Acquisition Line of Credit will bear interest at a variable rate and be due within three years.

         The Company's principal demands for cash are expected to be acquisition and development activities, maintenance, repair and tenant improvements related to the Existing Properties, debt service and repayment obligations and distributions to its stockholders. In order to qualify as a REIT for federal income tax purposes, the Company is required to pay dividends to its stockholders of at least 95.0% of its net taxable income. See "Federal Income Tax Considerations". The Company intends to pay these dividends from operating cash flows which are expected to increase due to future purchases and reduction in debt service resulting from the repayment of certain of the Company's mortgage indebtedness with the proceeds of the Offering, and anticipated future growth in rental revenues.

         The Company anticipates that the cash reserves and the cash flow available after the consummation of the Offering, together with the estimated net proceeds from the Offering, will be adequate to meet the capital and liquidity needs of the Company for at least 12 months.

         For a discussion of certain contingencies which could affect the Company's liquidity and capital resources, see "Risk Factors-Significant Reliance on Certain Tenants", "-General Risks Relating to Real Estate Investments", "-Adverse Consequences of Failure to Qualify as a REIT", "Government Regulation", "-Technical Defaults" and "Risk of Borrowing; No Limitation on Debt".

IMPACT OF ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT ADOPTED

         In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("Statement No. 128"), which establishes standards for computing and presenting earnings per share ("EPS") and applies to entities with publicly held common stock. Statement No. 128 simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings Per Share", and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS.

         In February 1997, SFAS No. 129, DISCLOSURE OF INFORMATION ABOUT CAPITAL STRUCTURE was issued. SFAS No. 129, which applies to all entities that have issued securities, requires in summary form, the pertinent rights and privileges of the various securities outstanding. Examples of information that shall be disclosed are dividends and liquidation preferences, participation rights, call prices and dates, conversion or exercise prices or rates and pertinent dates, sinking-fund requirements, unusual voting rights, and significant terms of contracts to issue additional shares. SFAS No. 129 is effective for financial statements issued for periods ending after December 15, 1997.

INFLATION

         Most of the Company's leases contain provisions designed to mitigate the adverse impact of inflation. Such provisions include clauses enabling the Company to receive percentage rents based on a tenant's gross sales above predetermined levels, which rents generally increase as prices rise, or escalation clauses which are typically related to increases in the CPI or similar inflation indices. Most of the Company's leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in costs and operating expenses resulting from inflation.

                                    BUSINESS

GENERAL


         The Company is a self-administered, self-managed REIT that principally acquires, renovates, develops and manages Community and Neighborhood Shopping Centers anchored by national and regional supermarket chains ("Supermarket Centers"). The Company's portfolio consists of 14 Supermarket Centers anchored by supermarkets, one drug store anchored Neighborhood Shopping Center, two mixed-use (office/retail) properties, one office building and one mini-warehouse facility (collectively, the "Existing Properties"). The Existing Properties are located primarily in the Dade County (Miami), Orlando and Jacksonville metropolitan areas of Florida, and in Texas and contain an aggregate of 2.0 million square feet of GLA which, as of June 30, 1997, were 93.0% leased. The Company also owns Coral Way on which it intends to develop a 100,000 square foot Supermarket Center, and has recently acquired Sky Lake which will be comprehensively redeveloped into a 300,000 square foot Supermarket Center. In addition, the Company owns an aggregate of approximately 13.0 acres of land adjacent to certain of the Existing Properties and recently agreed to acquire
4.4 acres of vacant land proximate to Coral Way, primarily all of which is intended for retail development.


         Supermarket Centers are anchored by national and regional supermarkets such as Winn-Dixie (the fourth largest supermarket chain in the country), Publix (the largest supermarket chain in Florida), Albertsons (the sixth largest supermarket chain in the country) and Kroger (the largest supermarket chain in the country). Other Anchor Tenants of the Company's Supermarket Centers include national retailers such as K-Mart, Best Buy, Walgreen's and Eckerd. The Company believes that supermarkets and other Anchor Tenants offering daily necessity items generate regular consumer traffic and enhance the performance and stability of a center. As of June 30, 1997, the Company's supermarket Anchor Tenants contributed in excess of 24.0% of the Company's aggregate annualized minimum rents and occupied approximately 31.0% of GLA. In addition, these tenants have leases with an average of at least 11 years remaining on their terms.

         The Company was formed in 1992 to acquire Supermarket Centers in high growth, densely populated areas throughout the Southeast generating stable cash flows and long-term value. The Company selects properties for acquisition or development which have, or are suitable for, supermarket and other Anchor Tenants, and are adaptable over time for expansion, renovation and redevelopment. In order to take advantage of property management operating efficiencies and present attractive leasing opportunities to tenants who seek multiple locations in an area, the Company also targets properties proximate to its other properties. All properties must be well located and have visibility, open air designs, ease of entry and exit and ample parking. Further, the Company acquires both Performing Supermarket Centers, which typically are well maintained, substantially fully leased and appropriately tenanted, and Underperforming Supermarket Centers which meet the Company's turnaround criteria. In acquiring Performing Supermarket Centers, the Company seeks attractive and sustainable rates of return, and in acquiring Underperforming Centers, the Company requires opportunities to increase revenues primarily through renovation and retenanting.

         The Company believes that its seasoned management team possesses the experience and expertise necessary to identify, acquire, renovate, develop and manage additional Supermarket Centers. The Company's principal senior executives and property managers average 15 years experience in the real estate industry and have acquired and managed all the Existing Properties. Management believes that it has cultivated strong relationships with supermarkets and other Anchor Tenants which, in combination with its in-depth knowledge of the Company's primary markets, has contributed substantially to the Company's success in identifying, acquiring and operating its properties.

         Since its formation, the Company has experienced sustained growth in its real estate portfolio, revenues and FFO. From January 1, 1994 to June 30, 1997, the Company increased total assets and GLA to $120.9 million and 2.0 million square feet, respectively, from $28.5 million and 600,000 square feet, respectively. For the year ended December 31, 1996, total revenues and FFO increased to $16.7 million and $6.1 million, respectively, from $2.1 million and $300,000, respectively, for the year ended December 31, 1993. Similarly, total revenues and FFO increased to $9.7 million and $3.9 million, respectively, for the six months ended June 30, 1997 from $8.0 million and $2.8 million, respectively, for the six months ended June 30, 1996.

BUSINESS AND GROWTH STRATEGIES

         GENERAL. The Company intends to maximize total return to stockholders by increasing cash flow per share and maximizing the value of its real estate portfolio. The Company believes it can achieve this objective primarily through the acquisition, renovation, development and management of Supermarket Centers and other properties which meet the Company's investment criteria. The Company also believes it has certain competitive advantages which enhance its ability to capitalize on acquisition opportunities, including: (i) management's significant local market experience and expertise; (ii) the Company's long-standing relationship with real estate brokers, tenants and institutional and other real estate owners in its current target markets; (iii) a streamlined acquisition process; (iv) access to capital; and (v) the ability to offer cash and tax advantaged structures to sellers.

         The Company intends to maintain significant flexibility with respect to the form of its acquisition transactions, using cash available from operations or lines of credit for sellers who seek immediate liquidity, as well as tax-advantaged partnership structures to attract tax-motivated sellers. Such structures may include entering into joint ventures or other types of co-ownership with the sellers, whether in the form of limited partnership, limited liability companies, or otherwise, with the Company expected to acquire the controlling interests in such ventures. The sellers may be offered interests in the ventures which are convertible or exchangeable for shares of Common Stock or otherwise allow the seller to participate in the financial condition of the Company. The Company may in the future acquire all or substantially all of the securities of other REITs or similar entities when such investments would be consistent with the Company's investment objectives.

         The Company's principal business and growth strategies are as follows:

         ACQUISITION OF PERFORMING SUPERMARKET CENTERS. The Company intends to acquire Performing Supermarket Centers that offer attractive and sustainable rates of return throughout the Southeast having demographic characteristics similar to those of its present markets. The Company will target Performing Supermarket Centers which offer attractive and sustainable rates of return and are adaptable to expansion, renovation and redevelopment, and, in order to maximize property management efficiencies, are located proximate to other Company Supermarket Centers or to one another. The Company will seek Supermarket Centers offering daily necessities and value-oriented merchandise, and have high visibility, open-air designs, ease of entry and exit and ample parking. Given the Company's relationship with certain Anchor Tenants, particularly supermarkets, and its operational expertise, the Company anticipates that it will be able to enhance the performance of properties satisfying its acquisition criteria.

         The Company has developed an integrated methodology for sourcing and completing acquisitions, with legal and operational analyses efficiently coordinated by in-house employees. The Company believes it has superior access to potential acquisition opportunities by virtue of its relationships with brokers, tenants, financial institutions, development agencies, contractors, and others involved in the real estate market. Additionally, the Company believes that as institutional investors in real estate become less willing to own and manage significant real estate assets and more comfortable with indirect investments, such institutions will become significant sellers of properties and the Company will be an attractive purchaser in its target markets. The Company conducts its review procedures with the full participation of the Company's senior officers, which, combined with the Company's access to capital and knowledge of existing markets, allows the Company to make expedited determinations and consummate transactions quickly.

         When evaluating potential acquisitions and development projects, the Company considers such factors as (i) economic, demographic, and regulatory and zoning conditions in the property's local and regional market; (ii) the location, construction quality, and design of the property; (iii) the current and projected cash flow of the property and the potential to increase cash flow;
(iv) Anchor Tenants' and other tenants' gross sales per square foot measured against industry standards; (v) the potential for capital appreciation of the property; (vi) the terms of tenant leases, including the relationship between the property's current rents and market rents and the ability to increase rents upon lease rollover; (vii) the occupancy and demand by tenants for properties of a similar type in the market area; (viii) the potential to complete a strategic renovation, expansion, or retenanting of the property; (ix) the property's current expense structure and the potential to increase operating margins; (x) the ability of the Company to subsequently sell or refinance the property; and (xi) competition from comparable retail properties in the market area.

         ACQUISITION OF UNDERPERFORMING SUPERMARKET CENTERS. The Company intends to acquire Underperforming Supermarket Centers that meet the Company's turnaround criteria, which includes having the potential to increase revenues and operating cash flows through renovation and retenanting. Underperforming Supermarket Centers are typically undercapitalized, poorly managed and/or poorly maintained and may require significant capital improvements. The Company's turnaround criteria requires attractive location and market demographics, availability on attractive terms, and willingness of supermarket and other Anchor Tenants to commit to lease space. The Company believes that its in-depth market knowledge and its strong relationships with supermarkets and other Anchor Tenants, and its capabilities in renovation and redevelopment, are particularly integral to its ability to acquire and reposition Underperforming Supermarket Centers.

         The Company considers similar factors to those applied in the acquisition of performing shopping centers and will complete such acquisitions only upon completion of a careful due diligence process, including an in-depth study of the reasons for the center's failure to perform, the community demographics, the costs of renovation or redevelopment, and the willingness of acceptable Anchor Tenants and other tenants to commit to the site. Similarly, the Company believes that its competitive advantage is enhanced by its ability to conduct an efficient due diligence investigation and to commit to and fund an acquisition that is structured so as to meet the requirements of a seller with respect to receiving cash or tax deferred benefits. In addition, the Company's relationships with Anchor Tenants, who are familiar with the Company's commitment to quality construction, maintenance and operations, will aid it in obtaining preleasing expressions of interest before the decision to acquire the property is made.

         Several examples of the Company's ability to enhance Underperforming Supermarket Centers include East Bay, Four Corners, Fort Caroline and Parker Towne. East Bay, which was acquired in July 1993 at a 48.0% occupancy rate, was 83.0% occupied at June 30, 1997; Four Corners, which was acquired in January 1993 at a 76.0% occupancy rate, was 94.0% occupied at June 30, 1997; Fort Caroline, which was acquired in January 1994 at a 83.0% occupancy rate, included an additional 7,200 square feet of developed GLA and was 96.0% occupied at June 30, 1997; and Parker Towne, which was acquired in December 1993 at a 40.0% occupancy rate, was 60.0% occupied at June 30, 1997.

         In addition, the acquisition of Underperforming Supermarket Centers frequently provides the Company with an opportunity to buy adjacent undeveloped land whose value is depressed by proximity to the underperforming Supermarket Center and can be enhanced by the Company's rehabilitation program.

         REDEVELOPMENT AND DEVELOPMENT OF SUPERMARKET CENTERS. The Company will redevelop existing and develop new Supermarket Centers with characteristics similar to those of the Company's existing Supermarket Centers. The Company will consider development only if the overall economics of developing a property are more favorable than acquiring a shopping center in the same geographic area.

         Although the Company previously concentrated on the acquisition of existing Supermarket Centers, the Company believes that, as a result of changing market conditions, development and redevelopment will provide significant growth opportunities in the future. Accordingly, it may acquire or option parcels of land in its target markets which are likely to be subject to increased development. In connection with its development activities, the Company has recently hired a licensed architect and general contractor to head its development department and is in the process of retaining at least one additional full-time employee to support its construction and development personnel. Although management of the Company has experience, through the Company and other ventures, and has expanded and significantly renovated Existing Properties, the Company has not previously undertaken construction of new developments. See "Risk Factors--Risks of Construction and Development".

         INCREASING REVENUES AND IMPROVING OPERATING MARGINS. The Company will continue to seek to improve the financial performance of its portfolio by increasing revenues (through increased occupancy and/or rental rates), maintaining high tenant retention rates (i.e., the percentage of tenants who renew their leases upon expiration), replacing certain existing tenants with more creditworthy tenants, and aggressively managing operating expenses. In addition, most of the Company's lease agreements provide for percentage rents, indexed rent increases based on

CPI or other criteria or have scheduled rent escalations. The Company believes that substantially all its properties are in desirable locations that are experiencing rising rents, low vacancy rates, and increased demand, allowing the Company to renew leases, or relet, space under expired leases, at favorable rents.

         The Company has developed strong relationships with its Anchor Tenants by continually striving to promote tenant satisfaction by anticipating and responding to their requirements. A number of the Company's Anchor Tenants have evidenced this satisfaction by expanding their leased space within the Company's properties. For example, in Commonwealth, the Company will invest $1.3 million to expand Winn-Dixie's space by 12,000 square feet, and in return Winn-Dixie (i) will increase its annual minimum rent by approximately $144,000, starting July 1998 and (ii) extend its lease for an additional 20-year period. See "Use of Proceeds." In addition, the Company seeks to increase operating results through the strategic renovation and/or expansion of properties which are typically adaptable for varied tenant layouts and can be reconfigured to accommodate new tenants or the changing space needs of existing tenants.

         OTHER ACQUISITIONS. The Company may from time to time acquire or develop, on a highly selective basis, other types of income-producing commercial properties in markets in which the Company has significant expertise and which present superior return opportunities. An example of such opportunistic acquisitions is the Equity One Office Building in Miami Beach, Florida. The office building was purchased in April 1992 when it was unoccupied and as of June 30, 1997 was 100% occupied and generating annualized revenue of $317,000, as well as providing the Company's 3,000 square foot executive offices rent free. The Company also owns an additional 0.5 acres of land adjacent to this office building which it plans to develop in the future.

MARKET DATA

         The Company has concentrated its activity in the Dade County (Miami), Orlando and Jacksonville metropolitan areas of Florida. These areas provide the Company with attractive demographic and competitive retail conditions. The Company believes that population and employment growth are the primary demand generators for retail properties and that retail sales are further enhanced by Florida's sizable tourist and seasonal population. The population of the Miami Metropolitan area grew 2.8% from 1992 to 1997 while retail sales grew 13.5% during the same period. Additionally, population is projected to grow by 1.7% between 1998 and 2001, while retail sales are projected to grow by 3.1% during the same period. The population in the Orlando metropolitan area grew 16.6% from 1992 to 1997, while retail sales grew 28.5% during the same period. Additionally, population is projected to grow by 9.9% between 1998 and 2001, while retail sales are projected to grow by 11.1% during the same period. Population in the Jacksonville area grew 5.6% from 1992 to 1997 while retail sales grew 16.2% during the same period. Additionally, population is projected to grow by 3.0% between 1998 and 2001, while retail sales are projected to grow by 4.2% during the same period. The foregoing information is derived from data provided by the United States Department of Commerce.

EXISTING PROPERTIES

         The Existing Properties' portfolio consists primarily of Supermarket Centers and contains an aggregate of approximately 2.0 million square feet of GLA. As of June 30, 1997, the Existing Properties were 93.0% leased to approximately 360 tenants (not including 535 tenants of the mini-warehouse facility). With the exception of Winn-Dixie, which represents approximately 12.0% of aggregate annualized minimum tenant rents as of June 30, 1997, no Anchor Tenant accounts for more than 4.3% of such tenant rent. All the Supermarket Centers were developed after 1982. See "Policies with Respect to Certain Activities--Investment Policies".

         The following table sets forth certain information relating to the Existing Properties as of June 30, 1997. All references to net rent per square foot are calculated without giving effect to vacant space, unless otherwise specified.


                                                                                        TOTAL NET
                                                                      NET OPERATING     OPERATING        AVERAGE       AVERAGE
                                                          NUMBER      INCOME FOR THE    INCOME FOR       MINIMUM       MINIMUM
                                                            OF        YEAR ENDED         THE SIX        BASE RENT     BASE RENT
                              DATE ACQUIRED     GLA       TENANTS     DECEMBER 31,     MONTHS ENDED     (ANCHORS)     (LOCALS)
                                                          (UNITS)         1996        JUNE 30, 1997
                              -------------     ---       -------     -------------   -------------     ---------     --------
NORTH FLORIDA
Atlantic Village Shopping     June 30, 1995    100,559        24        $731,461        $   374,172           $4.50       $9.93
   Center
   Atlantic Beach, FL
Commonwealth Shopping Center  February 28,      71,021        14        $460,541        $   210,939           $6.10       $7.79
   Jacksonville, FL           1994
Fort Caroline Trading Post    January 21,       74,546        10        $472,879        $   228,201           $6.40       $7.86
   Jacksonville, FL           1994
Monument Pointe Shopping      January 31,       75,328        12             N/A        $   190,985(3)        $4.67       $8.48
   Center                     1997
   Jacksonville, FL
Oak Hill Village Shopping     December 7,       78,492        19        $448,219        $   229,012           $4.50       $8.61
   Center                     1995
   Jacksonville, FL
Mandarin Mini-Storage         May 10, 1994      52,880       535        $208,239        $    96,680          $-0-         $5.59
   Jacksonville, FL
CENTRAL FLORIDA
East Bay Plaza                July 23, 1993     85,426        20        $230,077         $  152,716           $4.69       $8.81
   Largo, FL


Eustis Square Shopping        October 22,      126,791        22        $703,519         $  349,246           $5.13       $9.44
   Center                     1993
   Eustis, FL
Forest Edge Shopping Center   December 31,      68,631        12                         $  182,190           $6.01       $7.83
   Orlando, FL                1996
Lake Mary Shopping Centre     November 9,      288,450        53      $2,787,759         $1,447,409           $9.17      $14.24
   Lake Mary, FL              1995


SOUTH FLORIDA
Bird Ludlum Shopping Center   August 11,       192,477        48      $2,223,722         $1,167,993           $9.00      $13.78
   Miami, FL                  1994


Plaza Del Rey Shopping        December 1992     50,146        20        $572,143           $283,981          $-0-        $11.95
   Center
   Miami, FL
Pointe Royale Shopping        July 27, 1995    199,068        20      $1,080,640           $477,851           $3.62      $10.02
   Center
   Miami, FL
Pointe Royale Office          July 27, 1995     18,000(5)      0           --                 --               --          --
   Building
   Miami, FL
West Lake Plaza Shopping      November 6,      100,747        25        $129,984(6)        $412,268           $7.79      $11.55
   Center                     1996
   Miami, FL
Diana Building                February 15,      18,707         5          $1,266(6)       $  41,234          $-0-        $14.13
   W. Palm Beach, FL          1995
Equity One Office Building    April 10,         28,980        10        $259,373           $145,545          $-0-        $12.20
   Miami Beach, FL            1992


TEXAS
Four Corners Shopping Center  January 22,      115,178        25        $775,874           $427,255           $3.60       $7.42
   Tomball, TX                1993
Parker Tower Centre           December 9,      205,792        18        $407,766           $217,069           $8.20       $9.63
   Plano, TX                  1993           ---------       ---      -----------        ----------           -----       -----
Total/Weighted Average                       1,951,219       892      $11,493,462        $6,634,746           $5.96       $9.96



                                    INITIAL        PERCENT
                                 ACQUISITION &    LEASED AT      KEY TENANTS
                                 REDEVELOPMENT    JUNE 30,    LEASE EXPIRATION
                                     COSTS          1997            DATES
                                 -------------    ---------   --------------
NORTH FLORIDA
Atlantic Village Shopping          $5,950,000        98%      Publix (2004),
   Center                                                     Walgreen's (2019)(1)(2)
   Atlantic Beach, FL
Commonwealth Shopping Center       $3,650,000        95%      Winn-Dixie (2017)
   Jacksonville, FL
Fort Caroline Trading Post         $3,705,000        96%      Winn-Dixie (2015),
   Jacksonville, FL                                           Eckerd (2004)
Monument Pointe Shopping           $3,731,000        94%      Winn-Dixie (2005),
   Center                                                     Eckerd (2005)
   Jacksonville, FL
Oak Hill Village Shopping          $3,450,000       100%      Publix (2005),
   Center                                                     Walgreen's (2019)(2)
   Jacksonville, FL
Mandarin Mini-Storage              $1,810,000        95%
   Jacksonville, FL
CENTRAL FLORIDA
East Bay Plaza                     $1,610,000        83%      Scottys (2001),
   Largo, FL                                                  Albertsons(4),
                                                              Hollywood
                                                              Video (2007)
Eustis Square Shopping             $7,249,000        92%      Publix (2004),
   Center                                                     Bealls (2005),
   Eustis, FL                                                 Walgreen's (2024)(2)
Forest Edge Shopping Center        $3,100,000        99%      Winn-Dixie (2007),
   Orlando, FL                                                AutoZone (2006)
Lake Mary Shopping Centre         $20,850,000       100%      K-Mart (2013),
   Lake Mary, FL                                              Albertsons (2012),
                                                              General
                                                              Cinema (2010)
SOUTH FLORIDA
Bird Ludlum Shopping Center       $21,801,000       100%      Winn-Dixie (2007),
   Miami, FL                                                  Eckerd (2007),
                                                              Vision
                                                              Works (2008)
Plaza Del Rey Shopping             $3,831,000        98%      Navarro (2001)
   Center
   Miami, FL
Pointe Royale Shopping             $8,725,000        99%      Best Buy (2010),
   Center                                                     Winn-Dixie (2011),
   Miami, FL                                                  Eckerd (2007)
Pointe Royale Office                   --            --
   Building
   Miami, FL
West Lake Plaza Shopping           $7,930,000        99%      Winn-Dixie (2016),
   Center                                                     Eckerd (2004)
   Miami, FL
Diana Building                     $1,514,000        60%      Fat
   W. Palm Beach, FL                                          Tuesday's (2001)
Equity One Office Building         $1,748,000       100%      City of Miami
   Miami Beach, FL                                            Beach (1998),
                                                              Renal
                                                              Dialysis (2000)
TEXAS
Four Corners Shopping Center       $4,750,000        94%      Kroger (2005),
   Tomball, TX                                                Eckerd (2004)
Parker Tower Centre                $4,157,000        60%      Minyards (2011)
   Plano, TX                     ------------       ----
Total/Weighted Average           $109,561,000        93%
                                 ============       ===



(1) Walgreen's has advised the Company that it will be vacating this site, but is expected to continue to make lease payments.

(2) Pursuant to its lease agreement, Walgreen's may terminate the lease in 2004.

(3)      Represents NOI for the five months ended June 30, 1997.

(4) Albertsons is located on property contiguous to the Company's property not owned by the Company. Accordingly, Albertsons does not pay base rent or make payments to the Company for common area maintenance and similar charges at this location.

(5)      Represents GLA following redevelopment. See "Use of Proceeds".

(6)      Represents NOI for the two months ended December 31, 1996.

REDEVELOPMENT AND DEVELOPMENT PROPERTIES


         SKY LAKE. The Company recently acquired Sky Lake for approximately $11.85 million. Sky Lake is located in the North Miami Beach, Florida area. Approximately 150,000 residents with household incomes averaging approximately $50,000 are located within a three mile radius of Sky Lake. The Company intends to commence a comprehensive redevelopment program at Sky Lake to create a Supermarket Center containing approximately 300,000 square foot of GLA. The Company expects that the redevelopment will cost approximately $18.0 million and will occur in several phases which are expected to be completed by March 31, 1999. The Company has entered into a non-binding letter of intent with Albertsons for the lease of approximately 60,000 square feet of GLA at Sky Lake. During the redevelopment, the Company expects to receive certain rent revenue from tenants who will continue operations during the redevelopment process.


         CORAL WAY. The Company recently acquired 10.0 acres of vacant land at Coral Way for approximately $1.5 million for the development of a 100,000 square foot Supermarket Center. Coral Way is located in a newly rezoned high growth area of Southwest Dade County, Florida. The Company expects to complete development of Coral Way by December 1999, and anticipates that the costs of development will approximate $10.0 million. In addition, the Company has agreed to acquire 4.4 acres of land proximate to Coral Way for future development contingent upon, among other things, the rezoning of such property for commercial use.

         LAND FOR DEVELOPMENT. The Company owns approximately 13.0 acres of land adjacent to certain of the Existing Properties which it intends to develop as retail space. The Company expects to commence construction on approximately 5.0 acres adjacent to its Lake Mary Supermarket Center and 0.5 acres adjacent to its Commonwealth Supermarket Center within three months following the Offering. The Company expects to complete these projects by December, 1998, at a cost of approximately $3.0 million and $450,000, respectively.

         The following chart provides additional information with respect to Redevelopment and Development Properties.


                                                                            NUMBER OF     DEVELOPABLE     CURRENT
               PROPERTY                        LOCATION         ACREAGE      PARCELS      SQUARE FEET      ZONING
               --------                        --------        --------      --------     -----------      ------

ADJACENT TO EXISTING PROPERTIES
Commonwealth                             Jacksonville, FL          0.50         1              6,000       Retail
Fort Caroline                            Jacksonville, FL          0.50         1              7,000       Retail
Oak Hill Village                         Jacksonville, FL          0.25         1              6,000       Retail
Lake Mary                                Lake Mary, FL             5.00         1             70,000       Retail
Bird Ludlum                              Miami, FL                 6.20         1           150 Units   Residential
Equity One Office Building               Miami Beach, FL           0.50         2             50,000       Office
                                                                  -----       ---          ---------
Total - Adjacent to Existing Properties                           12.95         7            139,000        (1)
                                                                  -----       ---            -------
REDEVELOPMENT/ DEVELOPMENT PROPERTIES
Sky Lake                                 NE Dade County, FL       24.00         1            285,000       Retail
Sky Lake                                 NE Dade County, FL        1.50         2             15,000       Retail
Coral Way                                SW Dade County, FL       10.00         1            100,000       Retail
Vacant Land(2)                           SW Dade County, FL        4.40         2             40,000       Retail
                                                                 ------       ---           --------
Total - Redevelopment/Development                                 39.90         6            440,000
                                                                 ------       ---           --------
Total                                                             52.85        13            579,000
                                                                  =====        ==            =======



(1) For a discussion of the properties, see "Additional Information Concerning the Existing Properties".

(2)      Under contract to purchase.

         There can be no assurance that Sky Lake, Coral Way or any other acquisition, redevelopment or development project will be consummated or, if consummated, will be successful. See "Policies with Respect to Certain Activities--Development Policies" and "Use of Proceeds".

TENANT DIVERSIFICATION

         The following table sets forth the GLA of the Existing Properties leased to Anchor Tenants and other tenants as of June 30, 1997.


                                                              ANCHOR TENANTS    OTHER TENANTS          TOTAL
                                                              --------------    -------------          -----
Existing Properties (sq. ft.).............................       1,039,044         752,707           1,791,751
Percentage of Total Leased GLA............................        57.99%            42.01%            100.00%


         The following table sets forth as of June 30, 1997, information regarding the leases with the Company's largest tenants based upon annualized minimum rents of at least $250,000:


                                                                                                     PERCENT OF
                                       GLA                 NUMBER              ANNUALIZED            AGGREGATE
TENANT                              (SQ. FT.)             OF STORES          MINIMUM RENTS       ANNUALIZED MINIMUM
                                                                                                        RENTS
Winn-Dixie.................          308,864                  7                $1,886,286                12.52%

General Cinemas............           35,712                  1                   633,888                 4.21

Albertsons.................           63,139                  1                   568,251                 3.77

Eckerd(1)..................           59,700                  6                   514,142                 3.41

K-Mart.....................           86,479                  1                   497,254                 3.30

Publix.....................          118,110                  3                   567,080                 3.76

Kroger.....................           45,528                  1                   373,330                 2.48

Best Buy...................           91,472                  1                   365,888                 2.43

Blockbuster Video..........           23,609                  4                   309,503                 2.05

Walgreen's(2)..............           34,996                  3                   265,720                 1.76

Minyard's..................           70,550                  1                   253,980                 1.69
                                    --------                ---              ------------               ------
     Total.................          938,159                 29                $6,235,322                41.38%
                                     =======                 ==                ==========                =====


(1) Includes two stores where the tenant has vacated the premises but has, to date, continued to pay rent pursuant to its lease with the Company.

(2) Includes a store which Walgreen's has advised the Company that it intends to vacate but will continue to pay rent pursuant to its lease.

LEASE EXPIRATIONS

         The following table sets forth the anticipated lease expirations of the Company's tenants (excluding renewal options and the mini-storage facility) from July 1, 1997 through June 30, 2007 and thereafter.


                                                                                        PERCENT OF       AVERAGE
                                                                                        AGGREGATE         ANNUAL
                           NUMBER OF         GLA         PERCENT OF     ANNUALIZED      ANNUALIZED     MINIMUM RENT
JUNE 30,                     LEASES       (SQ. FT.)      TOTAL GLA     MINIMUM RENT    MINIMUM RENT    PER SQ. FT.
--------                   ---------      ---------      ----------    ------------    ------------    -----------
1998..................          71         153,955           8.88%      $1,808,628          12.24%         $11.75
1999..................          71         134,148           7.74        1,496,282          10.13           11.15
2000..................          81         166,975           9.63        1,737,637          11.76           10.41
2001..................          46         147,612           8.52        1,293,669           8.76            8.76
2002..................          33          74,376           4.29          977,403           6.62           13.14
2003..................          11          33,835           1.95          332,507           2.25            9.83
2004(1)...............           5          54,857           3.17          292,917           1.98            5.34
2005..................          10         237,662          13.71        1,310,551           8.87            5.51
2006..................           2          50,878           2.94          442,880           3.00            8.70
2007..................           5          21,299           1.23          268,950           1.82           12.63
THEREAFTER............          22         657,450          37.94          4,812,047        32.57            7.32
                              ----      ----------        -------      -------------      -------         -------
Total/Average.........         357       1,733,047         100.00%     $14,773,471         100.00%         $ 8.52
                               ===       =========         ======      ===========         ======          ======


(1) Does not include three lease agreements with Walgreen's expiring in the years 2019, 2019 and 2024, respectively, which Walgreen's may terminate in 2004.

         Historically, the Company has not incurred substantial costs associated with Tenant Improvements relating to lease expirations or renewals. Additionally, because leasing activities are performed in-house, the Company has not historically incurred substantial costs associated with Leasing Commissions. No assurance can be given that such expenses will not increase in the future.

ADDITIONAL INFORMATION CONCERNING THE EXISTING PROPERTIES

         As of December 31, 1996, two of the Supermarket Centers, Bird Ludlum and Lake Mary, either had a book value equal to or greater than 10.0% of the total assets of the Company or gross revenues which accounted for more than 10.0% of the Company's aggregate gross revenues. Set forth below is additional information with respect to each of such properties.

         BIRD LUDLUM. Bird Ludlum is a 192,477 square foot Supermarket Center occupied by 48 tenants which is located at the intersection of Bird Road and Ludlum Road in Miami, Florida. Traffic count at the Bird Ludlum center averages approximately 85,000 vehicles per day. The property is located approximately one mile east of the Palmetto Expressway, a major Miami roadway. Bird Ludlum is located in a densely populated trade area of Miami with a population of over 155,000 within a three mile radius and an average household income of $51,000 per year. This property includes five out-parcel buildings, and has attracted a full range of national and regional chain store tenants including Winn-Dixie, Eckerd, Blockbuster, Radio Shack and Little Ceasars. Outparcel buildings are occupied by Visionworks, McDonalds, Dairy Queen, Jiffy Lube and Barnett Bank.

         In 1996, the Company purchased 7.4 acres of vacant land adjacent to Bird Ludlum for a purchase price of $1.1 million. During early 1997, the Company utilized approximately 1.2 acres of this land to build a parking lot for 150 automobiles.

         Winn-Dixie, the only tenant which occupies more than 10.0% of the GLA at Bird Ludlum, occupies 44,400 square feet of GLA under a lease which expires in December 2007 and contains five renewal options of five years each. The annual minimum rent payable by Winn-Dixie under this lease is $399,600. For the years ended June 30, 1994, 1995 and 1996, Winn-Dixie reported sales of $22.3 million, $22.3 million and $23.6 million, respectively.

         The following table sets forth a schedule of lease expirations at Bird Ludlum, assuming none of the tenants exercise renewal options.


                                                                                        PERCENT OF       AVERAGE
                                                                                        AGGREGATE         ANNUAL
                           NUMBER OF         GLA         PERCENT OF     ANNUALIZED      ANNUALIZED     MINIMUM RENT
YEAR                         LEASES       (SQ. FT.)      TOTAL GLA     MINIMUM RENT    MINIMUM RENT    PER SQ. FT.
----                       ---------      ---------      ----------    ------------    ------------    -----------
1998                            11          40,435          21.01%        $620,627          25.44%         $15.35
1999                            12          30,540          15.87          375,859          15.40           12.31
2000                             9          25,194          13.09          293,710          12.04           11.66
2001                             3          10,300           5.35           81,687           3.35            7.93
2002                             4           5,775           3.00          113,241           4.64           19.61
2003                             5          15,195           7.89          200,813           8.23           13.22
2004                             0               0           0.00                0           0.00            0.00
2005                             0               0           0.00                0           0.00            0.00
2006                             0               0           0.00                0           0.00            0.00
2007                             0               0           0.00                0           0.00            0.00
THEREAFTER                       4          65,038          33.79           754,085         30.90           11.59
                               ---        --------        -------      ------------       -------         -------
Total/Average                   48         192,477         100.00%      $2,440,022         100.00%         $12.68
                                ==         =======         ======       ==========         ======          ======


         The average annual rental income per square foot of GLA at Bird Ludlum for the years ended December 1994, 1995 and 1996 was $18.61, $17.31 and $16.89, respectively, and as of June 30, 1997 was $16.87.

         At the time of its acquisition by the Company, Bird Ludlum was 96.0% leased. For the three years ended December 31, 1994, 1995 and 1996 and the six months ended June 30, 1997, the percentage of Bird Ludlum that was leased was 100.0%, 99.0%, 100.0% and 100.0%, respectively.

         Depreciation (for tax purposes) on Bird Ludlum is taken as follows: (i) approximately $14.2 million of the basis is being depreciated on a straight line basis over 40 years, and (ii) $1.3 million of the basis uses a 15-year Accelerated Cost Recovery System ("ACRS") depreciation. Depreciation for book purposes is calculated on a straight-line basis over 40 years.

         LAKE MARY. Lake Mary is a 288,450 square foot Supermarket Center occupied by 53 tenants which is located at the southeast corner of Lake Mary Boulevard and Lake Emma Road in Lake Mary, Seminole County, Florida, in the Orlando metropolitan area. The property was originally constructed during 1987 and 1988. Certain improvements and additions were made to Lake Mary in 1990. Lake Mary, which is situated on a 47.0 acre parcel, has attracted a full range of national and regional chain store tenants including K-Mart, Albertsons, General Cinema, Chilis, Burger King, Einsteins Bagels, Carvel Ice Cream, Radio Shack, Little Ceasars and H&R Block.

         Three tenants, K-Mart, Albertsons and General Cinemas, each occupy in excess of 10.0% of the GLA at Lake Mary. K-Mart occupies 86,479 square feet of GLA under a lease which expires in August, 2013. The annual minimum rent is $497,254. For the years ended December 31, 1994, 1995 and 1996, K-Mart reported sales of $7.5 million, $7.7 million and $8.2 million, respectively. Management of the Company believes that this K-Mart is an underperforming store. The prior owner and current lender on the property has agreed to guarantee the rent due from K-Mart (including recoveries), for a period of three years from any time that K-Mart ceases making rental payments. Albertsons occupies 63,139 square feet of GLA under a lease which expires in June 2012 and has four renewal options of five years each. The annual minimum rent under the Albertsons lease is $568,251, increasing to $599,820 in June 2002 and $631,390 in June 2007. For
the years ended December 31, 1994, 1995 and 1996, Albertsons reported sales of $23.8 million, $25.6 million and $27.5 million, respectively. General Cinemas occupies 35,712 square feet of GLA under a lease which expires in June, 2010. The annual minimum rent is $633,888. The Company plans to allocate $3.0 million from the proceeds of the Offering to develop 50,000 square feet of additional space at Lake Mary.

         The following table sets forth a schedule of lease expirations at Lake Mary, assuming none of the tenants exercise renewal options:


                                                                                        PERCENT OF       AVERAGE
                                                                                        AGGREGATE         ANNUAL
                           NUMBER OF         GLA         PERCENT OF     ANNUALIZED      ANNUALIZED     MINIMUM RENT
YEAR                         LEASES       (SQ. FT.)      TOTAL GLA     MINIMUM RENT    MINIMUM RENT    PER SQ. FT.
----                       ----------     ---------      ----------    ------------    ------------    ------------
1998                             8          10,835           3.79%        $159,314           5.03%         $14.70
1999                            12          19,049           6.65          260,719           8.23           13.69
2000                            10          18,025           6.30          230,497           7.28           12.79
2001                             5          11,960           4.18          143,326           4.52           11.98
2002                            11          25,916           9.05          356,864          11.26           13.77
2003                             0               0           0.00                0           0.00            0.00
2004                             1           1,332           0.46           19,154           0.61           14.38
2005                             0               0           0.00                0           0.00            0.00
2006                             0               0           0.00                0           0.00            0.00
2007                             1           3,909           1.37          113,986           3.60           29.16
THEREAFTER                       5         195,229          68.20        1,884,197          59.47            9.65
                               ---         -------        -------      -----------        -------        --------
Total/Average                   53         286,255         100.00%      $3,168,057         100.00%         $11.07
                                ==         =======         ======       ==========         ======          ======


         The average rental income per square foot of GLA at Lake Mary for the years ended December 1995 and 1996 was $12.30, and as of June 30, 1997 was $12.73.

         At the time of its acquisition by the Company, Lake Mary was 97.0% leased. For the two years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, the percentage of Lake Mary that was leased was 97.0%, 100.0% and 100.0%, respectively.

         Depreciation (for tax purposes) on Lake Mary is taken as follows: (i) approximately $11.3 million of the basis is being depreciated on a straight line basis over 40 years, and (ii) $2.0 million of the basis uses a 15-year ACRS depreciation. Depreciation for book purposes is calculated on a straight-line basis over 40 years.

         Set forth below is additional information with respect to each of the Company's other Existing Properties:

         ATLANTIC VILLAGE. Atlantic Village is a 100,559 square foot Supermarket Center occupied by 24 tenants which is located in Atlantic Beach, Florida (in the Jacksonville metropolitan area). Atlantic Village is situated on 14.0 acres and is anchored by Publix and Walgreen's. For the year ended December 31, 1996, Publix reported sales of $19.9 million. The Company will invest $850,000 to remodel the property and in return, Publix will renew its lease for another 10 years starting October 1998. Walgreen's has advised the Company that it will be vacating this site, but is expected to continue to make lease payments.

         COMMONWEALTH. Commonwealth is a 71,021 square foot Supermarket Center occupied by 14 tenants which is located in Jacksonville, Florida. Commonwealth is situated on 12.8 acres and is anchored by Winn-Dixie. For the year ended June 30, 1996, Winn-Dixie reported sales of $12.4 million. The Company will invest $1.3 million to expand Winn-Dixie's space by 12,000 square feet and in return Winn-Dixie (i) will increase its monthly minimum rent by approximately $12,000, starting July 1998 and (ii) extend its lease for an additional 20-year period. Additionally, the Company intends to build 6,000 square feet of retail space on an existing out-parcel to accommodate an existing tenant at a cost of approximately $450,000.

         FORT CAROLINE. Fort Caroline is a 74,546 square foot Supermarket Center occupied by 10 tenants which is located in Jacksonville, Florida. Fort Caroline is situated on 9.6 acres and is anchored by Winn-Dixie and Eckerd Drugs. For the year ended June 30, 1996, Winn-Dixie reported sales of $13.8 million. During 1994 and 1995 the Company expanded Winn-Dixie's occupied space by an aggregate of approximately 7,200 square feet, and Winn-Dixie agreed to extend its lease for an additional 20-year period.

         MONUMENT POINTE. Monument Pointe is a 75,328 square foot Supermarket Center occupied by 12 tenants located in Jacksonville, Florida. Monument Pointe is situated on 7.3 acres and is anchored by Winn-Dixie and Eckerd. For the year ended June 30, 1996, Winn-Dixie reported sales of $15.5 million.

         OAK HILL. Oak Hill is a 78,492 square foot Supermarket Center occupied by 19 tenants located in Jacksonville, Florida. Oak Hill is situated on 11.7 acres and is anchored by Publix and Walgreen's. For the year ended December 31, 1996, Publix reported sales of $12.9 million.

         EAST BAY. East Bay is a 85,426 square foot Supermarket Center occupied by 20 tenants located in Largo, Florida (in the Tampa metropolitan area). East Bay is situated on 10.3 acres and is anchored by Albertsons, Scotty's and Hollywood Video. Albertsons is located on property contiguous to the Company's property which is not owned by the Company. The Company recently signed a 10 year lease with Hollywood Avenue with an annual minimum rent of $102,000.

         EUSTIS SQUARE. Eustis Square is a 126,791 square foot Supermarket Center occupied by 22 tenants located in Eustis, Florida. Eustis Square is situated on 13.5 acres and is anchored by Publix, Bell's and Walgreen's. For the year ended December 31, 1996, Publix reported sales of $12.5 million.

         FOREST EDGE. Forest Edge is a 68,631 square foot Supermarket Center occupied by 12 tenants located in Orlando, Florida. Forest Edge is situated on
8.2 acres and is anchored by Winn-Dixie and AutoZone. For the year ended June 30, 1996, Winn-Dixie reported sales of $12.5 million.

         PLAZA DEL REY. Plaza Del Rey is a 50,146 square foot shopping center occupied by 20 tenants located in Southwest Dade County, Florida. Plaza Del Rey is situated on 4.6 acres and is anchored by Navarro's. For the year ended December 31, 1996, Navarro's reported sales of $8.9 million.

         POINTE ROYALE. Pointe Royale is a 199,068 square foot Supermarket Center occupied by 20 tenants located in Cutler Ridge, Dade County, Florida. Pointe Royale is situated on 14.5 acres and is anchored by Best Buy and Winn-Dixie. For the year ended June 30, 1996, Winn-Dixie reported sales of $16.9 million. The Company intends to invest $800,000 during 1998 to renovate a currently vacant 18,000 square foot office building situated on the property. Eckerd has vacated its leased space but has, to date, continued to pay rent pursuant to its lease with the Company.

         WEST LAKE. West Lake is a 100,747 square foot Supermarket Center occupied by 25 tenants located in Kendall Lakes, Dade County, Florida. West Lake is situated on 8.8 acres and is anchored by Winn-Dixie, Eckerd and Burger King. Eckerd has vacated the leased space but has, to date, continued to pay rent pursuant to its lease with the Company. For the year ended June 30, 1996, Winn-Dixie reported sales of $10.2 million.

         FOUR CORNERS. Four Corners is a 115,178 square foot Supermarket Center occupied by 25 tenants located in Tomball, Texas (Houston metropolitan area). Four Corners is situated on 12.0 acres and is anchored by Kroger and Eckerd. For the year ended December 31, 1996, Kroger reported sales of $22.1 million.

         PARKER TOWNE. Parker Towne is a 205,792 square foot Supermarket Center occupied by 18 tenants located in Plano, Texas (Dallas metropolitan area). Parker Towne is situated on 19.2 acres and is anchored by Minyard's and Blockbuster Video. For the year ended December 31, 1996, Minyard's reported sales of $23.1 million.

         EQUITY ONE OFFICE BUILDING. The Equity One Office Building is a 28,980 square foot mixed use (office/retail) property occupied by 10 tenants, including the Company's corporate offices located in Miami Beach, Florida The property is located on one of four parcels, which, in the aggregate, total 1.2 acres. This property was purchased in 1992 and was completely redeveloped by the Company. The property is adjacent to the Miami Beach City Hall and proximate to the Miami Beach Convention Center.

         DIANA BUILDING. The Diana building is a 18,707 square foot mixed use (office/retail) property currently occupied by five tenants located in West Palm Beach, Florida. This property was purchased in 1995 and was completely redeveloped by the Company.

         MANDARIN MINI-STORAGE. Mandarin is a 52,880 square foot mini-storage warehouse occupied by 535 tenants located in Jacksonville, Florida. The property is situated on 2.8 acres.

INDEBTEDNESS

         The following table sets forth certain information regarding mortgage indebtedness of the Company related to the Existing Properties as of June 30, 1997:


                                                                                                       BALANCE DUE
                                        INTEREST      FACE       PROJECTED ANNUAL                            AT
                                          RATE       AMOUNT      INTEREST PAYMENTS    MATURITY DATE      MATURITY(2)
                                        --------    --------     -----------------    -------------     ------------
                                                                   (DOLLARS IN THOUSANDS)
NORTH FLORIDA
Atlantic Village(1)................        8.15%      $3,988          $321            July 2002             $3,294
Fort Caroline......................        9.35%       2,393           221            March 2002             2,078
Monument Pointe....................       10.06%       2,731           273            June 2001              2,564
Oak Hill...........................       7.625%       2,415           182            February 2006          1,703
Mandarin Mini-Storage..............       6.375%       1,219            77            May 1999               1,172

CENTRAL FLORIDA
East Bay...........................        8.25%         916            75            August 2000              859
Eustis Square......................        9.00%       5,399           480            July 2002              4,322
Forest Edge(1).....................        8.25%       2,031           165            October 2002           1,597
Lake Mary..........................        7.85%      12,956         1,007            December 2010          5,569

SOUTH FLORIDA
Bird Ludlum........................        7.68%      13,281         1,007            February 2015              0
Plaza Del Rey......................       8.125%       2,961           260            September 2011             0
Pointe Royale......................        7.95%       5,746           451            July 2010              2,502
West Lake Plaza....................       7.875%       5,892           459            June 2006              4,157

TEXAS
Four Corners(1)....................        9.49%       2,988           283            February 2003          2,785

------------------

(1) The Company intends to retire the mortgages on each of these properties, except Forest Edge, from the net proceeds of the Offering immediately following consummation of the Offering. The Company intends to retire the mortgage on Forest Edge from net proceeds on or about April 1, 1998.

(2) With respect to the mortgage indebtedness to be repaid from the proceeds of the Offering, the loan on Atlantic Village does not have any prepayment penalty. Forest Edge and Four Corners loans have prepayment penalties of 1.0% and 2.0% of the outstanding principal, respectively. The prepayment penalty associated with Lake Mary mortgage indebtedness is the greater of 1.0% of the outstanding principal balance or the present value differences in interest rates at the time of prepayment. The prepayment penalty associated with Bird Ludlum mortgage indebtedness in the greater of 1.0% of the outstanding principal balance or the present value differences in interest rates at the time of prepayment.

PROPERTY MANAGEMENT, LEASING AND RELATED SERVICE BUSINESS

         The Company's property management and substantially all of its leasing activities, operating and administrative functions (including leasing, legal, construction, data processing, maintenance, finance and accounting) are administered or coordinated by Company personnel. On-site functions such as maintenance, landscaping, sweeping, plumbing and electrical are subcontracted out at each location and, to the extent permitted by their respective leases, the cost of these functions is passed on to the tenants. Personnel from the Company's corporate headquarters conduct regular inspections of each property and maintain frequent contact with major tenants.

         The Company maintains an active leasing and maintenance program that, combined with the quality and locations of the properties, has made the Existing Properties attractive to tenants. The Company intends to continue to hold the properties for long-term investment and, accordingly, places a strong emphasis on quality construction and an on-going program of regular maintenance. The properties are designed to require minimal capital improvements.

         The Company's management information systems provides operating data necessary to make informed business decisions on a timely basis. These systems allow instant access to store availability, lease data, tenants' sales history, cash flow budgets and forecasts and enable the Company to maximize cash flow from operations and closely monitor corporate expenses.

         In addition to managing the Existing Properties, the Company provides management and leasing services to certain third party owned properties. Services are provided to third-party owners pursuant to contracts that are of varying lengths of time and which generally provide for management fees of up to 4.0% of monthly base rent property receipts. The management contracts are typically cancelable upon 30 days' notice or upon certain events, including the sale of the property. Leasing fees typically range from $2 to $3 per square foot. During the year ended December 31, 1996 and the six months ended June 30, 1997, the Company earned management fees of $229,995 and $159,135, respectively, in connection with its management of third party owned properties. At present, the Company has no plans to expand these activities.

COMPETITION

         There are numerous commercial developers, real estate companies and other owners of real estate in the areas in which the Existing Properties are located that compete with the Company in seeking land for development, properties for acquisition, financing and tenants. Many of such competitors have substantially greater resources than the Company. All of the Company's Supermarket Centers are located in developed areas that include other Supermarket Centers. The number of retail properties in a particular area could materially adversely affect the Company's ability to lease vacant space and maintain the rents charged at the Supermarket Centers or at any newly acquired property or properties. One shopping center constructed less than two years ago stands within a two-mile radius of Bird Ludlum. In addition, several smaller and older strip centers are located along Bird Road in Miami. Lake Mary is located on a retail thoroughfare which includes direct and proximate competition from a free-standing Home Depot, a Target store and two shopping centers anchored by Winn-Dixie and Publix, respectively. West Lake and Four Corners each competes with nearby shopping centers anchored by supermarkets. Pointe Royale is located within proximity to Cutler Ridge Mall and a Publix-anchored shopping center. Free-standing retailers such as Circuit City and Toys R' Us within one mile of Pointe Royale compete directly with tenants in such Supermarket Center. In addition, there are several strip shopping centers in the vicinity. The Company's other properties are subject to similar competition. Certain of the Company's competitors may possess greater resources than the Company and may have management with more experience than the Company's management. See "Risk Factors--Competition from Numerous Sources".

REGULATIONS AND INSURANCE

         REGULATIONS. Retail properties are subject to various laws, ordinances and regulations. The Company believes that each of the Existing Properties maintains all material operating permits and approvals necessary to be maintained by the Company. For a discussion of the ADA and government approvals regarding land uses, levels of density, and utility services, among others, see "Risk Factors--Government Regulation-Government Entitlements", "--Americans with Disabilities Act Compliance" and "--Adverse Effect of Uninsured Loss".

         INSURANCE. Under their leases, the Company's tenants are generally responsible for providing adequate insurance on the property they lease. The Company believes the Existing Properties are covered by adequate fire, flood and property insurance provided by reputable companies. However, certain of the Existing Properties are not covered by disaster insurance with respect to certain hazards (such as hurricanes) for which coverage is not available or available only at rates which, in the opinion of the Company, are prohibitive.

ENVIRONMENTAL MATTERS

         Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with contamination. Many such laws, including the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA"), typically impose such liability without regard for whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances and the liability under such laws has been interpreted to be joint and several unless divisible and there is a reasonable basis for allocation of responsibility. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Some environmental laws create a lien on a contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The owner of a contaminated site also may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such site. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company is generally considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property.

         Certain federal, state and local laws, regulations and ordinances also govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACMs and may permit third parties to seek recovery from owners or operators of such properties for personal injury associated with ACMs. Some of the environmental site assessments conducted at the Existing Properties to date indicate that a number of the Existing Properties contain ACMs. The Company is not aware, however, of any ACMs at the properties that are friable or in otherwise poor condition. Assessments for these properties are being conducted at this time.

         Although the Company obtained Phase I or similar environmental audits (which involved a general inspection without soil sampling or groundwater analysis) by independent environmental consultants when it acquired all but two of the Existing Properties, six of the Existing Properties have environmental assessments that were conducted more than four years ago and one existing Property does not currently have an environmental assessment. These assessments are currently being performed or updated by the Company.

         The environmental studies conducted to date have not revealed any significant environmental liability that would have a material adverse effect on the Company's business, results of operations and liquidity; tenants at the Existing Properties include plant-on-premises dry cleaners, gasoline service stations and tire centers, photo development firms and other retailers which use hazardous substances in their businesses. Although leases with such tenants contain provisions intended to minimize environmental risks and to shift the financial risks to the tenants, there is no assurance that the Company will not incur liability in this regard. A limited monitoring program with respect to a groundwater testing program has been implemented at Plaza Del Rey based on questions raised by environmental studies conducted at the time of purchase. While this site is not regarded by management as a significant environmental risk, if a material environmental condition does in fact exist (or exists in the future) at this or other properties, it could have a significant adverse impact upon the Company's financial condition, results of operations and liquidity. No assurance can be given that the environmental studies that were performed at the properties would disclose all environmental liabilities thereon, that any prior owner thereof did not create a material environmental condition not known to the Company or that a material environmental condition does not otherwise exist as to any of the Existing Properties.


         In connection with the Company's acquisition of Sky Lake, a Phase II Environmental Site Assessment dated July 15, 1997 has revealed the existence of perchloroethylene at levels above regulatory limits caused by a dry cleaning business operated on the premises. The Company has learned that the site is included in the Florida Dry Cleaners State Program, and as a condition to the Company's purchase of the property, the seller agreed to pay all remediation costs, which environmental consultants have estimated to be approximately $250,000. In addition, $500,000 has been placed into an escrow account at closing to pay for the remediation. Based on the remediation cost estimates, guarantees by the seller to pay for the cleanup and the establishment of the escrow account, the Company has concluded that the property does not pose a material environmental liability.


EMPLOYEES

         At June 30, 1997, the Company had 18 full-time employees. The Company's employees are not represented by a collective bargaining group, and the Company considers its relations with its employees to be good.

LEGAL PROCEEDINGS

         Neither the Company nor the Existing Properties are presently subject to any material litigation. Additionally, to the Company's knowledge, there is no litigation threatened against the Company or the Existing Properties, other than routine litigation and administrative proceedings arising in the ordinary course of business, which collectively are not expected to have a material adverse effect on the business, financial condition, results of operations or cash flows of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The Company's Board of Directors currently consists of eight members, including three members who are independent directors. Pursuant to the Charter, the Board of Directors is divided into three classes of directors and directors serve until the election and qualification of their successor. The initial terms of the first, second and third classes will expire in 1998, 1999 and 2000, respectively. Beginning in 1998, directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by stockholders. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors. Holders of shares of Common Stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of Common Stock will be able to elect all of the successors of the class of directors whose terms expire at that meeting. Subject to rights granted pursuant to any employment agreements, officers of the Company serve at the pleasure of the Board of Directors.

         Certain stockholders of the Company have entered into agreements to control the Company. Such stockholders directly and indirectly own and/or control an aggregate of 96.5% of the issued and outstanding Common Stock of the Company before giving effect to the Offering. Upon consummation of the Offering, such stockholders will own and/or control an aggregate of 59.5% of the outstanding Common Stock (56.1% if the over-allotment granted to the Underwriters is exercised in full). The agreements provide that, in all matters affecting the Company (other than the election of directors) the parties to the agreements will vote all of their shares as they may agree, or if they cannot agree, will vote against any proposal to which they cannot agree. With respect to the election of directors, the parties have granted an Irrevocable Proxy to Globe Reit, which is an affiliate of Mr. Katzman and of Messrs. Makavy and Wulkan, directors of the Company. Globe Reit has the power under the Irrevocable Proxy to vote all of the shares of the Common Stock of the stockholders who are parties to the Irrevocable Proxy for the election of directors through May 2001, with, effectively, one-half of the directors designated by each of Gazit and Danbar Resources, and if there is an additional director, such director shall be designated by agreement. As a result of this agreement, the parties to the agreement may be deemed a "group" within the meaning of Section 13(d) of the Exchange Act and may direct the business and affairs of the Company. See "Principal Stockholders" and "Certain Transactions".

         The following table sets forth certain information with respect to the directors and executive officers of the Company:


                                                                                                     DIRECTOR
                 NAME                      AGE             POSITION WITH THE COMPANY               TERM EXPIRES
                 ----                      ---             -------------------------               ------------
Chaim Katzman.........................      47      Chairman of the Board, President, Chief
                                                          Executive Officer and Director
Doron Valero..........................      40          Executive Vice President, Chief
                                                          Operating Officer and Director
David Bookman.........................      41      Vice President, Chief Financial Officer            N/A
                                                                   and Treasurer
Alan Marcus...........................      40        Vice President, General Counsel and              N/A
                                                                     Secretary
Noam Ben-Ozer.........................      33                      Director
Eli Makavy............................      49                      Director
Shaiy Pilpel..........................      47                      Director
Shulamit Rosen-Katzman................      34                      Director
David Wulkan..........................      44                      Director
Yuval Yanai...........................      45                      Director


         CHAIM KATZMAN has served as President, Chairman of the Board and Chief Executive Officer and a director of the Company since its formation in 1992, and has been involved in the purchase, development and management of commercial and residential real estate in the United States since 1980. Mr. Katzman received an L.L.B. from Tel Aviv University Law School in 1973. In 1991, Mr. Katzman purchased the controlling interest of Gazit. Mr. Katzman has served as Chairman of the Board and Chief Executive Officer of Gazit since May 1991 and remains its largest stockholder and has served as a director of Globe Reit since 1994. A licensed real estate broker in Florida, Mr. Katzman is a member of NAREIT and the ICSC.

         DORON VALERO has served as Executive Vice President, Chief Operating Officer and a director of the Company since 1994. Mr. Valero manages the Company's portfolio of properties and is responsible for, among other things, acquisitions and leasing properties. Prior to joining the Company, from 1990 to 1993, Mr. Valero served as President and Chief Executive Officer of Global Fund Investment, Inc., a real estate investment and management company. A licensed mortgage broker in Florida, Mr. Valero is a member of NAREIT and ICSC. Mr. Valero received a B.S.E. from Nova University in 1986.

         DAVID N. BOOKMAN has served as the Company's Chief Financial Officer, Vice President and Treasurer since July 1997. From December 1995 to July 1997, Mr. Bookman served as the Company's Controller. From 1987 to 1995, Mr. Bookman was a manager with Kenneth Leventhal & Co. Mr. Bookman has been a licensed certified public accountant in the States of New York and Florida since 1985. Mr. Bookman received his B.B.A. from Pace University in 1982.

         ALAN J. MARCUS will become Vice President, General Counsel and Secretary of the Company upon consummation of the Offering. Mr. Marcus has been a member of the Florida Bar since 1984 and has maintained private practice in Dade County, Florida since 1986. Mr. Marcus' practice has concentrated on real estate and corporate matters. He is also an adjunct professor at Florida International University. Mr. Marcus has represented Global Realty & Management, Inc., the property management subsidiary of the Company, since 1990 and the Company since 1993. Mr. Marcus received a B.S. from the University of Miami in 1978 and a J.D. and L.L.M. (Taxation) from the University of Miami in 1983 and 1984, respectively.

         NOAM BEN-OZER has been a director of this Company since 1996. Mr. Ben-Ozer obtained an M.B.A. from Harvard University in 1994, and has served as a consultant for Bain & Company since 1994. From 1993 to 1994 Mr. Ben-Ozer served as an outside consultant to Lemout & Hauspie Speech Products. Mr. Ben-Ozer is a certified public accountant in Israel.

         ELI MAKAVY has served as a director of the Company since 1996. Mr. Makavy currently serves as Chairman of the Board and Chief Executive of Danbar, as well as Chairman of the Board of Danbar Resources. Mr. Makavy also serves on the board of directors of Globe Reit and D.C.L. Technologies Ltd., an Israeli company whose securities are publicly traded on TASE.

         DR. SHAIY PILPEL has served as a director of the Company since 1996. Dr. Pilpel heads the trading operation at Wexford Management, an investment firm. From 1995 to 1996, Dr. Pilpel was a managing director of Canadian Imperial Bank of Commerce where he headed the Mortgage Arbitrage and Quantitative Strategies proprietary trading group, and prior thereto, a portfolio manager for Steinhardt Partners. Dr. Pilpel received a B.S. in mathematics and B.A. in philosophy from Tel Aviv University, a M.Sc. in mathematics from the Hebrew University in Jerusalem, a Ph.D. in Statistics from the University of California at Berkeley and a M.B.A. from Columbia University.

         DR. SHULAMIT ROZEN-KATZMAN has served as a director of the Company since 1992. Dr. Rozen-Katzman has been a board certified pediatrician since 1992, and currently is an attending physician at Jackson Memorial Hospital in Miami, Florida. Dr. Rozen-Katzman has served as a director of Gazit since 1991 and currently serves as its Vice Chairman. Dr. Rozen-Katzman is the wife of Chaim Katzman. Dr. Rozen-Katzman received her medical degree from Tel Aviv University School of Medicine.

         DAVID WULKAN has served as a director of the Company since 1996. Mr. Wulkan served as a member of the board of directors of Danbar Resources, Chairman of the Board of Danbar Technologies Ltd., an Israeli company whose securities are publicly traded on TASE, a board member and executive of Danbar, and a Board member of each of Globe Reit and Data Automatization Ltd, an Israeli publicly traded company whose securities are publicly traded on TASE. Mr. Wulkan holds a B.A. Degree in Economics & Accounting and an M.B.A. from Tel Aviv University. Mr. Wulkan is a certified public accountant in Israel.

         YUVAL YANAI has served as a director of the Company since 1996 and has been the Vice President, Finance and Chief Financial Officer of Elscint Ltd. (Israel) since August 1991. Previously, he was senior consultant and head of the economics department of Control Data Corporation (Israel), Tel Aviv. Mr. Yanai is Chairman of the Board of Elscint Espana S.A. (Spain) and Productos Medico Hospitalares Elscint Ltd. (Brazil). Mr. Yanai is a director of Elscint Inc.
(USA), Elscint France S.A. (France), Elscint GmbH (Germany) and Elgems Ltd. (Israel). Mr. Yanai holds a B.A. in accounting and economics from Tel Aviv University.

KEY EMPLOYEE

         RAFAEL EGUILIOR, 44, was recently hired to serve as the Company's head of development. Mr. Eguilior has served as the President of CCS Design Group, Inc., an architectural design firm in Miami, Florida since 1996. From 1994 to 1996, Mr. Eguilior was the principal architect in the design firm bearing his name. From 1992 to 1994, Mr. Eguilior was a principal architect with the Nichols Partnership, Inc., of Coral Gables, Florida. Mr. Eguilior has worked with the Company in connection with the construction and remodeling of West Lake, and has performed site plan analyses for the Company with respect to various properties. Mr. Eguilior has been a licensed architect and certified general contractor in the State of Florida since 1982 and 1987, respectively. Mr. Eguilior received a B.A. in Architecture from the University of Miami in 1979.

DIRECTORS' COMPENSATION

         The Company intends to pay its non-employee directors annual compensation of $___for their services. In addition, non-employee directors will receive a fee of $1,000 for each Board of Directors meeting or committee meeting attended in person, plus reimbursement for reasonable expenses incurred in attending the meetings. Non-employee directors will receive an additional fee of $250 for each telephonic meeting attended. Officers of the Company who are directors, and the two current directors who receive consulting fees, will not be paid any directors' fees. Non-employee directors will receive, upon initial election to the Board of Directors and annually thereafter, options to purchase 2,000 shares of Common Stock. These options will become exercisable over two years.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Board of Directors has maintained an Executive Committee and Audit and Review Committee since 1996. The Executive Committee is authorized to perform all functions which may be delegated by the Board of Directors, provided, however, that the Executive Committee can only act based on a unanimous vote and that the Executive Committee may only approve acquisitions of property similar to the Company's portfolio requiring an initial equity investment of up to $15.0 million and acquisitions of vacant land having an initial equity investment of up to $5.0 million in the aggregate. The Executive Committee is comprised of Chaim Katzman, Doron Valero and Eli Makavy. The Audit and Review Committee is comprised of Shaiy Pilpel, Noam Ben-Ozer and Yuval Yanai, each of whom is a non-employee director of the Company. The Audit and Review Committee's functions include recommending to the Board the engagement of the Company's independent certified public accountants, reviewing with such accountants the plan and results of their audit of the Company's financial statements and determining the independence of such accountants.

         In connection with the Offering, the Company has authorized the formation of a Compensation Committee, whose members include Messrs. Pilpel, Ben-Ozer and Yanai. The Compensation Committee will make recommendations with respect to compensation of officers and key employees, including the granting of options under the 1995 Plan.

EXECUTIVE COMPENSATION

         The following table sets forth the compensation paid by the Company, for services rendered during the year ended December 31, 1996, to the Company's Chief Executive Officer and to the Company's Executive Vice President and Chief Operating Officer (collectively, the "Named Officers"). No other employee of the Company received compensation equal to or exceeding $100,000 during such year.


                           SUMMARY COMPENSATION TABLE
                                                                                                    LONG TERM
                                                                                                   COMPENSATION
                                                                  ANNUAL COMPENSATION                 AWARDS
                                                     ---------------------------------------   -------------------
                                                                                 OTHER ANNUAL       SECURITIES
          NAME AND PRINCIPAL POSITION                SALARY          BONUS       COMPENSATION   UNDERLYING OPTIONS
          ---------------------------                ------          -----       ------------   ------------------
Chaim Katzman.................................
   Chairman  of  the  Board,  President,   Chief    $240,000             --          (1)            200,000(2)
   Executive Officer, Treasurer and Secretary
Doron Valero..................................      $180,000        $50,000          (1)            150,000(2)
   Vice President and Chief Operating Officer

-------------------------

(1) The aggregate amount of perquisites and other personal benefits provided to such Named Officer is less than 10% of the total annual salary and bonus of such officer.

(2)      Represents options granted under the 1995 Plan.

EMPLOYMENT AGREEMENTS

         The Company has entered into employment agreements with Chaim Katzman, Chairman of the Board, President and Chief Executive Officer of the Company, and Doron Valero, Executive Vice President and Chief Operating Officer, each of which expires on December 31, 2003 (the "Employment Agreements"). Each of the Employment Agreements is automatically renewable for an additional 7 year term unless either party gives written notice of an intent not to renew. Pursuant to the Employment Agreements, Messrs. Katzman and Valero receive annual base salaries of $240,000 and $180,000, respectively, which base salary is increased annually by the greater of 6% or the rate of increase of the CPI for the year immediately preceding each anniversary of the agreements. In addition, the Employment Agreements provide that Messrs. Katzman and Valero may receive a bonus as determined by the Company's Board of Directors, in its sole discretion. Pursuant to Mr. Katzman's Employment Agreement, Mr. Katzman is required to devote only so much of his time, attention, skill and efforts as shall be required for the faithful performance of his duties. In addition, Mr. Katzman is not required to reside and/or perform his duties within the United States. Pursuant to the Employment Agreements, in the event the executives are terminated by the Company without Cause (as defined in the Employment Agreements), the executives shall receive all base compensation due under the remaining term of such agreements. Mr. Katzman's Employment Agreement provides that upon termination without Cause (as defined) or upon the occurrence of a change in control, Mr. Katzman shall receive (i) all compensation due under the balance of the term of his employment agreement, (ii) a severance payment equal to two years of his current salary, (iii) vesting of all stock options granted to him, (iv) payment of legal fees and expenses incurred as a result of termination or change in control, and (v) a "put" option to tender all of his shares of stock in the Company at a specified price. If the "put" option is exercised, the Company must purchase all his shares of Common Stock at a price per share equal to (i) if the Common Stock is then listed and traded on a securities exchange, the average closing price over the forty-five trading days immediately preceding the date the stock is tendered or (ii) if the Common Stock is not then listed and traded on a securities exchange, the price per share used in a similar third party arms' length sale of Common Stock during the six-month period immediately preceding the tender. If the purchase price cannot be determined in accordance with (i) and (ii) above, the price per share shall be determined by an acceptable arbitrator in accordance with the rules of commercial arbitration, or in the event the parties cannot agree on an arbitrator, an arbitrator appointed by the American Arbitration Association.

         The executive officers each hold options to purchase Common Stock granted under the Company's 1995 Plan. The Employment Agreements provide that, to the extent not already exercisable, such options will become immediately exercisable if the executive's employment is terminated for any reason other than Cause or voluntary resignation. Each of the executives is prohibited from competing with the Company for the duration of their respective Employment Agreements and, if terminated for Cause or upon voluntary resignation, for a period of one year thereafter, without the prior written consent of the Company's Board of Directors. During the term of Mr. Katzman's Employment Agreement and thereafter, Mr. Katzman is authorized to engage in any other business or businesses not in competition with the Company in the United States, which may include non-commercial real estate acquisitions, development and management, provided that his involvement in such business does not adversely affect the performance of his duties under the Employment Agreement or detrimentally affect the Company's business and affairs. Mr. Katzman may engage in any business outside the United States, including the development of commercial real property. Mr. Katzman and companies affiliated with Mr. Katzman currently invest in commercial and retail properties in Canada and Israel.

         Pursuant to the terms of each of Messrs. Katzman's and Valero's Employment Agreements, such executives were granted registration rights with respect to the shares of Common Stock issuable to such executives under options granted pursuant to such employment agreements. Each of the executives has waived such registration rights in connection with the Offering. See "Certain Transactions".

STOCK OPTION PLAN

         In December, 1995, the Company adopted the 1995 Stock Option Plan (the "1995 Plan"), pursuant to which 1,000,000 shares of Common Stock are currently reserved for issuance upon exercise of options. The 1995 Plan is designed as a means to retain and motivate key employees, officers and directors. The Company's Compensation Committee, or in the absence thereof, the Board of Directors, administers and interprets the 1995 Plan and is authorized to grant options thereunder to all eligible employees of the Company, including executive officers and directors (whether or not they are employees) of the Company or affiliated companies. Options granted under the 1995 Plan are on such terms and at such prices as determined by the Compensation Committee, except that the per share exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant. Each option is exercisable after the period or periods specified in the option agreement but no option may be exercisable after the expiration of ten years from the date of grant except for reload options, as provided under the 1995 Plan. The 1995 Plan will terminate on December 31, 2006, unless sooner terminated by the Company's Board of Directors. Options granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of stock of the Company or its subsidiary must have an exercise price of at least 110% of the fair market value of the of the Common Stock on the date of grant, and a term of no more than five years. The 1995 Plan also authorizes the Company to make or guarantee loans to optionees to enable them to exercise their options. Such loans must (i) provide for recourse to the optionee, (ii) bear interest at a rate not less than the prime rate of interest, and (iii) be secured by the shares of Common Stock purchased. The Board of Directors has the authority to amend or terminate the 1995 Plan, provided that no such amendment may impair the rights of the holder of any outstanding option without the written consent of such holder, and provided further that certain amendments of the 1995 Plan are subject to shareholder approval. At the date of consummation of the Offering, options to purchase an aggregate of 614,000 shares of Common Stock will be outstanding under the 1995 Plan at an exercise price ranging from $8.25 to $12.375 per share, of which options to purchase 160,500 shares are currently exercisable, options to purchase 352,500 shares are exercisable on December 31, 1999 and options to purchase 101,000 shares are exercisable on December 31, 2000. The exercise price of all options granted under the 1995 Plan were determined by the Company's Board of Directors and were equal to the fair market value of the Common Stock as of the date of grant. At the date of consummation of the Offering, 386,000 shares of Common Stock will be available for future grants under the 1995 Plan.

         The following table sets forth certain information with respect to options granted under the 1995 Plan to the Named Officers for the year ended December 31, 1996, and represents all options granted by the Company to such Named Officers for the period. In accordance with rules of the Commission, the table also describes the hypothetical gains that would exist for the respective options based on assumed rates of annual compounded stock appreciation of 5% and 10% from the date of grant to the end of the option term. These hypothetical gains are based on assumed rates of appreciation and, therefore, the actual gains, if any, on stock option exercises are dependent on, among other things, the future performance of the Common Stock, overall stock market conditions, and the Named Officer's continued employment with the Company. As a result, the amounts reflected in this table may not necessarily be achieved.


                        OPTION GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS                            POTENTIAL REALIZABLE
                           ------------------------------------------------------------   --------------------------
                              NUMBER OF                                                        VALUE AT ASSUMED
                             SECURITIES     PERCENT OF                                          ANNUAL RATES OF
                             UNDERLYING        TOTAL                                       STOCK PRICE APPRECIATION
                               OPTIONS        OPTIONS                                           FOR OPTION TERM
                               GRANTED      GRANTED TO      EXERCISE      EXPIRATION    ------------------------------
            NAME                 (#)       EMPLOYEES IN       PRICE          DATE
                                            FISCAL YEAR      ($/SH)                         5%($)           10%
Chaim Katzman.............     200,000          44.4%        $12.375(1)    12/31/05     $1,364,537(2)    $3,360,920(2)
   Chairman of the Board,
   President and Chief
   Executive Officer

Doron Valero..............     150,000          33.3%        $12.375(1)    12/31/05     $1,023,390(2)    $2,520,690(2)
   Executive Vice
   President and Chief
   Operating Officer
-------------------------


(1) Pursuant to the terms of each of Mr. Katzman's and Mr. Valero's Employment Agreements, the option exercise price is subject to downward adjustment to the extent that dividends declared and paid by the Company in each year subsequent to 1995 exceed dividends declared and paid by the Company in the year ended December 31, 1995.

(2) Does not take into account the effect of the downward adjustment to the option exercise price described in note (1) above.

                              CERTAIN TRANSACTIONS

INVESTMENT AGREEMENT

         During 1996, the Company entered into an agreement with Globe Reit, an affiliate of the Company, pursuant to which Globe Reit, through its wholly owned subsidiary M.G.N., agreed to purchase an aggregate of 2.0 million shares of Common Stock for $24.75 million over a period of 30 months. As set forth in the agreement, the per share purchase price increases at an annual rate of 9.7% and decreases by amounts paid as dividends by the Company. The agreement also provided for the purchase by Globe Reit of 400,000 Series C Warrants for the purchase price of $1.76 million. Chaim Katzman, the Company's Chairman of the Board, President and Chief Executive Officer, and Eli Makavy and David Wulkan, directors of the Company, directly and indirectly share the power to control Globe Reit. See "Management--Directors and Executive Officers" and "Principal Stockholders". As of the date hereof, Globe Reit had purchased an aggregate of approximately 1,400,000 shares of Common Stock and is required to purchase the additional 580,288 shares of Common Stock by August 1998.

         The agreement further provides that each of the Company, Globe Reit, Dan Overseas and Gazit are also required to grant each other loans for amounts up to $3.0 million, which amounts must be repaid within six months. Interest on such loans shall be payable at the prevailing rate of interest at Bank Leumi le-Israel B.M. at such time. Certain of the shares of the stock of the Company owned by a borrower under such loan shall be pledged as collateral for the repayment of any loan under the agreement.

         During December 1995, the Company borrowed $2.2 million from Gazit, Globe Reit and Dan Overseas for the purposes of making distributions, which amount was repaid in full in June 1996. No loan amount is outstanding as of the date of the Offering. This borrowing arrangement will be terminated upon consummation of the Offering.

AGREEMENT AMONG STOCKHOLDERS

         Certain stockholders of the Company have entered into agreements to control the Company. Such stockholders directly and indirectly own and/or control an aggregate of 96.5% of the issued and outstanding Common Stock of the Company before giving effect to the Offering. The agreements provide that, in all matters affecting the Company (other than the election of directors) the parties to the agreements will vote all of their shares as they may agree, or if they cannot agree, will vote against any such proposal to which they cannot agree. With respect to the election of directors of the Company, the parties have granted an Irrevocable Proxy to Globe Reit, which is an affiliate of Mr. Katzman and of Messrs. Makavy and Wulkan, directors of the Company. Globe Reit has the power under the Irrevocable Proxy to vote all of the shares of Common Stock of the stockholders who are parties to the Irrevocable Proxy for the election of directors of the Company through May, 2001, with, effectively, one-half of the directors designated by each of Gazit and Danbar Resources, and if there is an additional director, such director shall be designated by agreement. Pursuant to this agreement, the parties to the agreement may be deemed a "group" within the meaning of Section 13(d) of the Exchange Act and may direct the business and affairs of the Company. See "Principal Stockholders" and "Certain Transactions".

ACQUISITION OF GLOBAL REALTY & MANAGEMENT, INC.

         In January 1994, the Company acquired all of the outstanding capital stock of Global Management from Doron Valero, the Company's Executive Vice President and Chief Operating Officer, in exchange for 144,000 shares of Common Stock and warrants to purchase an aggregate of 48,000 shares of Common Stock at an exercise price of $8.25 per share. Such warrants were exercised by Mr. Valero in December 1996.

LOANS TO EXECUTIVE OFFICERS

         In June 1996, the Company made a loan to Chaim Katzman, the Company's Chairman of the Board, President and Chief Executive Officer, in the principal amount of $1,128,750, bearing interest at an annual rate of 6.86%. The funds advanced to Mr. Katzman were used to exercise certain warrants to purchase an aggregate of 215,000 shares of Common Stock. Interest on the loan is payable annually beginning on January 5, 1997. This loan is secured by the shares of Common Stock acquired by Mr. Katzman through exercise of the warrants and matures on June 16, 2003, at which time the entire principal balance is due and payable. At June 30, 1997, $1,128,750 was outstanding under this loan.

         In December 1996, the Company made a loan to Doron Valero, the Company's Executive Vice President and Chief Operating Officer, in the principal amount of $396,000, bearing interest at an annual rate of 5.25%. The funds advanced to Mr. Valero were used to exercise certain warrants to purchase an aggregate of 48,000 shares of Common Stock. Interest on the loan is payable annually on January 5. The loan is secured by the shares of Common Stock acquired by Mr. Valero through exercise of the warrants and matures on June 16, 2003, at which time the entire principal balance is due and payable. At June 30, 1997, $396,000 was outstanding under this loan.

CONSULTING AGREEMENTS

         In January 1996, the Company entered into consulting agreements with each of Eli Makavy and David Wulkan, directors of the Company, pursuant to which Messrs. Makavy and Wulkan provide the Company with financial and other advice, assistance and support on an as-needed basis. In consideration for services rendered under the consulting agreements, Messrs. Makavy and Wulkan receive a quarterly consulting fee of $7,500, which amount is increased annually at the greater of 6.0% or the increase in the CPI. Pursuant to the consulting agreements, each of Messrs. Makavy and Wulkan are eligible to receive options under the 1995 Plan. As of June 30, 1997, the Company had paid an aggregate of $61,800 to each of Messrs. Makavy and Wulkan under such consulting agreements for the two year period ended December 31, 1997. In addition, each of Messrs. Makavy and Wulkan have received an aggregate of 50,000 options to purchase Common Stock at an exercise price of $12.375 per share. Pursuant to the terms of each of Mr. Wulkan's and Mr. Makavy's consulting agreements, the option price is subject to downward adjustment to the extent that dividends declared and paid by the Company in each year subsequent to 1995 exceed dividends declared and paid by the Company in the year ended December 31, 1995.

MANAGED PROPERTIES

         Several apartment properties in which Mr. Valero has an ownership interest or serves as an officer or director are managed by the Company. Each of these management agreements represents arms-length contractual agreements, and generate an average of $4,800 in management fees per year per property. Mr. Valero is an officer and director of several corporations which own certain apartment complexes managed by the Company. Mr. Valero receives no additional compensation in connection with these management agreements.

REGISTRATION RIGHTS

         Pursuant to the terms of each of Messrs. Katzman's and Valero's Employment Agreements, such executives were granted registration rights (collectively, "Registration Rights") with respect to the shares of Common Stock issuable to such executives under options granted pursuant to such employment agreements. Each of the executives has waived such Registration Rights in connection with the Offering.

         Pursuant to the terms of the Series C Warrants, the holders of the Series C Warrants were granted Registration Rights for the shares of Common Stock issuable upon the exercise of such warrants. The holders of the Series C Warrants have waived such Registration Rights in connection with the Offering.

         Pursuant to a registration rights agreement, the Company has granted both demand and piggyback Registration Rights to each of Chaim Katzman, Gazit
(1995), Dan Overseas, Globe Reit, Eli Makavy, Doron Valero and David Wulkan with respect to the shares of Common Stock purchased by them (the "Registration Rights Agreement"). Each of the parties to the Registration Rights Agreement has waived its registration rights in connection with the Offering.

USE AGREEMENT

         In 1994 and 1995, the Company paid Gazit a user fee of $172,000 and $150,000, respectively, for the use of Gazit's facilities and equipment for the conduct of the Company's business affairs, as well as for Mr. Katzman's services to the Company.

SERVICE AGREEMENT

         On January 1, 1996, the Company and Gazit have entered into an agreement whereby Chaim Katzman, or any employee of Gazit or its affiliates, may use the Company's facilities, equipment, supplies and personnel to conduct Gazit's and Mr. Katzman's business affairs for a quarterly user fee of $2,500.

OTHER

         The Company paid legal fees in the approximate amount of $88,529, $95,160 and $84,340 during the years ended December 31, 1994, 1995, and 1996, respectively, to the Law Office of Alan J. Marcus. Mr. Marcus will become General Counsel and Secretary of the Company following consummation of the Offering.

                   POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

         The following is a discussion of certain investment, financing, conflicts of interest, redevelopment and development and other policies of the Company. These policies have been determined by the Company's Board of Directors and generally may be amended or revised from time to time by the Board of Directors without a vote of the stockholders.

INVESTMENT POLICIES

         INVESTMENTS IN REAL ESTATE. The Company's investment objective is to maximize total return to stockholders by increasing cash flow per share and maximizing the value of its properties primarily through the acquisition, development, renovation and management of Supermarket Centers. See "Business--Business and Growth Strategies".

         Although the Company intends to principally acquire or develop Supermarket Centers, it may develop other types of properties such as office buildings or multifamily residential projects. In addition, although the Company presently intends to acquire and develop properties in various locations in the Southeast with demographic characteristics similar to its present markets, its future acquisitions and development activities may not be limited to any geographic area. There is also no limit on the percentage of the Company's assets which may be invested in one property.

         Pending disbursements for investment as described herein, the Company may invest its funds in deposits at commercial banks, money market accounts, certificates of deposit, government securities or other liquid investments (including GNMA, FNMA, FHLMC mortgage-backed securities and capital stock of publicly traded REITs) as the Board of Directors deems appropriate. The Company intends to make investments in such a way that it will continue to qualify as a REIT and not be treated as an investment company under the Investment Company Act of 1940.

         While to date the Company has emphasized equity real estate investments, it may, in its discretion, invest in mortgages and other real estate and related interests. Subject to the percentage ownership limitations and gross income tests necessary for REIT qualification, the Company also may invest in securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. As of June 30, 1997, the Company held approximately 1% of the outstanding capital stock of Sizeler Property Investors Inc., a publicly held REIT. See "Federal Income Tax Considerations--Taxation of the Company". The Company may acquire all or substantially all of the securities or assets of other REITs or similar entities where such investments would be consistent with the Company's investment policies.

         INVESTMENTS IN REAL ESTATE THROUGH OTHER ENTITIES. The Company also may participate with other entities in property ownership, through joint ventures or other types of co-ownership. Although the Company would likely seek to acquire the controlling interest in such entities, it is not required to do so. To date, the Company has not participated in property ownership with other entities. The Company will not enter into a joint venture or partnership to make an investment that would not otherwise meet its investment policies.

FINANCING POLICIES

         The Company intends to finance future acquisitions with the most advantageous sources of capital available at the time, which may include additional equity offerings, debt financing, retention of cash flow subject to provisions in the Code or a combination of these methods.

         The Company's policy is to maintain a ratio of total indebtedness to total market capitalization of approximately 50.0% or less. Upon completion of the Offering, assuming an initial offering price of $14.75, and use of the net proceeds contemplated thereby, the ratio of the Company's total indebtedness to total market capitalization will be approximately 25.0%. Such policy may be altered without the consent of the Company's stockholders. The Company may, from time to time re-evaluate its borrowing policies in light of then current economic conditions, relative costs of debt and equity capital, the market value of its properties, growth and acquisition opportunities and other factors. Because there is no limit on the Company's ratio of debt-to-total market capitalization, the Company may modify its borrowing policy and may increase or decrease its ratio of debt-to-total market capitalization as, when and if the Company deems it appropriate. Borrowings may be unsecured or may be secured by any or all of the Existing Properties or additional properties and may have full or limited recourse to all or any assets of the Company and may contain cross-default or cross-collateralization provisions.

         The Company may acquire properties subject to seller financing, existing loans secured by mortgages, deeds of trust or similar liens. The Company does not have a policy limiting the number or amount of mortgages that may be placed on any particular property, but mortgage financing instruments usually limit additional liens on such properties.

         The Company may incur indebtedness for purposes other than the acquisition or development of properties when it deems it advisable to do so. For example, the Company may borrow for working capital purposes or to make capital improvements. In addition, the Company may borrow to meet the REIT taxable income distribution requirements under the Code if the Company has taxable income without receipt of cash sufficient to meet these distribution requirements. The Company's financing strategy may be reviewed from time to time and changed by the Board of Directors without a vote of the stockholders.

CONFLICTS OF INTEREST POLICIES

         The Company has adopted certain policies designed to reduce potential conflicts of interest. In general, the Company will not engage in any transaction with any director, officer or affiliate thereof involving the purchase or sale of property unless such transaction is approved by a majority vote (or in certain cases by a unanimous vote) of the disinterested directors (including a majority of independent directors) as being fair, competitive, and commercially reasonable and no less favorable to the Company than similar transactions between unaffiliated parties under the same circumstances.

         Chaim Katzman, the Company's Chairman of the Board, President and Chief Executive Officer, and Doron Valero, the Company's Executive Vice President and Chief Operating Officer, are subject to certain conflict of interest restrictions as set forth in their employment agreements with the Company. See "Management--Employment Agreements". Each of Messrs. Katzman and Valero are involved in other business activities, including real estate activities. Certain of the Company's independent directors generally may engage in real estate transactions which may be of the type conducted by the Company, but it is not anticipated that such transactions will have any material effect upon the Company's operations.

REDEVELOPMENT AND DEVELOPMENT POLICIES

         The Company may invest in properties under development or vacant land upon which development will occur and may redevelop existing properties. See "Business-Business and Growth Strategies". Although historically the Company has not commenced the construction in any redevelopment or development projects without obtaining a commitment from an Anchor Tenant, it is not obligated to do so.

POLICIES WITH RESPECT TO OTHER ACTIVITIES

         The Company has authority to offer shares of Common Stock and preferred stock or other securities and to repurchase or otherwise reacquire its shares of Common Stock and preferred stock or any other securities and may engage in such activities in the future.

         The Company has no outstanding loans to other entities or persons, including its officers and directors, except for outstanding loans to Chaim Katzman and Doron Valero in connection with their acquisition of Common Stock. The Company may in the future make loans to other persons with the approval of the independent directors.

         The Company intends to furnish its stockholders with annual reports containing audited financial statements which have been certified by its independent public accountants, and quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

         The Company's policies with respect to all of the above activities may be reviewed and modified from time to time by the Company's Board of Directors without a vote of the stockholders.

                             PRINCIPAL STOCKHOLDERS


           Certain stockholders of the Company have entered into agreements to control the Company. In particular, pursuant to an Investment Contract, dated as of May 21, 1996, among Dan Overseas, Gazit (1995), as successor-in-interest to Gazit Holdings Inc., Globe Reit and the Company (the "Investment Contract"), and a Shareholders Agreement, dated May 21, 1996, between Gazit and Danbar Resources (the "Shareholders Agreement," and together with the Investment Contract shall be referred to collectively as the "Control Agreements"), Globe Reit has been granted an Irrevocable Proxy to vote all the shares of Common Stock owned by the stockholders who are parties to the Control Agreements (collectively, the "Affiliated Group") for the election of directors of the Company through May 2001, with , effectively, one-half of the directors designated by each of Gazit and Danbar Resources, and if there is an additional director, such director shall be designated by agreement. Chaim Katzman, the Company's Chairman of the Board, President and Chief Executive Officer, has agreed that his shares of Common Stock would be bound by the terms of the Control Agreements and the Irrevocable Proxy. With respect to all other matters, the Control Agreements provide that the parties to the Affiliated Group will vote all of their shares as they may agree, or if they cannot agree, will vote against any such proposal.

         Pursuant to the Control Agreements, the Affiliated Group may be deemed to beneficially own, for purposes of the Exchange Act, all shares of Common Stock beneficially owned by any member of the Affiliated Group (including shares of Common Stock which may be acquired within 60 days upon the exercise of options or warrants or pursuant to contract) or 8,623,959 shares of Common Stock at June 30, 1997, constituting 97.2% of the outstanding Common Stock at June 30, 1997 (63.6% following consummation of the Offering). The table set forth below does not give effect to such beneficial ownership by any member of the Affiliated Group.

         By virtue of his offices, direct and indirect share ownership and voting arrangement regarding Gazit, Mr. Katzman may be deemed to control Gazit (and Gazit to control Globe Reit and the Company). Each of Messrs. Makavy and Wulkan by virtue of his office and direct and indirect share ownership of Danbar may be deemed to control Danbar (and Danbar to control Danbar Resources, Globe Reit and the Company). As a result, Mr. Katzman may be deemed to beneficially own the Common Stock owned by Gazit (1995) and Globe Reit, and each of Messrs. Makavy and Wulkan to beneficially own the Common Stock owned by Dan Overseas and Globe Reit. The table set forth below does not give effect to such beneficial ownership of each of Gazit and Danbar Resources of Globe Reit.

         Subject to the foregoing, the following table sets forth certain information concerning the beneficial ownership of the Common Stock as of June 30, 1997, and as adjusted to reflect the sale of 4,700,000 shares of Common Stock by the Company by (i) each person known by the Company to be the beneficial owner of more than 5.0% of the outstanding Common Stock, (ii) each director of the Company, (iii) each of the Named Officers and (iv) all executive officers and directors of the Company as a group.


                                                                                        PERCENTAGE OF
                                                                                   OUTSTANDING SHARES OWNED
                                                                                   ------------------------
                                                                                    BEFORE          AFTER
      NAME AND ADDRESS OF BENEFICIAL OWNER(1)          BENEFICIAL OWNERSHIP        OFFERING        OFFERING
      ---------------------------------------          --------------------        --------        --------
Affiliated Group(2)............................              8,623,959                97.2%           63.6%
Globe Reit Investments, Ltd.(3)................              3,460,001                47.4%           28.8%
Gazit (1995), Inc.(4)..........................              3,072,592                41.2%           25.3%
Dan Overseas, Ltd.(5)..........................              1,663,032                23.1%           14.0%
M.G.N. (USA), Inc.(6)..........................              1,819,712                24.9%           15.2%
Chaim Katzman(7)...............................              3,475,926                46.0%           28.3%
Doron Valero(8)................................                307,500                 4.4%            2.6%
Eli Makavy(9)..................................              1,675,532                23.2%           14.1%
David Wulkan(10)...............................              1,675,532                23.2%           14.1%
Shaiy Pilpel...................................                     --                  --              --
Yuval Yanai....................................                     --                  --              --
Shulamit Katzman(11)...........................                     --                  --              --
Noam Ben Ozer..................................                     --                  --              --
All  executive  officers and  directors of the
  Company as a group (8 persons) (12)..........              5,471,458                69.4%           43.5%
-------------------------

(1) A person is deemed to be the beneficial owner of securities that can be acquired by such persons within 60 days from the date of this Prospectus upon the exercise of options and warrants or purchasable pursuant to an executory contract to acquire Common Stock. Each beneficial owner's percentage ownership is determined by assuming that options and warrants and shars purchasable under an executory contract that are held by such person (but not those held by any other person) and that are exercisable or purchasable within 60 days from the date of this Prospectus have been exercised or purchased. For purposes of this table, a beneficial owner of securities includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares (i) voting power which includes the power to vote, or direct the voting of, such security and/or (ii) investment power which includes the power to dispose, or to direct the disposition of, such security.

(2)      See Notes (3), (4), (5), (6), (7), (9) and (10) below.

(3) Includes (i) 580,288 shares of Common Stock purchasable under an executory agreement to purchase Common Stock, (ii) 1,420,953 shares of Common Stock beneficially owned by M.G.N. and (iii) 398,760 shares of Common Stock issuable upon the exercise of presently exercisable warrants to purchase Common Stock owned by M.G.N. Does not give effect to the Control Agreements.

(4) Includes 542,136 shares of Common Stock issuable upon the exercise of presently exercisable warrants to purchase Common Stock. Does not give effect to the Control Agreements.

(5) Includes 293,430 shares of Common Stock issuable upon the exercise of presently exercisable warrants to purchase Common Stock. Does not give effect to the Control Agreements.

(6) Includes 398,760 shares of Common Stock issuable upon the exercise of presently exercisable warrants to purchase Common Stock. Does not give effect to the Control Agreements.

(7) Includes (i) 2,530,456 shares of Common Stock beneficially owned by Gazit (1995) which Mr. Katzman may be deemed to control, (ii) 542,136 shares of Common Stock issuable upon the exercise of presently exercisable warrants to purchase Common Stock owned by Gazit (1995),
         (iii) 50,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Katzman under the 1995 Plan, which options are currently exercisable and (iv) 62,344 shares of Common Stock issuable to Mr. Katzman as custodian for his minor children upon the exercise of presently exercisable warrants to purchase Common Stock. Does not include 150,000 shares of Common Stock issuable upon exercise of options granted to Mr. Katzman under the 1995 Plan, which options are not currently exercisable. Does not give effect to the Control Agreements.

(8) Includes (i) 67,500 shares of Common Stock issuable upon the exercise of options granted to Mr. Valero under the 1995 Plan, which options are currently exercisable and (ii) 48,000 shares of Common Stock issuable upon the exercise of presently exercisable warrants to purchase Common Stock. Does not include 112,500 shares of Common Stock issuable upon the exercise of options granted to Mr. Valero under the 1995 Plan, which options are not currently exercisable.

(9) Includes (i) 1,369,602 shares of Common Stock beneficially owned by Dan Overseas which Mr. Makavy may be deemed to control, (ii) 293,430 shares of Common Stock issuable upon the exercise of presently exercisable warrants to purchase Common Stock owned by Dan Overseas and (iii) 12,500 shares of Common Stock issuable upon the exercise of options granted to Mr. Makavy under the 1995 Plan, which options are currently exercisable. Does not include 37,500 shares of Common Stock issuable upon the exercise of options granted to Mr. Makavy under the 1995 Plan, which options are not currently exercisable. Does not give effect to the Control Agreements.

(10) Includes (i) 1,369,602 shares of Common Stock beneficially owned by Dan Overseas which Mr. Wulkan may be deemed control, (ii) 293,430 shares of Common Stock issuable upon presently exercisable warrants to purchase Common Stock owned by Dan Overseas and (iii) 12,500 shares of Common Stock issuable upon the exercise of options granted to Mr. Wulkan under the 1995 Plan, which options are currently exercisable. Does not include 37,500 shares of Common Stock issuable upon the exercise of options to granted to Mr. Wulkan under the 1995 Plan, which options are not currently exercisable. Does not give effect to the Control Agreements.

(11) Shulamit Rozen-Katzman is the wife of Chaim Katzman, the Company's Chairman of the Board, President and Chief Executive Officer. Does not include shares of Common Stock owned by Chaim Katzman. See Note (7) above.

(12)     See footnotes (7)-(10) above.

                          DESCRIPTION OF CAPITAL STOCK

         The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, $1.00 par value, and 5,000,000 shares of preferred stock, $1.00 par value. As of June 30, 1997, 6,908,130 shares of Common Stock and no shares of preferred stock were issued and outstanding. Under Maryland law, stockholders generally are not liable for the corporation's debts or obligations. The following summary of the terms of the capital stock of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and to the Company's Charter and the Company's Bylaws.

COMMON STOCK

         Each outstanding share of Common Stock will entitle the holder to one vote on all matters presented to stockholders for a vote, including the election of directors, and, except as otherwise required by law and except as provided in any resolution adopted by the Board of Directors with respect to any other class or series of stock establishing the designation, powers, preferences and relative, participating, optional or other special rights and powers of such series, the holders of such shares will possess the exclusive voting power, subject to the provisions of the Company's Charter regarding the ownership of shares of Common Stock in excess of the Aggregate Stock Ownership Limit, or such other limit as provided in the Company's Charter or as otherwise permitted by the Board of Directors described below. Holders of shares of Common Stock will have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company or cumulative voting rights in the election of directors. All shares of Common Stock to be issued and outstanding following the consummation of the Offering will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Subject to the preferential rights of any other shares or series of stock and to the provisions of the Charter regarding ownership of shares of Common Stock in excess of the Aggregate Stock Ownership Limit, or such other limit as provided by the Company's Charter or as otherwise permitted by the Board of Directors described below, distributions may be paid to the holders of shares of Common Stock if and when authorized and declared by the Board of Directors of the Company out of funds legally available therefor. The Company intends to make quarterly distributions, beginning with distributions for the portion of the quarter from the consummation of the Offering through December 31, 1997. See "Distribution Policy".

         If the Company is liquidated, subject to the right of any holders of Preferred Stock to receive preferential distributions, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company.

         Subject to the provisions of the Charter regarding the ownership of shares of Common Stock in excess of the Aggregate Stock Ownership Limit, or such other limit as provided in the Company's Charter or as otherwise permitted by the Board of Directors described below, all shares of Common Stock will have equal distribution, liquidation and voting rights, and will have no preferences or exchange rights. See "-Restrictions on Ownership and Transfer of Common Stock".

         Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside of the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but no less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's Charter. The phrase "substantially all of the assets" is not defined in the MGCL and is, therefore, subject to interpretation by courts applying Maryland law in the context of the facts and circumstances of any particular case. The Charter of the Company provides that such actions need be approved by stockholders holding at least two-thirds of the shares entitled to vote on the matter.

         The Charter authorizes the Board of Directors to reclassify any unissued shares of Common Stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

PREFERRED STOCK

         The Charter authorizes the Board of Directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series, as authorized by the Board of Directors. Prior to issuance of shares of each series, the Board is required by the MGCL and the Charter to set, subject to the provisions of the Charter regarding the restrictions on transfer of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a premium price for holders of Common Stock or otherwise be in their best interest. As of the date hereof, no shares of preferred stock are outstanding and the Company has no present plans to issue any preferred stock.

WARRANTS

         As of June 30, 1997, Series C Warrants to purchase an aggregate of 1,306,124 shares of Common Stock at an exercise price of $8.25 per share were issued and outstanding. These warrants are freely transferable and are exercisable by the holders thereof through the close of business on December 31, 1999. Series C Warrants to purchase 1,296,670 shares of Common Stock have been issued to Gazit (1995), Dan Overseas, M.G.N. and Chaim Katzman, as custodian for his minor children. The Series C Warrants provide for certain registration rights which have been waived by each of the holders of the outstanding Series C Warrants in connection with the Offering.

RESTRICTIONS ON OWNERSHIP AND TRANSFER OF COMMON STOCK

         For the Company to qualify as a REIT under the Code, not more than 50.0% in value of the issued and outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year and the capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). In addition, rent from Related Party Tenants (as defined below under "Federal Income Tax Considerations Taxation of the Company-Income Tests") is not qualifying income for purposes of the gross income tests of the Code. See "Federal Income Tax Considerations-Taxation of the Company-Requirements for Qualification".

         Because the Board of Directors believes it is essential for the Company to qualify as a REIT, the Board of Directors has adopted provisions in the Company's Charter restricting the acquisition and ownership of shares of the Company's capital stock. Subject to certain exceptions specified in the Company's Charter, no holder may own, either actually or constructively under the applicable attribution rules of the Code, more than the Aggregate Stock Ownership Limit or more than the Common Stock Ownership Limit.

         If, as a result of a purported acquisition (actual or constructive) of capital stock, any person (a "Prohibited Transferee") would acquire, either actually or constructively under the applicable attribution rules of the Code, shares of capital stock in excess of an applicable ownership restriction, such shares will be automatically transferred to a trust for the benefit of a charitable beneficiary, and the Prohibited Transferee shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the purported acquisition by the Prohibited Transferee. The Prohibited Transferee shall not benefit economically from ownership of any shares of stock held in trust, shall have no rights to dividends and shall not possess any rights to vote or other rights attributable to the shares of stock held in trust. While such stock is held in trust, the trustee shall have all voting rights with respect to the shares, and all dividends or distributions paid on such stock will be paid to the trustee of the trust for the benefit of the charitable beneficiary (any dividend or distribution paid on shares of capital stock prior to the discovery by the Company that such shares have been automatically transferred to the trust shall, upon demand, be paid over to the trustee for the benefit of the charitable beneficiary). The Prohibited Transferee shall have no voting rights with respect to shares of stock held in the trust and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trust, the trustee shall have the authority (at the trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Transferee prior to the discovery by the Company that such shares have been transferred to the Trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if the Company has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust is required to sell the shares held in the trust to a person designated by the trustee who may own such shares without violating the ownership restrictions (a "Permitted Holder"). Upon such sale, the interest of the charitable beneficiary in the shares sold shall terminate and the price paid for the shares by the Permitted Holder shall be distributed to the Prohibited Transferee to the extent of the lesser of (i) the price paid by the Prohibited Transferee for the shares or, in the case of a transfer of shares to a trust resulting from an event other than an actual acquisition of shares by a Prohibited Transferee, the fair market value, on the date of transfer to the trust, of the shares so transferred or (ii) the fair market value of the shares on the date of transfer by the trustee to the Permitted Holder. Any proceeds in excess of this amount shall be paid to the charitable beneficiary. If, prior to the discovery by the Company that shares of stock have been transferred to the trust, such shares are sold by a Prohibited Transferee, then (i) such shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the Prohibited Transferee received an amount for such shares that exceeds the amount that such Prohibited Transferee was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the Trustee upon demand.

         Shares of capital stock transferred to a trustee shall be deemed to be offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in case of a devise or gift, the fair market value on the date of such devise or gift) or (ii) the fair market value on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the Trustee has sold the shares of stock held in the Trust. Upon such a sale to the Company, the interest of the charitable beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Transferee.

         If shares of capital stock which would cause the Company to be beneficially owned by less than 100 persons are issued or transferred to any person, such issuance or transfer shall be null and void to the intended transferee, and the intended transferee would acquire no rights to such stock.

         In addition to any of the foregoing ownership limits, the Company's Charter provides that no holder may own, either actually or constructively under the applicable attribution rules of the Code, any shares of any class of the Company's capital stock if such ownership or acquisition (i) would cause more than 50.0% in value of the Company's outstanding capital stock to be owned, either actually or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities), (ii) would result in the Company's capital stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution), or (iii) would otherwise result in the Company failing to qualify as a REIT. Acquisition or ownership (actual or constructive) of the Company's capital stock in violation of these restrictions will result in automatic transfer of such stock to a trust for the benefit of a charitable beneficiary, automatic repurchase of the violative shares by the Company, or the violative transfer will be deemed void AB INITIO, as described above.

         The Board of Directors may, but in no event will be required to, exempt a stockholder from the Aggregate Stock Ownership Limit and the Common Stock Ownership Limit, as the case may be, if it determines that such ownership will not jeopardize the Company's status as a REIT and the Board of Directors otherwise decides such action would be in the best interests of the Company. As a condition to such waiver, the Board of Directors may require an opinion of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving the REIT status of the Company. The Company has exempted Gazit (1995), Globe Reit, Dan Overseas and M.G.N. from the Common Stock Ownership Limit and the Aggregate Stock Ownership Limit.

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         If the Board of Directors shall at any time determine in good faith that a person intends to acquire or own, has attempted to acquire or own, or may acquire or own capital stock of the Company in violation of the above described limits, the Board of Directors shall take such action as it deems advisable to refuse to give effect or to prevent such ownership or acquisition, including but not limited to causing the Company to repurchase stock, refusing to give effect to such ownership or acquisition on the books of the Company, or instituting proceedings to enjoin such ownership or acquisition.

         The constructive ownership rules are complex and may cause Common Stock owned actually or constructively by a group of related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 5% of the outstanding Common Stock by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own Common Stock in excess of the limits described above, and thus subject such stock to the Common Stock Ownership Limit, or the Aggregate Stock Ownership Limit.

         All certificates representing shares of the Company's capital stock bear a legend referring to the restrictions described above.

         All persons who own more than 5.0% (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of all classes or series of the Company's stock, including the Company's Common Stock, must file annually with the Company a report containing information regarding their ownership of such shares, as set forth in the Treasury Regulations. Each such owner shall provide to the Company such additional information as the Company may request in order to determine the effect, if any, of such beneficial ownership or the Company's status as a REIT and to ensure compliance with the Aggregate Stock Ownership Limit. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the actual and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

         These ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of shares of Common Stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF MARYLAND LAW, AND THE COMPANY'S CHARTER AND BYLAWS

         The following paragraphs summarize certain provisions of the MGCL and the Company's Charter and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to the Company's Charter and Bylaws, copies of which have been filed as exhibits to the registration statement of which this Prospectus is a part. See "Additional Information".

PROVISIONS OF MARYLAND LAW; CHARTER PROVISIONS

         Certain provisions of the MGCL and of the Company's Charter and Bylaws may have the effect of discouraging or preventing a change in control of the Company or the removal of existing management and, as a result, may prevent the stockholders of the Company from receiving a substantial premium for their shares over then-current market prices.

         BUSINESS COMBINATIONS. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such

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business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. Each of Globe Reit, Gazit (1995), M.G.N. and Dan Overseas beneficially own more than 10.0% of the Company's voting shares and would, therefore, be subject to the business combination provision of the MGCL.

         CONTROL SHARE ACQUISITIONS. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares subject to certain restrictions.

         The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of a corporation. The Bylaws of the Company contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company's shares of Common Stock. Such provision of the Bylaws may be amended without stockholder approval. There can be no assurance that such provision will not be amended or eliminated at any time in the future. As a result of the Company's decision to opt out of the "control share acquisition" provisions of the MGCL, stockholders who acquire a substantial block of Common Stock are not precluded from exercising full voting rights with respect to their shares on all matters without first obtaining the approval of other stockholders entitled to vote. This may have the effect of making it easier for any such control share stockholder to effect a business combination with the Company. However, no assurance can be given that any such business combination would be consummated or, if consummated, would result in a purchase of shares of Common Stock from any stockholder at a premium.

         A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

         If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights previously have been approved) for fair value determined, without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

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


         In addition, certain provisions of the Company's Charter and Bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

         CLASSIFICATION OF THE BOARD OF DIRECTORS. The Company's Charter provides that the number of directors of the Company may be established by the Bylaws but may not be fewer than the minimum number required by the MGCL (under which most circumstances is three directors). Any vacancy may be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors. Pursuant to the Charter, the Company's Board of Directors are divided into three classes. As the term of each class expires, the directors in that class will be elected for a term of three years. The affirmative vote of a majority of the votes represented at a meeting of stockholders duly called shall be required to elect a director. The Company believes that the classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors. Holders of Common Stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of shares of Common Stock will be able to elect all of the successors of the class of directors whose terms expire at that meeting.

         The classified director provision could have the effect of making the replacement of incumbent directors more time consuming and difficult, and could discourage a third-party from making a tender officer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At least until the annual meeting at which the three Class C directors are to be elected, may a change in the majority of the Board of Directors be effected. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions.

         REMOVAL OF DIRECTORS. The Charter provides that a director or the entire Board of Directors may be removed only for Cause (as defined in the Charter) and by the affirmative vote of at least 66-2/3% of the votes entitled to be cast in the election of directors. This provision, when coupled with the provision in the Charter authorizing the Board of Directors to fill vacant directorships, precludes stockholders from removing incumbent directors except for Cause and filling the vacancies created by such removal with their own nominees.

         SPECIAL MEETINGS. The Bylaws provide that special meetings of stockholders may be called only by the President, Chief Executive Officer, or Chairman of the Board of Directors or upon the written demand of the holders of not less than 50.0% of the votes entitled to be cast at a special meeting.

         AUTHORIZED BUT UNISSUED SHARES. The authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval. If issued, these additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued Common Stock and preferred stock may enable the Board of Directors to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.

         SUPERMAJORITY PROVISIONS. The affirmative vote of 66-2/3% of the votes represented at a meeting of stockholders duly called and at which a quorum is present is required to, among other things, amend the Charter or Bylaws. Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside of the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but no less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's Charter.


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


ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

         The Bylaws of the Company provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to the Company's notice of the meeting, (ii) by the Board of Directors or (iii) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws and
(b) with respect to special meetings of stockholders, only the business specified in the Company's notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to the Board of Directors may be made only (i) pursuant to the Company's notice of the meeting,
(ii) by the Board of Directors or (iii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

INDEMNIFICATION AGREEMENTS

         The Company has entered into indemnification agreements with each member of the Board of Directors (each, an "Indemnified Director"). The indemnification agreements require, among other things, that the Company indemnify to the fullest extent permitted by law and advance to the Indemnified Director all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under the indemnification agreements, the Company must also indemnify and advance all expenses incurred by an Indemnified Director seeking to enforce his rights under the indemnification agreements and may cover executive officers and directors under the Company's directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by law, it provides greater assurance to directors and executive officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or the stockholders to eliminate the rights it provides.

         The Bylaws of the Company obligate the Company to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The Charter and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

         The MGCL requires a corporation (unless its Charter provides otherwise, which the Company's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL requires the Company, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the Bylaws and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The

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


termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar of the Common Stock will be American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALES

         Upon consummation of the Offering, the Company will have 11,608,130 shares of Common Stock outstanding (12,313,130 shares if the over-allotment option is exercised in full). Of those shares, the 4,700,000 shares sold in the Offering (5,405,000 shares if the over-allotment option is exercised in full) will be freely transferable without restriction or registration under the Act, unless purchased by persons deemed to be "affiliates" of the Company (as that term is defined under the Act). The remaining 6,908,130 shares of Common Stock to be outstanding immediately following the Offering ("restricted shares") may only be sold in the public market if such shares are registered under the Act or sold in accordance with Rule 144 promulgated under the Act.

         In general, under Rule 144 a person (or persons whose shares are aggregated) including an affiliate, who has beneficially owned his shares for one year, may sell in the open market within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 116,081 shares immediately after the Offering, 123,131 if the over-allotment option is exercised in full) or (ii) the average weekly trading volume in the Common Stock in the over-the-counter market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain limitations on the manner of sale, notice requirements and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is deemed not to have been an "affiliate" of the Company at any time during the 90 days preceding a sale by such person and who has beneficially owned his shares for at least two years, may sell such shares in the public market under Rule 144(k) without regard to the volume limitations, manner of sale provisions, notice requirements or availability of current information referred to above. Restricted shares properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Act, unless thereafter held by an "affiliate" of the Company.

         The holders of substantially all of the outstanding Common Stock have agreed not to sell any shares of Common Stock for 180 days from the date of this Prospectus without the prior written consent of Credit Suisse First Boston. See "Underwriting". Following such 180-day period, approximately 5,300,000 shares held by current stockholders will be available for sale under Rule 144 of the Act. Additionally, shares of Common Stock have been reserved for issuance under the Company's 1995 Plan, under which options to purchase 614,000 shares of Common Stock are issued and outstanding. The Company intends to register under the Act all 1,000,000 eligible shares issued or reserved for issuance under the 1995 Plan. See "Management--Stock Option Plan". Shares covered by such registration will, when issued, be eligible for resale in the public market, subject to Rule 144 limitations applicable to affiliates. Pursuant to certain registration rights agreements among the Company and certain current stockholders, the Company has granted various registration rights to such stockholders who have waived such rights with respect to the Offering. See "Certain Transactions".

         Prior to the Offering, there has been no trading market for the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares pursuant to Rule 144 or otherwise will have on the market price prevailing from time to time. Sales of substantial amounts of the Common Stock in the public market following the Offering could adversely affect the then prevailing market price.

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                        FEDERAL INCOME TAX CONSIDERATIONS

         The following summary of material federal income tax considerations regarding the Company and the Common Stock being registered by the Company is based on current law. The information set forth below, to the extent that it constitutes matters of law, summaries of legal matters or legal conclusions, is the opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., tax counsel to the Company, as to the material federal income tax considerations relevant to purchasers of the Common Stock. This discussion does not purport to deal with all aspects of taxation that may be relevant to a particular stockholder in light of his or her personal investment or tax circumstances, or to certain types of stockholders subject to special treatment under the federal income tax laws (including insurance companies, financial institutions, broker-dealers, tax-exempt organizations, foreign corporations or persons who are not citizens or residents of the United States, except to the extent discussed under the headings "Taxation of Tax-Exempt Stockholders" and "Taxation of Non-U.S. Stockholders").

         EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISER REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF A SHARE OF COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE AND POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

GENERAL

         The Company has elected to be taxed as a REIT under sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1995. The Company believes that it has been organized and has operated in a manner that qualifies it to be taxed under the code as a REIT commencing with that taxable year. The Company intends to continue to operate in that manner. No assurance, however, can be given that the manner in which the Company has operated or will operate qualified or will qualify the Company to be taxed as a REIT.

         The sections of the Code that govern the federal income tax treatment of a REIT and its stockholders are highly technical and complex. The following discussion sets forth the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions, the rules and regulations promulgated thereunder, and the administrative and judicial interpretations thereof.

         In the opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., commencing with the Company's taxable year ending December 31, 1995, the Company has been organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation has enabled and will enable the Company to meet the requirements for continued qualification and taxation under the Code as a REIT. It must be emphasized that this opinion is based on various factual assumptions relating to the organization and operation of the Company and is conditioned upon certain representations as to factual matters made by the Company. In addition, this opinion is based upon the factual representations of the Company concerning its business and properties as set forth in this Prospectus and assumes that actions described in this Prospectus have been completed as described. Moreover, qualification and taxation as a REIT depend upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed by the Code, discussed below, the results of which have not been and will not be reviewed by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy those requirements. Further, the anticipated income tax treatment described in this Prospectus could be changed, perhaps retroactively, by legislative or administrative action at any time. See "-Failure to Qualify".

         If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to stockholders. This treatment substantially eliminates the double taxation at the corporate and stockholder levels that generally results from investment in a corporation. The Company, however, nevertheless will be subject to federal income tax as follows. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the alternative minimum tax on its items of tax preference. Third, if the Company (i) has net income from the sale or other disposition of foreclosure property (defined generally as a property acquired by the Company through foreclosure or otherwise after a default on a loan secured by the property or on a lease of the property) that is held primarily for sale to customers in the ordinary course of business or (ii) has other nonqualifying income from foreclosure property, the Company will be subject to tax at the highest corporate rate on that income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), that income will be subject to tax at a 100% rate. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (discussed below) but nonetheless has maintained its qualification as a REIT because certain other requirements have been met, it will be subject to tax at a 100% rate on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during any calendar year at least the sum of (i) 85% of its REIT ordinary income for the year, (ii) 95% of its REIT capital gain net income for the year, and (iii) has any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of the required distribution over the amount actually distributed. Seventh, if the Company acquires an asset from a C corporation (I.E., generally a corporation subject to full corporate level tax) in a transaction in which the basis of the Company in the asset is determined by reference to the basis of the C corporation in the asset (a "Built-In Gain Asset"), and if the Company recognizes gain on a disposition of the asset during the ten-year period beginning on the date the Company acquired the asset (the "Recognition Period"), the Company, pursuant to Treasury regulations yet to be issued, will pay tax at the highest regular corporate tax rate on the lesser of (i) the excess of the fair market value of the asset over the basis of the Company in the asset on the date the Company acquired the asset (the "Built-In Gain") and (ii) the gain recognized by the Company. The Company has elected pursuant to Notice 88-19 to be subject to the rules similar to the rules of section 1374 of the Code on net Built-In Gains. This election was adopted for the tax year ending December 31, 1995 and is being filed with the Company's Form 1120 for the tax year ended December 31, 1996.

         REQUIREMENTS FOR QUALIFICATION

         The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) that would be taxable as a domestic corporation but for sections 856 through 859 of the Code; (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of whose taxable year not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities); and
(7) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of conditions (5) and (6), pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of condition (6).

         The Company has satisfied condition (5) and believes that it has issued sufficient shares to allow it to satisfy condition (6). In addition, the Company's Charter provides for restrictions regarding ownership and transfer of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. Those ownership and transfer restrictions are described in "Description of Capital Stock-Restrictions on Ownership and Transfer of Common Stock". Those restrictions may not ensure that the Company in all cases will be able to satisfy the share ownership requirements described above.

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If the Company fails to satisfy those share ownership requirements, the
Company's status as a REIT will terminate. See "-Failure to Qualify". Pursuant to the Taxpayer Relief Act of 1997, enacted August 5, 1997, starting with a REIT's first taxable year that begins after August 5, 1997, a REIT that complies with Treasury regulations for ascertaining the ownership of its shares and that does not know or, exercising reasonable diligence would not have known, whether it failed condition (6) will be treated as meeting condition (6).

         In addition, a corporation may not elect to become a REIT unless its taxable year is a calendar year. The Company has and will continue to have a calendar taxable year.

         OWNERSHIP OF SUBSIDIARIES

         Section 856(i) of the Code provides that a corporation that is a qualified REIT subsidiary (defined as any corporation if 100 percent of whose stock is held by the REIT at all times during the period the corporation is in existence) shall not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary shall be treated as assets, liabilities and those items (as the case may be) of the REIT. The Company believes that each of its subsidiaries qualifies as a qualified REIT subsidiary within the meaning of the Code. Thus, in applying the requirements described herein, the Company's subsidiaries are ignored, and all assets, liabilities and items of income, deduction and credit of those subsidiaries are treated as assets, liabilities and items of income, deduction and credit of the Company. Pursuant to the Taxpayer Relief Act of 1997, starting with a REIT's first taxable year that begins after August 5, 1997, a corporation can qualify as a qualified REIT subsidiary even though there was a period of time during which the REIT did not own 100 percent of its stock, in which case the corporation will be treated as liquidated and reincorporated by the REIT.

         INCOME TESTS

         To maintain qualification as a REIT, the Company each year must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) must be derived directly or indirectly from investments relating to real property or mortgages on real property (including rents from real property and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, gain derived from the sale or other disposition of stock or securities held for less than one year, property in a prohibited transaction and real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income (including gross income from prohibited transactions). Pursuant to the Taxpayer Relief Act of 1997, the third gross income requirement is eliminated, starting with a REIT's first taxable year that begins after August 5, 1997.

         Rents received by the Company will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as rents from real property in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, the portion of the rent attributable to the personal property will not qualify as rents from real property. Finally, for rents received to qualify as rents from real property, the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue. The REIT, however, may perform directly certain services that are usually or customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. Moreover, pursuant to the Taxpayer Relief Act of 1997,

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starting with a REIT's first taxable year that begins after August 5, 1997, income derived by a REIT from services provided to tenants or from managing or operating a property will be treated as rent from real property provided the income does not exceed one percent of the REIT's gross income from the property. The Company has not and will not (i) charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), (ii) rent any property to a Related Party Tenant (unless the Board of Directors determines in its discretion that the rent received from the Related Party Tenant is not material and will not jeopardize the Company's status as a REIT), (iii) derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease) or (iv) perform services considered to be rendered to the occupant of the property (unless the income from those services qualifies as rent from real property pursuant to the Taxpayer Relief Act of 1997) other than through an independent contractor from whom the Company derives no revenue. The Company believes that the aggregate amount of any nonqualifying income in any taxable year has not exceeded and will not exceed the limit on nonqualifying income under the gross income tests.

         If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it nevertheless may qualify as a REIT for that year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if the Company's failure to meet the gross income tests was due to reasonable cause and not willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally receives exceeds the limits on that income, the IRS could conclude that the Company's failure to satisfy the gross income tests was not due to reasonable cause. If those relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in "-Taxation of the Company-General", even if those relief provisions apply, a tax would be imposed with respect to the net nonqualifying income. No similar mitigation provision provides relief if the Company fails the 30% gross income test. In that case, the Company would cease to qualify as a REIT. As noted above, however, that test no longer will apply to the Company starting January 1, 1998.

         Any gain realized by the Company on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a penalty tax at a 100% rate. This prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the gross income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Company intends to hold the Existing Properties for investment with a view to long-term appreciation, to engage in the business of developing, owning and operating the Existing Properties and acquiring, developing, owning and operating other properties and to make occasional sales of the Existing Properties consistent with the Company's investment objectives. There can be no assurance, however, that the IRS might not contend that one or more of those sales is subject to the 100% penalty tax.

         ASSET TESTS

         The Company must satisfy three tests relating to the nature of its assets at the close of each quarter of its taxable year. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, cash, cash items and government securities (including stock or debt instruments held for not more than one year purchased with the proceeds of an offering by the Company of stock or debt with a term of at least five years). Second, not more than 25% of the Company's total assets may be represented by securities other than those qualifying for the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

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         After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy those tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company has maintained and will continue to maintain adequate records of the value of its assets to ensure compliance with the asset tests and within the 30 days after the close of any quarter will take those actions that may be required to cure any noncompliance. If the Company fails to cure noncompliance with the asset tests within that time period, the Company will cease to qualify as a REIT.

         ANNUAL DISTRIBUTION REQUIREMENTS

         To qualify as a REIT, the Company is required to distribute dividends to its stockholders (other than capital gain dividends) in an amount at least equal to (A) the sum of (i) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of any after tax net income from foreclosure property minus
(B) the sum of certain items of noncash income in excess of 5% of the Company's REIT taxable income. In addition, if the Company disposes of any Built-In Gain Asset during its Recognition Period, the Company will be required to distribute at least 95% of any Built-in Gain, after tax, recognized on the disposition of that asset pursuant to Treasury regulations that have not yet been promulgated. Those distributions must be paid in the taxable year to which they relate or in the following taxable year if declared before the Company timely files its tax return for that year and if paid on or before the first regular dividend payment after declaration. Those distributions are taxable to holders of Common Stock (other than tax-exempt entities, as discussed below) in the year paid even though they relate to a prior year for purposes of the Company's 95% distribution requirement. To the extent the Company does not distribute all of its net capital gain or distributes at least 95% but less than all of its REIT taxable income, as adjusted, it will be subject to tax thereon at regular corporate tax rates. The Company has made and intends to make timely distributions sufficient to satisfy these annual distribution requirements.

         It is expected that the Company's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other noncash charges in computing REIT taxable income. Accordingly, the Company anticipates that it generally will have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet those distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of the income and deduction of the expenses in arriving at taxable income of the Company. If timing differences occur, the Company, in order to meet the distribution requirements, may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

         Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirements for a year by paying a deficiency dividend to stockholders in a later year. A deficiency dividend may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid paying tax on amounts that can be deducted as deficiency dividends. The Company, however, will be required to pay interest with respect to tax eliminated through a deficiency dividend.

         Furthermore, if the Company should fail to distribute during any calendar year at least the sum of (i) 85% of its REIT ordinary income for the year, (ii) 95% of its REIT capital gain income for the year and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of that required distribution over the amounts actually distributed.

   FAILURE TO QUALIFY FOR TAXATION AS A REIT

         If the Company fails to qualify for taxation as a REIT in any taxable year, and if the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable

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
income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company (nor be required to be made). As a result, the Company's failure to qualify as a REIT would reduce the cash available for distribution by the Company to its stockholders. In addition, if the Company fails to qualify as a REIT, all distributions to stockholders will be taxable to them as ordinary income to the extent of the Company's current and accumulated earnings and profits, although, subject to certain limitations, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification is lost. It is not possible to state whether the Company in all circumstances would be entitled to statutory relief from disqualification as a REIT.

TAXATION OF U.S. STOCKHOLDERS

         As used herein, the term "U.S. Stockholder" means a holder of shares of Common Stock who, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any state therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) is a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

         As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as a capital gain dividend) will constitute dividends taxable to its taxable U.S. Stockholders as ordinary income. Those distributions will not be eligible for the dividends received deduction in the case of U.S. Stockholders that are corporations.

         Distributions by the Company that are designated by the Company properly as capital gain dividends, to the extent they do not exceed the Company's actual net capital gain for the taxable year, will constitute long-term capital gains to a U.S. Stockholder without regard to the period for which the U.S. Stockholder has held his shares of Common Stock. A U.S. Stockholder that is a corporation, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

         Pursuant to the Taxpayer Relief Act of 1997, starting with a REIT's first taxable year that begins after August 5, 1997, a REIT may elect to retain and pay income tax on net long-term capital gains that it receives during a taxable year. If a REIT makes this election, its stockholders are required to include in their income as long-term capital gain their proportionate share of the undistributed long-term capital gains so designated by the REIT. A stockholder will be treated as having paid his or her share of the tax paid by the REIT in respect of long-term capital gains so designated by the REIT, for which the stockholder will be entitled to a credit or refund. In addition, the stockholder's basis in his or her REIT shares will be increased by the amount of the REIT's designated undistributed long-term capital gains that are included in the stockholder's long-term capital gains, reduced by the stockholder's proportionate share of tax paid by the REIT on those gains that the stockholder is treated as having paid. The earnings and profits of the REIT will be reduced, and the earnings and profits of any corporate stockholder of the REIT will be increased, to take into account amounts designated by the REIT pursuant to this rule. A REIT must pay its tax on its designated long-term capital gains within 30 days of the close of any taxable year in which it designates long-term capital gains pursuant to this rule, and it must mail a written notice of its designation to its stockholders within 60 days of the close of the taxable year.

         Distributions by the Company that exceed the Company's current and accumulated earnings and profits and that are not designated as capital gain dividends will be treated by a U.S. Stockholder first as tax free reductions of his tax basis in his shares of Common Stock to the extent thereof and thereafter as capital gains (provided he holds those shares as capital assets). Dividends declared by the Company in October, November or December of any year and payable to a stockholder of record on a specified date in any of those months shall be treated as both paid by the Company and received by the stockholder on December 31 of that year, provided the dividend actually is paid by the Company on or before January 31 of the following year. A stockholder may not include in his own

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
income tax return any net operating loss or capital loss of the Company. Distributions made by the Company and gain arising from the sale or exchange by a U.S. Stockholder of shares of Common Stock will not be treated as passive activity income, and, as a result, a U.S. Stockholder generally will not be able to apply any "passive losses" against that income or gain. Distributions by the Company, to the extent they do not constitute a return of basis, generally will be treated as investment income for purposes of computing the investment income limitation. Gain arising from the sale or other disposition of Common Stock, however, will not be treated as investment income unless the U.S. Stockholder elects to reduce the amount of his total net capital gain eligible for preferential capital gains tax rates by the amount of that gain with respect to that Common Stock.

         Upon any sale or other disposition of Common Stock, a U.S. Stockholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on the sale or other disposition and (ii) the holder's adjusted tax basis in the Common Stock. That gain or loss will be capital gain or loss if the Common Stock has been held by the U.S. Stockholder as a capital asset and will be long-term gain or loss if the share has been held for more than one year. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of Common Stock that has been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received by the U.S. Stockholder from the Company that were required to be treated as long-term capital gains.

BACKUP WITHHOLDING

         The Company will report to its U.S. Stockholders and to the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the U.S. Stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Stockholder that does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. Stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S. Stockholders".

TAXATION OF TAX-EXEMPT STOCKHOLDERS

         The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, provided a tax-exempt stockholder (with certain exceptions described below) has not held its Common Stock as "debt financed property" within the meaning of the Code and the Common Stock is not otherwise used in a trade or business, dividends from the Company will not be UBTI. Similarly, income from the sale of Common Stock will not constitute UBTI unless the tax-exempt stockholder has held the Common Stock as "debt financed property" within the meaning of the Code or has used the Common Stock in a trade or business.

         For a tax-exempt stockholder that is a social club, voluntary employee benefit association, supplemental unemployment benefit trust or qualified group legal services plan exempt from federal income taxation under Code section 501(c)(7), (c)(9), (c)(17) or (c)(20), respectively, income from an investment in the Company will constitute UBTI unless the organization is able properly to deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Those prospective investors should consult their own tax advisers concerning these "set aside" and reserve requirements.

         Notwithstanding the above, however, a portion of the dividends paid by a pension-held REIT shall be treated as UBTI as to any trust that (1) is described in section 401(a) of the Code, (2) is tax-exempt under section

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501(a) of the Code and (3) holds more than 10% by value of the interests in the
REIT. Tax-exempt pension funds that are described in section 401(a) of the Code are referred to below as qualified trusts. A REIT is a pension-held REIT if (1) it would not have qualified as a REIT but for the fact that section 856(h)(3) of the Code provides that stock owned by a qualified trust shall be treated, for purposes of requirement (5) of the requirements for qualification as a REIT (see "Taxation of the Company Requirements for Qualification"), as owned by the beneficiaries of the trust (rather than by the trust itself), and (2) either (a) at least one qualified trust holds more than 25% by value of the interests in the REIT, or (b) one or more qualified trusts, each of which owns more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% by value of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to
(ii) the total gross income of the REIT. A DE MINIMIS exception applies when the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy requirement (5) of the requirements for qualification as a REIT without relying upon the look-through exception with respect to qualified trusts. As a result of certain limitations on the transfer and ownership of Common Stock contained in the Charter, the Company is not and does not expect to be classified as a pension held REIT.

TAXATION OF NON-U.S. STOCKHOLDERS

         The rules governing U.S. federal income taxation of the ownership and disposition of Common Stock by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts (collectively, "Non-U.S. Stockholders") are complex, and no attempt is made herein to provide more than a brief summary of the rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Stockholder in light of his particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Stockholders should consult their own tax advisers to determine the impact of federal, state, local and foreign tax laws, including any reporting requirements, with regard to an investment in Common Stock.

         DISTRIBUTIONS

         A distribution by the Company to a Non-U.S. Stockholder which is neither attributable to gain from a sale or exchange by the Company of a U.S. real property interest nor designated by the Company as a capital gain dividend will be treated as a dividend to the extent it is paid out of current or accumulated earnings and profits of the Company. A dividend will be subject to withholding of U.S. federal income tax imposed on the gross amount thereof at the rate of 30% or any lower rate that may be specified by an applicable income tax treaty, unless the dividend is effectively connected with the conduct of trade or business by the Non-U.S. Stockholder within the United States or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Stockholder. A dividend received by a Non-U.S. Stockholder which is effectively connected with a U.S. trade or business or is attributable to a U.S. permanent establishment will be subject to tax at graduated rates on net income in generally the same manner as a dividend received by a U.S. Stockholder is taxed and is not subject to U.S. withholding tax. A dividend received by a Non-U.S. Stockholder that is a corporation also may be subject to an additional branch profits tax at a 30% rate or a lower rate that may be specified by an applicable income tax treaty.

         Pursuant to current Treasury regulations, dividends paid to an address in a country outside the United States generally are presumed to be paid to a resident of that country for purposes of determining the applicability of U.S. withholding tax and the applicability of a tax treaty. Under proposed Treasury regulations not currently in effect, however, a Non-U.S. Stockholder who wishes to claim the benefit of an applicable treaty would be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to qualify for the exemption from U.S. withholding tax for income effectively connected with a U.S. trade or business or attributable to a U.S. permanent establishment.


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         Distributions in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent they do not exceed the adjusted basis of the stockholder's Common Stock but rather will reduce the adjusted basis of that Common Stock. To the extent those distributions exceed the adjusted basis of a Non-U.S. Stockholder's Common Stock, they will be treated as gain from the sale or exchange of his Common Stock, the tax treatment of which is described below. If it cannot be determined at the time a distribution is made whether or not that distribution will exceed current and accumulated earnings and profits, the distribution generally will be treated as a dividend for withholding tax purposes. However, amounts thus withheld are generally refundable by the IRS if it subsequently is determined that the distribution in fact exceeded current and accumulated earnings and profits of the Company.

         A distribution to a Non-U.S. Stockholder that is designated by the Company at the time of distribution as a capital gains dividend (and not arising from the disposition of a United States real property interest) generally will not be subject to U.S. federal income tax unless (i) income in respect of the Common Stock is effectively connected with a U.S. trade or business of the Non-U.S. Stockholder (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Stockholder), in which case the Non-U.S. Stockholder will be subject to the same tax consequences as a U.S. Stockholder with respect to that distribution (except that a Non-U.S. Stockholder that is a foreign corporation also may be subject to the U.S. branch profits tax, as discussed above), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on his net capital gains.

         A distribution to a Non-U.S. Stockholder that is attributable to gain from a sale or exchange by the Company of a United States real property interest will be treated as income effectively connected with a U.S. trade or business of the Non-U.S. Stockholder. The Non-U.S. Stockholder thus generally would be taxed at the same graduated tax rates applicable to a U.S. Stockholder (subject to a special alternative minimum tax in the case of a nonresident alien individual). A distribution by the Company is deemed to be designated as a capital gain dividend to the maximum extent it may be so designated, and tax in an amount equal to 35% of that amount must be withheld from the portion of the distribution paid to a Non-U.S. Stockholder. In addition, in the hands of a Non-U.S. Stockholder that is a corporation, the gain may be subject to the U.S. branch profits tax, as discussed above. In general, in determining whether a stockholder is a U.S. Stockholder not subject to withholding tax, the Company or other withholding agent may rely on an IRS Form W-9 or on a certificate of non-foreign status containing information specified by Treasury regulations, provided the Company or other withholding agent does not have actual knowledge to the contrary. The amount of any tax withheld is creditable against the Non-U.S. Stockholder's U.S. federal income tax liability, and any amount of tax withheld in excess of that tax liability may be refunded provided an appropriate claim for refund is filed with the IRS.

         SALE OF COMMON STOCK

         A Non-U.S. Stockholder will not be subject to U.S. federal income tax on gain recognized on a sale or other taxable disposition of Common Stock which is not effectively connected with a U.S. trade or business of the Non-U.S. Stockholder unless the Common Stock constitutes a United States real property interest, in which case section 897 of the Code will treat the gain as if it were effectively connected income and thus subject to U.S. federal income tax at graduated rates on net income. The Common Stock would not constitute a United States real property interest if the Company is a domestically-controlled REIT. A REIT is domestically controlled if at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by Non-U.S. Stockholders. The Company believes that it currently is not a domestically-controlled REIT. Even if the Company is not a domestically-controlled REIT, so long as the Common Stock is regularly traded on an established securities market, gain recognized on a sale or exchange of Common Stock by a Non-U.S. Stockholder will not be subject to U.S. federal income tax pursuant to section 897 of the Code unless that Non-U.S. Stockholder owns (or, during a specified prior period, owned) more than 5% of the Common Stock (after applying certain constructive ownership rules). Notwithstanding the foregoing, gain from the sale or exchange of Common Stock not otherwise subject to section 897 of the Code will be taxable to a Non-U.S. Stockholder if either
(i) the gain is effectively connected with

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

a U.S. trade or business of the Non-U.S. Stockholder (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Stockholder), in which case the Non-U.S. Stockholder generally will be subject to the same tax treatment as a U.S. Stockholder with respect to that gain (subject possibly to a special alternative minimum tax in the case of a nonresident alien individual), and a Non-U.S. Stockholder that is a foreign corporation also may be subject to a U.S. branch profits tax, as discussed above, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for at least 183 days during the taxable year and who has a "tax home" in the United States. In the latter case, the nonresident alien will be subject to a 30% U.S. withholding tax on his or her net capital gains. If any gain on a sale or other disposition of Common Stock would be subject to taxation under section 897 of the Code, the purchaser generally would be required to withhold and remit to the IRS tax in an amount equal to 10% of the purchase price.

         BACKUP WITHHOLDING OF TAX AND INFORMATION REPORTING

         Backup withholding of tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish identifying information under the U.S. information reporting requirements) and information reporting generally will not apply to distributions paid to Non-U.S. Stockholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (ii) capital gain dividends or (iii) distributions attributable to gain from the sale or exchange by the Company of U.S. real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Common Stock by a foreign office of a broker that (a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally, a foreign corporation controlled by certain U.S. stockholders) for U.S. tax purposes, unless the broker has documentary evidence in its records that the holder is a Non-U.S. Stockholder and certain other conditions are met, or the Non-U.S. Stockholder otherwise establishes an exemption. Payment of the proceeds of sale of Common Stock to or through a U.S. office of a broker is subject to both backup withholding and information reporting unless the stockholder certifies under penalties of perjury that he is a Non-U.S. Stockholder or otherwise establishes an exemption. A Non-U.S. Stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

         The U.S. Treasury recently has issued proposed regulations regarding the withholding and information reporting rules discussed above. In general, the proposed regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. If finalized in their current form, the proposed regulations generally would be effective for payments made after December 31, 1997, subject to certain transition rules.

OTHER TAX CONSEQUENCES

         The Company and its stockholders may be subject to taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in the Company.

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                              ERISA CONSIDERATIONS

         The following is a summary of material considerations arising under the Employment Retirement Income Security Act of 1974 ("ERISA") and the Code that may be relevant to a prospective purchaser (including with respect to the discussion contained in "Plan Assets Issue", to a prospective purchaser that is not an employee benefit plan, another tax-qualified retirement plan, an individual retirement account or an individual retirement annuity ("IRAs")). This discussion does not propose to deal with all aspects of ERISA or the Code or, to the extent not preempted, state law that may be relevant to particular employee benefit plan shareholders (including plans subject to Title I of ERISA, other employee benefit plans and IRAs subject to the prohibited transaction provisions of the Code, and governmental plans and church plans that are exempt from ERISA and prohibited transaction provisions of the Code but that may be subject to state law requirements) in light of their particular circumstances.

         THE FOLLOWING IS INTENDED TO BE A SUMMARY ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL PLANNING WITH A PROFESSIONAL. A FIDUCIARY MAKING THE DECISION TO INVEST IN SHARES OF COMMON STOCK ON BEHALF OF A PROSPECTIVE PURCHASER WHICH IS A PLAN SUBJECT TO ERISA, A TAX-QUALIFIED RETIREMENT PLAN, AN IRA OR OTHER EMPLOYEE BENEFIT PLAN (COLLECTIVELY "PLANS") IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, THE CODE AND (TO THE EXTENT NOT PREEMPTED) STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP OR SALE OF SHARES OF COMMON STOCK BY SUCH PLAN OR IRA. A fiduciary should also consider the entire discussion under the heading "Federal Income Tax Considerations", as material contained therein is relevant to any decision by an employee benefit plan, tax-qualified retirement plan or IRA to purchase the Common Stock.

FIDUCIARY CONSIDERATIONS

         Each fiduciary of a Plan subject to ERISA should carefully consider whether an investment in shares of Common Stock is consistent with its fiduciary responsibilities under ERISA. In particular, to the extent a Plan is subject to ERISA, the fiduciary requirements of Part 4 of Title I of ERISA require (i) the Plan's investments to be prudent and in the best interests of the Plan, its participants and beneficiaries, (ii) the Plan's Investments to be diversified in order to reduce the risk of large losses, unless under the circumstances it is clearly prudent not to do so and (iii) the Plan's investments to be authorized under ERISA and the terms of the governing documents of the Plan. In determining whether an investment in shares of Common Stock is prudent for purposes of ERISA, the appropriate fiduciary of a Plan should consider all of the facts and circumstances, including, without limitation, whether the investment is reasonably designed, as a part of the Plan's portfolio for which the fiduciary has investment responsibility, to meet the objectives of the Plan, taking into consideration the risk of loss and opportunity for gain (or other return) from the investment, the diversification cash flow and funding requirements of the Plan, and the liquidity and current return of the Plan's portfolio. A fiduciary should also take into account the nature of the Company's business, the management of the Company and the length of the Company's operating history and other matters described under "Risk Factors".

         In addition, provisions of ERISA and the Code prohibit certain transactions in Plan assets that involve persons who have specified relationships with a Plan. The consequences of such prohibited transactions include excise taxes, disqualification of IRAs and other liabilities.

PLAN ASSETS ISSUE

         A prohibited transaction may occur if the assets of the Company are deemed to be Plan assets. In certain circumstances where a Plan holds an interest in an entity, the assets of the entity are deemed to be Plan assets (the "look-through rule"). Under such circumstances, any person that exercises authority or control with respect to the management or disposition of such assets is a Plan fiduciary. Plan assets are not defined in ERISA or the Code, but the United States Department of Labor has issued regulations, effective March 13, 1987 (the "Regulations"), that outline the circumstances under which a Plan's interest in an entity will be subject to the look-through rule.

         The Regulations apply only to the purchase by a Plan of an "equity interest" in an entity, such as common stock of a REIT. However, the Regulations provide an exception to the look-through rule for equity interests that are "publicly-offered securities".

         Under the Regulations, a "publicly-offered security" is a security that is (i) freely transferable, (ii) part of a class of securities that is widely held and (iii) either (a) part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or (b) sold to a Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which such security is a part is registered under the Exchange Act within 120 days (or such longer period as may be allowed by the Commission) after the end of the fiscal year of the issuer during which the offering of such securities to the public occurred. Whether a security is considered "freely transferable" depends on the facts and circumstances of each case. Generally, if the security is part of an offering in which the minimum investment is $10,000 or less, any restriction on or prohibition against any transfer or assignment of such security for the purposes of preventing a termination or reclassification of the entity for federal or state tax purposes will not of itself prevent the security from being considered freely transferable. A class of securities is considered "widely-held" only if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another.

         The Company anticipates that the Common Stock will meet the criteria of the publicly-offered securities exception to the look-through rule. First, the Company anticipates that the Common Stock will be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those required under federal income tax laws to maintain the Company's status as a REIT. Second, the Company believes that the Common Stock will be held by l00 or more investors and that at least 100 or more of these Investors will be independent of the Company and of one another. Third, the Common Stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and will be registered under the Exchange Act within 120 days after the end of the fiscal year of the Company during which the offering of such securities to the public occurs. Accordingly, the Company believes that if a Plan purchases the Common Stock, the Company's assets should not be deemed to be Plan assets and, therefore, that any person who exercises authority or control with respect to the Company's assets should not be a Plan fiduciary.

                                  UNDERWRITING

         Under the terms and subject to the conditions contained in an Underwriting Agreement dated __________, 1997 (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation is acting as representative (the "Representative"), have severally but not jointly agreed to purchase from the Company the following respective numbers of shares of Common Stock:

                                                                      NUMBER
                                          UNDERWRITER               OF SHARES
                                          -----------               ---------
          Credit Suisse First Boston Corporation................

                    Total.......................................    4,700,000

         The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances, the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

         The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 705,000 additional shares at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

         The Company has been advised by the Representative that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representative, to certain dealers at such price less a concession of $_____ per share, and the Underwriters and such dealers may allow a discount of $______ per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representative.

         The Representative has informed the Company that it does not expect discretionary sales by the Underwriters to exceed 5.0% of the number of shares being offered hereby.

         The Company and its officers, directors and holders of substantially all of the outstanding shares of Common Stock have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of Common Stock or securities convertible or exchangeable into or exercisable for any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this Prospectus.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

         Application will be made to list the Common Stock on the New York Stock Exchange.

         Prior to the Offering, there has been no public market for the Common Stock. The initial price to the public for the shares of Common Stock has been negotiated among the Company and the Representative. Such initial price is based on, among other things in addition to prevailing market conditions, the Company's financial and operating history and condition, its prospects and the prospects for its industry in general, the management of the Company and the market prices for securities of companies in businesses similar to that of the Company. See "Risk Factors-Absence of Public Market; Stock Price Not Based on Property Valuation; Possible Fluctuations of Stock Price".

         The Representative, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the Offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

         The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are affected. Accordingly, any resale of the Common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATION OF PURCHASERS

         Each purchaser of Common stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHT OF ACTION AND ENFORCEMENT

         The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers may rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

         All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

         A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

         Canadian purchasers of Common Stock should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

                                  LEGAL MATTERS

         The legality of the shares of Common Stock offered hereby will be passed upon for the Company by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida. In addition, the description of federal income tax consequences contained in this Prospectus entitled "Federal Income Tax Considerations" is based upon the opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida. Certain legal matters related to the Offering will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California. Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. and Latham & Watkins will rely upon the opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland, as to certain matters relating to Maryland law.

                                     EXPERTS

         The financial statements of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         The statement of revenues and certain expenses of West Lake for the year ended December 31, 1996 included in this prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         The Company has filed with the Commission a Registration Statement on Form S-11 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission. In addition, copies of the Registration Statement and related documents may be obtained through the Commission's Internet address at http://www.sec.gov.

         The Company intends to furnish its stockholders with annual reports containing audited financial statements which have been certified by its independent public accountants, and quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                                    GLOSSARY

         Unless the context otherwise requires, the following capitalized terms shall have the meanings set forth below for the purposes of this Prospectus:

         "ACQUISITION AND DEVELOPMENT OF THE REDEVELOPMENT/DEVELOPMENT PROPERTIES" means the acquisition and development of those properties referred to in footnote (1) under the table "Use of Proceeds".

         "ACQUISITION LINE OF CREDIT" means a $50.0 million line of credit to be secured by unencumbered Existing Properties and other properties of the Company.

         "ACRS" means the accelerated cost recovery system depreciation.

         "ADA" means the Americans with Disabilities Act, enacted on July 26, 1990.

         "AGGREGATE STOCK OWNERSHIP LIMIT" means not more than five percent (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of all classes or series of stock of the Company, including, without limitation, Common Stock and Preferred Stock.

         "ANCHOR TENANT" means a tenant that, due to size, reputation or other factors, is particularly responsible for drawing other tenants and shoppers to a shopping center.

         "ATLANTIC VILLAGE" means the Atlantic Village Shopping Center, comprising 100,559 of GLA, located in Atlantic Beach, Florida.

         "BASE RENT" means gross rent excluding payments by tenants on account of real estate taxes, operating expenses, utility expenses and percentage rent.

         "BIRD LUDLUM" means the Bird Ludlum Shopping Center, comprising 192,477 square feet of GLA located in Miami, Florida.

         "BYLAWS" means the bylaws of the Company.

         "CASH AVAILABLE FOR DISTRIBUTION" means FFO as adjusted for capital expenditures and scheduled principal payments.

         "CHARTER" means the articles of amendment and restatement of the Company.

         "CODE" means the Internal Revenue Code of 1986, as amended.

         "COMMISSION" means the Securities and Exchange Commission.

         "COMMON STOCK" means shares of the Company's common stock, par value $1.00 per share.

         "COMMON STOCK OWNERSHIP LIMIT" means not more than five percent (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of Common Stock of the Company.

         "COMMONWEALTH" means the Commonwealth Shopping Center, comprising 71,021 square feet of GLA located in Jacksonville, Florida.

         "COMMUNITY SHOPPING CENTER" means a shopping center containing 100,000 to 300,000 square feet of GLA.

         "COMPANY" means Equity One, Inc., a Maryland corporation.

         "CORAL WAY" means 10 acres of real property located in Southwest Dade County, Florida upon which the Company intends to develop a 100,000 square foot Supermarket Center.

         "CPI" means the Consumer Price Index.

         "DANBAR" means Danbar, Ltd., an Israeli corporation whose securities are publicly traded on TASE.

         "DANBAR RESOURCES" means Danbar Resources, Ltd., an Israeli corporation whose securities are publicly traded on TASE, a subsidiary of Danbar.

         "DAN OVERSEAS" means Dan Overseas, Ltd., a Jersey corporation and wholly-owned subsidiary of Danbar Resources.

         "DIANA BUILDING" means the 18,707 square feet mixed use office/retail property located in West Palm Beach, Florida.

         "EAST BAY" means East Bay Plaza comprising 85,426 square feet of GLA located in Largo, Florida.

         "EMPLOYMENT AGREEMENTS" mean, collectively, the employment agreements by and between the Company and each of Chaim Katzman and Doron Valero, each of which expire on December 31, 2003.

         "EQUITY ONE OFFICE BUILDING" means the Equity One Office Building comprising 28,980 square feet of mixed-use office/retail property, including the Company's corporate offices located in Miami Beach, Florida.

         "ERISA" means the Employee Retirement Income Security Act of 1974.

         "EUSTIS SQUARE" means the Eustis Square Shopping Center comprising 126,791 square feet of GLA located in Eustis, Florida.

         "EXCESS SHARES" means those shares, the number of which is in excess of the Ownership Limit or such other limit.

         "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

         "EXISTING PROPERTIES" means the 14 rental properties, two mixed used (office/retail) properties, one office building and one mini-warehouse facility owned by the Company at the time of the Offering.

         "FFO" means Funds From Operations.

         "FIRPTA" means the Foreign Investment in Real Property Tax Act of 1980.

         "FOREST EDGE" means the Forest Edge Shopping Center comprising 68,631 square feet of GLA located in Orlando, Florida.

         "FORT CAROLINE" means the Fort Caroline Trading Post comprising 74,546 of GLA located in Jacksonville, Florida.

         "FOUR CORNERS" means the Four Corners Shopping Center comprising 115,178 square feet of GLA located in Tomball, Texas, in the Houston metropolitan area.

         "FUNDS FROM OPERATIONS" means, as defined by NAREIT, net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs).

         "GAAP" means generally accepted accounting principles.

         "GAZIT (1995)" means Gazit (1995), Inc., a Nevada corporation, a wholly owned subsidiary of Gazit and successor in interest to Gazit Holdings, Inc..

         "GAZIT" means Gazit Inc., a Panamanian corporation whose securities are publicly traded on TASE.

         "GLA" means gross leasable area.

          "GLOBAL REALTY" means Global Realty & Management, Inc., a wholly owned subsidiary of the Company, which performs property management services for the Company's properties.

         "GLOBE REIT" means Globe Reit Investments, Ltd., an Israeli corporation (formerly known as M.G.N. Oil and Gas Resources, Ltd.) whose securities are publicly traded on TASE.

         "ICSC" means the International Counsel of Shopping Centers.

         "INTERESTED STOCKHOLDER" means, for purposes of the MGCL, any person who beneficially owns ten percent or more of the voting power of the Company's shares or an affiliate of the corporation who, at any time within a two year period prior to a specified date, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the Company.

         "IRREVOCABLE PROXY" means the irrevocable proxy granted to Globe Reit by Dan Overseas, Gazit (1995) and Mr. Chaim Katzman to vote through May 2001 all of the shares of Common Stock now owned or hereafter acquired by Dan Overseas, Gazit (1995) and Mr. Katzman for the purposes of electing directors of the Company.

         "IRS" means the Internal Revenue Service.

         "LEASING COMMISSIONS" means brokerage commission fees paid by the Company in connection with new leases or lease renewals.

         "LIBOR" means London Interbank Offered Rate published by the WALL STREET JOURNAL.

         "M.G.N". means M.G.N. (USA), Inc., a Nevada corporation and wholly owned subsidiary of Globe Reit.

         "MANDARIN" means the Mandarin Mini-Storage warehouse comprising 52,880 square feet of GLA located in Jacksonville, Florida.

         "MGCL" means the Maryland General Corporation Law, as amended.

         "MONUMENT POINTE" means the Monument Pointe Shopping Center comprising 75,328 square feet of GLA located in Jacksonville, Florida.

         "MORTGAGE INDEBTEDNESS" means that mortgage indebtedness referred to in footnote (3) under the table "Use of Proceeds".

         "NAMED OFFICERS" means, collectively, the Company's Chief Executive Officer, and the Company's Executive Vice President and Chief Operating Officer.

         "NAREIT" means the National Association of Real Estate Investment
Trusts.

         "NAREIT WHITE PAPER" means the White Paper on FFO approved by the Board of Governors of the NAREIT in March of 1995.

         "NEIGHBORHOOD SHOPPING CENTER" means a shopping center containing less than 100,000 square feet of GLA.

         "1995 PLAN" means the 1995 Stock Option Plan adopted by the Company in December, 1995.

         "Net Operating Income" or "NOI" means net operating income determined by subtracting operating and general administrative expenses directly related to the property from total revenues.

         "NYSE" means the New York Stock Exchange, Inc.

         "OAK HILL" means the Oak Hill Village Shopping Center comprising 78,492 square feet of GLA located in Jacksonville, Florida.

         "OFFERING" means the offering of shares of Common Stock of the Company pursuant to and as described in this Prospectus.

         "OWNERSHIP LIMIT" means the restriction contained in the Company's Charter providing that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than 5% (by number or value, whichever is more restrictive) of the outstanding shares of Common Stock.

         "PARKER TOWNE" means the Parker Towne Centre comprising 205,792 of GLA located in Plano, Texas, in the Dallas metropolitan area.

         "PERFORMING SUPERMARKET CENTER" means Neighborhood and Community Shopping Centers with tenants occupying 85% or more of GLA and which are well maintained, substantially fully leased and maintain an appropriate mix of Anchor Tenants and other tenants.

         "PERMITTED HOLDER" means a person who may own shares of stock of the Company without violating the ownership restrictions of the Charter.

         "PLAZA DEL REY" means the Plaza Del Rey Shopping Center comprising 50,146 square feet of GLA located in Southwest Dade County, Florida.

         "POINTE ROYALE" means the Pointe Royale Shopping Center comprising 199,068 of GLA located in Cutler Ridge, Dade County, Florida.

         "PROHIBITED OWNER" means a person or entity holding record title to shares in excess of the Ownership Limit.

         "PROHIBITED TRANSFEREE" means any person to which any transfer of Common Stock of the Company would result in the person violating the Ownership Limit.

         "REGISTRABLE SHARES" means those shares of stock of the Company granted Registration Rights.

         "REGISTRATION RIGHTS AGREEMENT" means the registration right agreement by and among the Company and each of Chaim Katzman, Gazit (1995), Dan Overseas, Globe Reit, Eli Makavy, Doron Valero and David Wulkan with respect to each of their Registrable Shares.

         "REGISTRATION RIGHTS" mean those registration rights granted to certain stockholders pursuant to the Registration Rights Agreement, the Employment Agreements, and the Series C Warrants.

         "REIT" means a real estate investment trust as defined in Section 856 of the Code which meets the requirements for qualification as a REIT described in Sections 856 through 860 of the Code.

         "RELATED PARTY TENANT" means a tenant actually or constructively owned 10% or more by the REIT or an owner of 10% or more of the REIT.

         "RENOVATION OF EXISTING PROPERTIES" means the renovation and development of those properties referred to in footnote (2) under the table "Use of Proceeds".

         "REPRESENTATIVE" shall mean Credit Suisse First Boston Corporation, as representative for the Underwriters.

         "RULE 144" means Rule 144 promulgated under the Securities Act.

         "SECURITIES ACT" means the Securities Act of 1933, as amended.


         "SERIES C WARRANTS" means the warrants to purchase up to 1,400,000 shares of Common Stock of the Company at an exercise price of $8.25 exercisable through December 31, 1999.


         "SKY LAKE" means the property recently acquired by the Company which is known as Sky Lake Mall in North Dade County, Florida, which after a comprehensive redevelopment, will contain approximately 300,000 square feet of GLA.

         "STATEMENT NO. 128" means the Statement of Financial Accounting Standards No. 128, "Earnings Per Share", issued by the Financial Accounting Standards Board in February 1997.

         "STOCK INCENTIVE PLAN" means the 1995 Stock Incentive Plan of the Company.

         "SUPERMARKET CENTERS" means Community and Neighborhood Shopping Centers anchored by supermarkets.

         "TASE" means the Tel Aviv Stock Exchange.

         "TENANT IMPROVEMENTS" means capital costs incurred by the Company for leasehold improvements including costs for items such as heating, ventilation and air conditioning, plumbing, electrical upgrades, interior walls, wall finishes, ceiling treatment and floor coverings.

         "TREASURY REGULATIONS" means regulations of the U.S. Department of the Treasury under the Code.

         "UBTI" means unrelated business taxable income.

         "UNDERPERFORMING SUPERMARKET CENTER" means Neighborhood and Community Shopping Centers which are not Performing Supermarket Centers.

         "UNDERWRITERS" means Credit Suisse First Boston Corporation, and those parties named in the Underwriting Agreement as underwriters of the Offering.

         "UNDERWRITING AGREEMENT" means the Underwriting Agreement between the Company and the Representative relating to the purchase of the Common Stock offered hereby.

         "WEST LAKE" means the West Lake Plaza Shopping Center comprising 100,747 of GLA located in Kendall Lakes, Dade County, Florida.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                            PAGE
EQUITY ONE, INC. AND SUBSIDIARIES

PRO FORMA (UNAUDITED):
Pro Forma Consolidated Financial Statements                                                 F-2
Pro Forma Consolidated Balance Sheet as of June 30, 1997                                    F-3
Pro Forma Consolidated Statement of Operations for the six months ended June 30, 1997       F-4
Pro Forma Consolidated Statement of Operations for the year ended December 31, 1996         F-5
Notes to the Pro Forma Consolidated Financial Statements                                    F-6

HISTORICAL:
Condensed Consolidated Balance Sheets as of June 30, 1997(Unaudited) and
   December 31, 1996                                                                        F-8
Unaudited Condensed Consolidated Statements of Operations for the six months ended
   June 30, 1997 and 1996                                                                   F-9
Unaudited Condensed Consolidated Statements of Stockholders' Equity for the six months
   ended June 30, 1997 and 1996                                                             F-10
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended
   June 30, 1997 and 1996                                                                   F-11
Notes to Unaudited Condensed Consolidated Financial Statements                              F-12

Independent Auditors' Report                                                                F-14
Consolidated Balance Sheets as of December 31, 1996 and 1995                                F-15
Consolidated Statements of Operations for the years ended December 31, 1996, 1995
   and 1994                                                                                 F-16
Consolidated Statements of Stockholders' Equity for the years ended December 31, 1996, 1995
   and 1994                                                                                 F-17
Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995
   and 1994                                                                                 F-18
Notes to Consolidated Financial Statements                                                  F-19

WEST LAKE PLAZA SHOPPING CENTER - 1996 ACQUISITION PROPERTY
Independent Auditors' Report                                                                F-30
Statement of Revenues and Certain Expenses for the year ended December 31, 1996
   and the six months ended June 30, 1997 (Unaudited)                                       F-31
Notes to Statement of Revenues and Certain Expenses                                         F-32

                        EQUITY ONE, INC. AND SUBSIDIARIES
                   PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

         The unaudited pro forma consolidated balance sheet as of June 30, 1997 is presented as if the Offering and the application of the net proceeds of the Offering all had occurred on June 30, 1997. The pro forma consolidated statements of operations for the six months ended June 30, 1997 and the year ended December 31, 1996 are presented as if the Offering and the application of the net proceeds (and the acquisition of West Lake, Forest Edge and Monument), all had occurred on January 1, 1996.

                  The pro forma consolidated financial statements should be read in conjunction with and are based upon the historical consolidated financial statements of Equity One, Inc. and Subsidiaries, including the notes thereto, included elsewhere in the Prospectus. Because the preponderance of proceeds are allocated to acquisition, development, redevelopment and renovation projects which, for pro forma statement of operations purposes, do not generate any revenue or expense, pro forma results of operations reflect only the repayment of mortgage notes payable and omit any revenue or expense from other proceeds uses (except for historical revenue and expense attributable to Sky Lake which will continue during the redevelopment process). Accordingly, the pro forma consolidated financial statements do not purport to represent the Company's financial position as of June 30, 1997 or the results of operations for the six months ended June 30, 1997 or for the year ended December 31, 1996 that would actually have occurred had the Offering (and the acquisitions listed above) and the application of the net proceeds of the Offering all been completed on June 30, 1997 or at the beginning of the periods presented, or to project the Company's financial position or results of operations as of any future date or for any future period.

EQUITY ONE, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 1997
(Amounts in thousands)
(Unaudited)

                                                           PRO FORMA        PRO
                                              HISTORICAL   ADJUSTMENTS(1)  FORMA
                                              ----------   -----------   --------
ASSETS

Rental Properties:
     Land                                       $30,961      $11,860 A    $42,821
     Building and improvements                   81,445       37,900 A    119,345
                                            -------------------------------------
                                                112,406       49,760      162,166
Less accumulated depreciation                    (6,003)                   (6,003)
                                            -------------------------------------
     Rental properties, net                     106,403       49,760      156,163
Cash and cash equivalents                         4,558        5,045 B      9,603
Accounts and other receivables, net                 824                       824
Securities available for sale                     5,589                     5,589
Deposits                                          1,403                     1,403
Prepaid and other assets                          1,210                     1,210
Deferred financing costs, net                       886         (118)C        768
                                            -------------------------------------
          Total assets                         $120,873      $54,687     $175,560
                                            =====================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Mortgage notes payable                          $64,916      ($9,007)D    $55,909
Tenants' security deposits                          708                       708
Accounts payable and accrued expenses             1,679                     1,679
Deferred rental income                               76                        76
                                            -------------------------------------
          Total liabilities                      67,379       (9,007)      58,372
                                            -------------------------------------
Stockholders' equity:

Common stock                                      6,908        4,700 E     11,608
Additional paid-in capital                       48,111       59,112 E    107,223
Notes receivable from stock sales                (1,525)                   (1,525)
Retained (deficit)                                    0         (118)C       (118)
                                            -------------------------------------
          Total stockholders' equity             53,494       63,694      117,188
                                            -------------------------------------
Total liabilities and stockholders' equity     $120,873      $54,687     $175,560
                                            =====================================

The accompanying notes are an integral part of these pro forma consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 1997
(Amounts in thousands, except per share amounts)
(Unaudited)

                                                       PRO FORMA        PRO
                                          HISTORICAL   ADJUSTMENTS(2)  FORMA
                                          ----------   -----------   --------
Revenues:
Rental income                               $9,361         $440 F     $9,801
Investment revenue                             312                       312
                                      --------------------------------------
     Total revenues                          9,673          440       10,113
                                      --------------------------------------
Costs and expenses:
Operating expenses                           2,743           57 F      2,800
Depreciation and amortization                1,178           61 F      1,239
Interest                                     2,939         (304)G      2,635
General and administrative expenses            241           75 H        316
                                      --------------------------------------
     Total costs and expenses                7,101         (111)       6,990
                                      --------------------------------------

Net income                                  $2,572         $551       $3,123
                                      ======================================
Net earnings per share (I)                                             $0.27
                                                                  ==========
Weighted average number of shares of
     common stock outstanding                                         11,649
                                                                  ==========

The accompanying notes are an integral part of these pro forma consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
(Amounts in thousands, except per share amounts)
(Unaudited)

                                                         PRO FORMA        PRO
                                            HISTORICAL   ADJUSTMENTS(2)  FORMA
                                            ----------   -----------   --------
Revenues:
Rental income                                 $16,337       $2,886 F    $19,223
Investment revenue                                377                       377
                                          -------------------------------------
     Total revenues                            16,714        2,886       19,600
                                          -------------------------------------
Costs and expenses:
Operating expenses                              4,832          635 F      5,467
Depreciation and amortization                   2,067          346 F      2,413
Interest                                        5,380          101 G      5,481
General and administrative expenses               515          150 H        665
                                          -------------------------------------
     Total costs and expenses                  12,794        1,232       14,026
                                          -------------------------------------

Net income                                     $3,920       $1,654       $5,574
                                          =====================================
Net earnings per share (I)                                                $0.52
                                                                      =========
Weighted average number of shares
     of common stock outstanding                                         10,623
                                                                      =========

The accompanying notes are an integral part of these pro forma consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(AMOUNTS IN THOUSANDS)
(UNAUDITED)

1. ADJUSTMENTS TO THE PRO FORMA CONSOLIDATED BALANCE SHEET

The pro forma adjustments to the Pro Forma Consolidated Balance Sheet as of June 30, 1997 are as follows:

(A) Reflects the cost of the proposed retail property acquisitions and the cost of the renovation and development of the Existing Properties
     Purchase price of Sky Lake (not yet acquired)                                          $11,850
     Development costs of Sky Lake                                                           18,000
     Development costs of Coral Way                                                          10,000
     Purchase price of 4.4 acres of vacant land proximate to Coral Way (not yet acquired)     1,010
     Development costs of 4.4 acres of vacant land                                            2,500
     Atlantic Village Shopping Center renovation costs                                          850
     Commonwealth Shopping Center renovation costs                                            1,750
     Lake Mary Centre development costs                                                       3,000
     Point Royale office building renovation costs                                              800
                                                                                         ----------
     Total proposed retail property acquisitions and renovation and development
     of Existing Properties                                                                 $49,760
                                                                                         ==========
The cost of the proposed retail property acquisitions and renovations and development of Existing Properties will be allocated as follows:

        Land                                                                                $11,860
        Buildings and improvements                                                           37,900
                                                                                         ----------
                                                                                            $49,760
                                                                                         ==========
(B)  The adjustment to pro forma cash and cash equivalents was determined as follows:

        Net proceeds from the Offering after underwriting discount and
        estimated issuance costs of $5,453                                                  $63,872

        Repayment of mortgage notes payable including $60 of
        additional loan fees                                                                 (9,067)

        Purchase of proposed retail property acquisitions and costs of
        renovation and development of Existing Properties                                   (49,760)
                                                                                         ----------
        Net increase in cash and cash equivalents                                            $5,045
                                                                                         ==========
(C)  Reflects the write-off of loan costs relating to repayment of
     mortgage notes payable                                                                    $118
                                                                                         ==========
(D)  Reflects the repayment of mortgage notes payable of $9,067,
     net of $60 of additional loan fees                                                      $9,007
                                                                                         ==========

                                       F-6


(E)  Reflects the sale of 4,700 shares of common stock in the Offering
     Proceeds from the Offering                                                             $69,325
     Costs associated with the Offering                                                      (5,453)
     Additional loan fees resulting from the early repayment of mortgage
     notes payable                                                                              (60)
                                                                                         ----------
Net proceeds after expenses and loan fees                                                   $63,812
                                                                                         ==========
Par value of common stock to be issued in the Offering                                       $4,700
Additional paid-in capital from the net proceeds of the Offering                             59,112
                                                                                         ----------
                                                                                            $63,812
                                                                                         ==========

2. Adjustments to the Pro Forma Consolidated Statements of Operations

     The pro forma adjustments to the Pro Forma Consolidated Statements of Operations for the six months ended June 30, 1997 and the year ended December 31, 1996 are as follows:

                                                                                     SIX MONTHS           YEAR
                                                                                        ENDED             ENDED
                                                                                    JUNE 30, 1997   DECEMBER 31, 1996
                                                                                    ---------------------------------
(F)  Reflects the pro forma net effect of a full year of operations of West Lake,
     Sky Lake, Forest Edge and Monument Pointe shopping centers

        Rental income                                                                     $440            $2,886
        Operating expenses                                                                 (57)             (635)
        Depreciation and amortization                                                      (61)             (346)
                                                                                    ---------------------------------
                                                                                          $322            $1,905
                                                                                    =================================
(G)  Reflects the effect on interest expense as a result of the following:
     Pro forma net effect of a full year of operations of West Lake, Sky Lake,
     Forest Edge and Monument Pointe shopping centers                                      $37              $851

     Increase in interest expense from prepayment penalties                                 60                60

     Decrease in interest expense, including the amortization of deferred
     financing costs, resulting from the repayment of mortgage notes payable              (401)             (810)
                                                                                    ---------------------------------
                                                                                         ($304)             $101
                                                                                    =================================
(H)  Reflects the increase in general and administrative expenses for the
     incremental costs of operating as a public REIT                                       $75              $150
                                                                                    =================================

(I) Pro forma net earnings per share is based upon the following weighted average shares outstanding:

        Common stock outstanding (weighted average)                                      6,949             5,923
        Common stock to be issued in the Offering                                        4,700             4,700
                                                                                    ---------------------------------
                                                                                        11,649            10,623
                                                                                    =================================

EQUITY ONE, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

                                                        JUNE 30,   DECEMBER 31,
                                                          1997         1996
                                                          ----         ----
ASSETS                                                (Unaudited)

Rental Properties:
     Land                                               $30,961       $28,094
     Building and improvements                           81,445        78,612
                                                     ------------------------
                                                        112,406       106,706
Less accumulated depreciation                            (6,003)       (4,849)
                                                     ------------------------
     Rental properties, net                             106,403       101,857
Cash and cash equivalents                                 4,558         1,951
Accounts and other receivables, net                         824           800
Securities available for sale                             5,589         4,528
Deposits                                                  1,403           510
Prepaid and other assets                                  1,210         1,165
Deferred financing costs, net                               886         1,011
                                                     ------------------------
          Total assets                                 $120,873      $111,822
                                                     ========================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
Mortgage notes payable                                  $64,916       $66,831
Tenants' security deposits                                  708           694
Accounts payable and accrued expenses                     1,679           950
Deferred rental income                                       76           252
                                                     ------------------------
          Total liabilities                              67,379        68,727
                                                     ------------------------
Commitments and contingencies

Stockholders' equity:
Preferred stock  $1.00 par value, 5,000 shares
     authorized but unissued
Common stock $1.00 par value, 40,000 shares
     authorized; 6,908 and 5,768 shares
     issued and outstanding, respectively                 6,908         5,768
Additional paid-in capital                               48,111        38,852
Notes receivable from stock sales                        (1,525)       (1,525)
                                                     ------------------------
          Total stockholders' equity                     53,494        43,095
                                                     ------------------------
Total liabilities and stockholders' equity             $120,873      $111,822
                                                     ========================

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS  OF OPERATIONS
(Amounts in thousands, except per share amounts)

                                                     FOR THE SIX MONTHS
                                                            ENDED
                                                           JUNE 30,
                                                    ---------------------
                                                     1997           1996
                                                     ----           ----
Revenues:
Rental income                                       $9,361         $8,000
Investment revenue                                     312             42
                                                    ---------------------
     Total revenues                                  9,673          8,042
                                                    ---------------------
Costs and expenses:
Operating expenses                                   2,743          2,341
Depreciation and amortization                        1,178          1,010
Interest                                             2,939          2,648
General and administrative expenses                    241            213
                                                    ---------------------
     Total costs and expenses                        7,101          6,212
                                                    ---------------------

Net income                                          $2,572         $1,830
                                                    =====================
Net earnings per share (Restated, see Note 1)        $0.37          $0.34
                                                    =====================

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996
(Amounts in thousands)

                                                                   NOTES                         TOTAL
                                                 ADDITIONAL      RECEIVABLE                     STOCK-
                                     COMMON        PAID-IN          FROM         RETAINED      HOLDERS'
                                     STOCK         CAPITAL      STOCK SALES      EARNINGS       EQUITY
                                    -------------------------------------------------------------------
BALANCE
  JANUARY 1, 1996                    $4,374        $24,765                                      $29,139

Net income                                                                        $1,830          1,830

Issuance of common stock              1,014         11,782                                       12,796

Dividends paid                                                                    (1,775)        (1,775)

Notes receivable from stock sales                                  ($1,129)                      (1,129)
                                    -------------------------------------------------------------------
BALANCE
  JUNE 30, 1996 (Unaudited)          $5,388        $36,547         ($1,129)          $55        $40,861
                                    ===================================================================

BALANCE
  JANUARY 1, 1997                    $5,768        $38,852         ($1,525)                     $43,095

Net income                                                                        $2,572          2,572

Issuance of common stock              1,140          9,467                                       10,607

Dividends paid                                        (208)                       (2,572)        (2,780)
                                    -------------------------------------------------------------------
BALANCE
  JUNE 30, 1997 (Unaudited)          $6,908        $48,111         ($1,525)           $0        $53,494
                                    ===================================================================

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------
                                                 FOR THE SIX MONTHS
                                                   ENDED JUNE 30,
                                               1997              1996
                                                     (UNAUDITED)
OPERATING ACTIVITIES:
 Net income                                  $2,572              $1,830
 Adjustments to reconcile net income
  to net cash provided by
   operating activities:
   Depreciation and amortization              1,335               1,067
   Provision for losses on accounts
    receivable                                   23
   Loss (gain) on sales of securities             5                  (3)
   Changes in assets and liabilities:
    Accounts and other receivables              (47)                342
    Deposits                                   (892)               (593)
    Prepaid and other assets                    (63)                (47)
    Accounts payable and accrued
     expenses                                   729               1,349
    Tenants' security deposits                   13                  30
    Deferred rental income                     (176)                (34)
    Due from related parties                     (7)                 39
                                              -----               -----
    Net cash provided by operating
     activities                               3,492               3,980
                                              -----               -----
INVESTING ACTIVITIES:

 Acquisition of rental property              (5,204)             (1,193)
 Acquisition of building improvements          (496)             (1,168)
 Purchases of securities                     (3,950)             (1,199)
 Sales and prepayments of securities          2,884                  65
                                             ------              ------
    Net cash used in investing activities    (6,766)             (3,495)
                                             ------              ------

FINANCING ACTIVITIES:

 Due to stockholders                                             (2,130)
 Repayments of mortgage notes payable       (18,063)               (629)
 Borrowings under mortgage notes payable     16,148
 Stock subscription and issuance             10,607              11,667
 Cash dividends paid to stockholders         (2,780)             (1,775)
 Deferred financing costs                       (31)               (120)
                                             ------              ------
    Net cash provided by financing
     activities                               5,881               7,013
                                             ------              ------

NET INCREASE IN CASH AND
 CASH EQUIVALENTS                             2,607               7,498

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                          1,951                 770
                                             ------              ------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD                               $4,558              $8,268
                                             ======             ======
SUPPLEMENTAL DISCLOSURE:
 Cash paid for interest                      $2,755              $2,523
                                             ======              ======
 Common stock issued for notes
  receivable                                                     $1,129
                                                                 ======

The accompanying notes are an integral part of these unaudited condensed financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements of the Company should be read in conjunction with the audited consolidated financial statements included elsewhere herein. Accordingly, certain disclosures accompanying the annual consolidated financial statements prepared in accordance with generally accepted accounting principles are omitted. In the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for fair presentation of the condensed consolidated financial statements have been included. The current period's results of operations are not necessarily indicative of results which ultimately may be achieved for the year.

The condensed consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries. All intercompany balances have been eliminated.

NEW ACCOUNTING PRONOUNCEMENTS - In February 1997, SFAS No. 128, EARNINGS PER SHARE was issued. SFAS No. 128, which supersedes APB Opinion No. 15, requires a dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share excludes dilution and is computed by dividing income or loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share is computed similarly to fully diluted earnings per share under APB Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. When adopted, all prior-periods earnings per share data are required to be restated.

In February 1997, SFAS No. 129, DISCLOSURE OF INFORMATION ABOUT CAPITAL STRUCTURE was issued. SFAS No. 129, which applies to all entities that have issued securities, requires in summary form, the pertinent rights and privileges of the various securities outstanding. Examples of information that shall be disclosed are dividends and liquidation preferences, participation rights, call prices and dates, conversion or exercise prices or rates and pertinent dates, sinking-fund requirements, unusual voting rights, and significant terms of contracts to issue additional shares. SFAS No. 129 is effective for financial statements issued for periods ending after December 15, 1997.

NET EARNINGS PER SHARE - Net earnings per share is calculated by dividing net earnings by the weighted average number of common shares and common share equivalents outstanding during the six month period. The weighted average number of shares outstanding and used in the calculation of net earnings per share was restated for the subsequent stock split, see Note 2, and was 6,949,107 and 5,412,144 in 1997 and 1996, respectively.

2.       SUBSEQUENT EVENT

On July 15, 1997, the Company's Board of Directors declared and paid a two-for-one split of the Company's common stock in the form of a 100% stock dividend to stockholders on July 15, 1997. A total of 3,454,065 shares of common stock were issued in connection with the split. The stated par value of each share was not changed from $1.00. A total of $3,454,065 was reclassified from the Company's additional paid in capital account to the Company's common stock account. All share and per share amounts have been restated to retroactively reflect the stock split.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
    Equity One, Inc.:

We have audited the accompanying consolidated balance sheets of Equity One, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Equity One, Inc. and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Deloitte and Touche LLP
Miami, Florida
February 15, 1997
(July 15, 1997 as to Note 10)

                       EQUITY ONE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1995
                        (IN THOUSANDS EXCEPT SHARE DATA)


ASSETS                                                   1996          1995
                                                         ----          ----
Rental properties:

  Land                                                $   28,094    $   23,358
  Buildings and improvements                              78,612        69,412
                                                      ----------    ----------
                                                         106,706        92,770
     Less accumulated depreciation                         4,849         2,832
                                                      ----------    ----------
        Rental properties, net                           101,857        89,938

Cash and cash equivalents                                  1,951           770
Accounts and other receivables, net                          800           922
Securities available for sale                              4,528           160
Deposits                                                     510           623
Prepaid and other assets                                   1,165         1,120
Deferred financing costs, net                              1,011           937
                                                      ----------    ----------
   Total assets                                       $  111,822    $   94,470
                                                      ==========    ==========

LIABILITIES, COMMON STOCK ISSUED WITH PUT OPTION
AND STOCKHOLDERS' EQUITY

LIABILITIES:

   Mortgage notes payable                             $   66,831    $   60,583
   Due to stockholders                                                   2,216
   Tenants' security deposits                                694           552
   Accounts payable and accrued expenses                     950           917
   Deferred rental income                                    252            63
                                                      ----------    ----------
      Total liabilities                                   68,727        64,331
                                                      ----------    ----------

COMMON STOCK ISSUED WITH PUT OPTION - 144,000 SHARES        -0-          1,000
                                                      ----------    ----------
COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDERS' EQUITY:

   Preferred stock, $1 par value - 5,000,000 shares
      authorized but unissued
   Common stock, $1 par value - 40,000,000 shares
      authorized; 5,768,418 and 4,517,558 shares
      issued and outstanding for 1996 and 1995,
      respectively                                         5,768         4,374

   Additional paid-in capital                             38,852        24,765
   Notes receivable from stock sales                      (1,525)         -0-
                                                      ----------    ----------
      Total stockholders' equity                          43,095        29,139
                                                      ----------    ----------

   Total liabilities and stockholders' equity         $  111,822    $   94,470
                                                      ==========    ==========

See accompanying notes to the consolidated financial statements.

                       EQUITY ONE, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                        1996       1995       1994
                                                        ----       ----       ----
RENTAL INCOME                                        $ 16,337   $ 10,792   $  6,125
                                                     --------   --------   --------
INVESTMENT REVENUE:

   Interest                                               239        497        166
   Dividends                                              111         23         42
   Realized gain (loss) on securities, net                 27         36       (135)
                                                     --------   --------   --------
      Total investment revenue                            377        556         73
                                                     --------   --------   --------

COSTS AND EXPENSES:

   Operating expenses                                   4,832      3,293      2,236
   Depreciation and amortization                        2,067      1,496        996
   Interest                                             5,380      3,498      2,099
   General and administrative expenses                    515        549        504
                                                     --------   --------   --------
      Total costs and expenses                         12,794      8,836      5,835
                                                     --------   --------   --------

INCOME BEFORE INCOME TAXES                              3,920      2,512        363

INCOME TAXES                                                                    130
                                                     --------   --------   --------
NET INCOME                                           $  3,920   $  2,512   $    233
                                                     ========   ========   ========

NET EARNINGS PER SHARE (Restated, see Note 1)        $   0.65   $   0.51   $   0.07
                                                     ========   ========   ========

See accompanying notes to the consolidated financial statements.

                       EQUITY ONE, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                                 (IN THOUSANDS)

                                                          NET          NOTES        RETAINED       TOTAL
                                         ADDITIONAL   UNREALIZED     RECEIVABLE     EARNINGS       STOCK-
                                COMMON     PAID-IN    HOLDING LOSS      FROM      (ACCUMULATED    HOLDERS'
                                 STOCK     CAPITAL    ON SECURITIES  STOCK SALES     DEFICIT)      EQUITY
                                 -----     -------    -------------  -----------     -------      --------

BALANCE,
  DECEMBER 31, 1993            $  2,546    $ 10,276    $    (71)                    $   (147)   $  12,604

  Issuance of common stock        1,764      14,154                                                15,918

  Net income                                                                             233          233

  Change in net unrealized
    holding loss on securities
    available for sale                                      43                                         43
                               ---------   --------   --------                      --------     --------

BALANCE,
  DECEMBER 31, 1994               4,310     24,430        (28)                            86       28,798

  Issuance of common stock           64        559                                                    623

  Net income                                                                           2,512        2,512

  Dividends paid                              (224)                                   (2,598)      (2,822)

  Change in net unrealized
    holding loss on securities
    available for sale                                     28                                          28
                              ---------   --------   --------                       --------     --------

BALANCE,
  DECEMBER 31, 1995               4,374     24,765                                                 29,139

  Issuance of common stock        1,250     13,490                                                 14,740

  Conversion of common
    stock issued with
    put option to equity            144        856                                                  1,000

  Net income                                                                           3,920        3,920

  Dividends paid                              (259)                                   (3,920)      (4,179)

  Notes receivable from
    stock sales                                                     $ (1,525)                      (1,525)
                              ---------   --------   --------       --------        --------     --------
BALANCE,
  DECEMBER 31, 1996           $   5,768   $ 38,852   $      0       $ (1,525)       $      0     $ 43,095
                              =========   ========   ========       ========        ========     ========

See accompanying notes to the consolidated financial statements.

                        EQUITY ONE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
          YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 (IN THOUSANDS)

                                                                    1996      1995       1994
                                                                    ----      ----       ----
OPERATING ACTIVITIES:
  Net income                                                     $   3,920  $  2,512   $    233
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                    2,282     1,578      1,049
    (Gain) loss on sales of securities                                 (27)      (36)       135
    Changes in assets and liabilities (net of acquisition):
      Accounts and other receivables                                   122      (651)       489
      Deposits                                                         113      (262)      (194)
      Prepaid and other assets                                        (112)      (75)        (7)
      Accounts payable and accrued expenses                             67       250        370
      Income tax liability                                             (34)      (35)        70
      Tenants' security deposits                                       142       219        225
      Deferred rental income                                           189       (57)       114
      Due to related party                                               0         0         (2)
      Due from related party                                            18        26        (49)
                                                                  --------  --------   --------
      Net cash provided by operating activities                      6,680     3,469      2,433
                                                                  --------  --------   --------
INVESTING ACTIVITIES:
  Acquisition of rental property                                   (13,936)  (40,722)   (29,556)
  Purchases of securities                                           (7,029)   (3,601)    (3,540)
  Proceeds from sales and principal payments on securities           2,688     6,812      2,696
  Change in deposits for acquisition of rental property                  0         0        220
  Repayment of notes receivable                                          0       300        425
                                                                  --------  --------   --------
      Net cash used in investing activities                        (18,277)  (37,211)   (29,755)
                                                                  --------  --------   --------
FINANCING ACTIVITIES:
  Due to stockholders                                               (2,216)    2,216          0
  Repayments of mortgate notes payable                              (4,352)     (729)      (452)
  Borrowings under mortgage notes                                   10,599    28,620     17,599
  Deferred financing costs                                            (289)     (467)      (339)
  Stock subscription and issuance                                   13,215       623     15,918
  Cash dividends paid to stockholders                               (4,179)   (2,822)         0
                                                                  --------  --------   --------
      Net cash provided by financing activities                     12,778    27,441     32,726
                                                                  --------  --------   --------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                   1,181    (6,301)     5,404

CASH AND CASH EQUIVALENTS, BEGINNING
  OF PERIOD                                                            770     7,071      1,667
                                                                  --------  --------   --------
CASH AND CASH EQUIVALENTS, END OF PERIOD                          $  1,951  $    770   $  7,071
                                                                  ========  ========   ========
SUPPLEMENTAL SCHEDULE OF CASH
  AND NONCASH ITEMS:

  ACQUISITION:
    Other receivables                                                                  $      8
    Other assets                                                                            992
                                                                                       --------
    Common stock issued with put option                                                $  1,000
                                                                                       ========
  Conversion of common stock issued
    with put option to equity                                     $  1,000
                                                                  ========
  Cash paid for interest                                          $  4,752  $  3,513   $  1,956
                                                                  ========  ========   ========
  Cash paid for income taxes                                                $     36   $     60
                                                                            ========   ========
  Common stock issued for notes receivable                        $  1,525
                                                                  ========
  Change in unrealized depreciation in securities
    available for sale                                                      $     28   $     43
                                                                            ========   ========

See accompanying notes to the consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
--------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      GENERAL - Equity One, Inc. (the "Company") was incorporated in Maryland on June 15, 1992, as a wholly-owned subsidiary of Gazit Holdings, Inc. During 1996, Gazit Holdings, Inc. transferred all of its stock ownership to Gazit
      (1995), Inc. ("Gazit") ( See Note 6). During 1996 and 1995, additional shares of stock were issued to both affiliated and unaffiliated entities, reducing Gazit's holdings in the Company to approximately 37% and 45% as of December 31, 1996 and 1995, respectively.

      Effective January 1, 1994 the Company acquired Global Realty and Management, Inc. ("Global"), the property manager for four of the Company's properties at the time of acquisition respresenting approximately 30% of Global's revenues. The acquisition was accounted for as a purchase. The outstanding common stock of Global was exchanged for 144,000 shares of the Company's common stock and 48,000 Class B warrants to purchase the Company's common stock at $8.25 per share through December 31, 1996. The Class B warrants were issued to all common stockholders on a pro rata basis based on their percentage of common stock owned. The former stockholder of Global was granted an option to "put" his newly acquired Company stock to the Company for $1,000 for a five-year period. During 1996, the Company canceled the put option in exchange for a similar put option to be issued by certain stockholders of the Company. On December 30, 1996, the former stockholder of Global exercised the 48,000 Class B warrants to purchase the Company's common stock at $8.25 per share. The Company provided a $396 loan for a six year period for the purpose of exercising the Class B warrants held by the former stockholder. The loan bears interest at 5.25% per year. The loan has been offset against stockholders' equity. Additionally, the Company entered into an employment agreement with the former stockholder for a period of 7 years with an option to extend the agreement for another 7 years. The former stockholder is entitled to remuneration of $180 per year, effective January 1, 1996 and options to purchase 150,000 shares in the Company at an exercise price of $12.38 per share under the Company's 1995 Stock Option Plan (the "Plan").

      The Company currently owns and operates fourteen retail properties and two mixed use (office/retail) properties and one mini-warehouse located in Florida and Texas, comprising approximately 87% and 13% of the total rentable square footage, respectively. In addition, Winn-Dixie Stores Inc., and Publix Supermarkets Inc., rent approximately 16% and 7%, 10% and 7%, and 13% and 4% of the total rentable square footage, for 1996, 1995 and 1994, respectively.

      BASIS OF CONSOLIDATION - The consolidated financial statements include the accounts of Equity One, Inc. and its wholly-owned subsidiaries (collectively the "Company"): Florida Del Rey Holdings II, Inc., Gazit (Meridian), Inc., Four Corners Equity Corp., Equity One (Beta), Inc., Equity One (Eustis Square), Inc., Equity One (Parker Towne Center), Inc., Global Realty and Management, Inc., Equity One (Commonwealth), Inc., Equity One (Alpha), Inc., Equity One (Mandarin), Inc., Equity One (Atlantic Village), Inc., Equity One (Epsilon), Inc., Equity One (Point Royal), Inc., Equity One (Lake Mary), Inc., Equity One (Olive), Inc., Equity One (West Lake), Inc., Equity One (Forest Edge), Inc., Equity One (Oak Hill), Inc., and Equity One (Delta), Inc. All subsidiaries hereinafter are referred to as "the Consolidated Companies." All intercompany balances and transactions have been eliminated.

      CASH AND CASH EQUIVALENTS - For purposes of the statements of cash flows, the Company considers certificates of deposit with an initial maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of the following as of December 31, 1996 and 1995:

                                                    1996         1995
                                                    ----         ----

          Cash                                    $1,828        $ 770
          Certificates of deposit                    123
                                                  ------        -----
          Total                                   $1,951        $ 770
                                                  ======        =====

      INVESTMENT SECURITIES - Investment securities are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, which the Company adopted during 1993. Under SFAS No. 115, investment securities must be classified and accounted for under the following conditions:

         TRADING ACCOUNT SECURITIES - Trading account securities are held in anticipation of short-term sales or market movements. Trading account securities are stated at fair value. Gains or losses on the sale of trading account securities, as well as unrealized fair value adjustments, are included in operating income.

         SECURITIES AVAILABLE FOR SALE - Securities to be held for unspecified periods of time including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, or other similar factors, are classified as available for sale and are carried at fair value. Unrealized gains or losses are reported as a net amount in a separate component of stockholders' equity until realized. As of December 31, 1996 and 1995, all of the Company's securities are classified as securities available for sale.

         SECURITIES HELD TO MATURITY - Securities that management has a positive intent and the ability to hold to maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts over the life of the securities using a method which approximates the level yield method.

      DEPOSITS - Deposits are comprised of funds held by various institutions for future payments of taxes and insurance, utility and other service deposits.

      RENTAL PROPERTY - Rental property is stated at cost. Major renewals and betterments are capitalized. Maintenance, repairs and minor renewals are charged to operating expense as incurred. Depreciation is provided for using the straight-line method over the estimated useful lives of the assets which range from 5 to 40 years, except for building improvements related to leasehold improvements which are depreciated over the lesser of the assets' useful lives or the terms of the related leases.

      LONG-LIVED ASSETS - In accordance with Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF (SFAS No. 121), long-lived assets, such as property, certain identifiable intangibles, and goodwill related to those assets to be held and used are to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of an asset may not be recoverable. There were no assets considered impaired under the provision of the Statement.

      DEFERRED FINANCING COSTS - Deferred financing costs consist of loan origination and other fees directly related to the rental property financing with third parties. The fees are being amortized using the straight-line method over the term of the notes, ranging from 5 to 30 years.

      RENTAL INCOME - Rental income is recognized on a straight-line basis over the terms of the respective leases and is comprised of minimum rentals, contingent rentals and the pass-through of certain expenses. Contingent rentals are generally received from tenants based on their gross sales. For the years ended December 31, 1996, 1995 and 1994, contingent rentals recognized by the Company were approximately $153, $87 and $80, respectively.

      INCOME TAXES -There is no provision for income tax expense for the year ended December 31, 1996 and 1995, as a result of the Company changing to real estate investment trust ("REIT") status, effective January 1, 1995. The Company is not taxed on its taxable operating income if it distributes such income to stockholders in conformity with the requirements of the Internal Revenue Code and meets certain other requirements. Company management is of the opinion that they are complying with the requirements of REIT status and hence starting from January 1, 1995 the Company is a REIT for income tax purposes. The Company intends to continue to meet such requirements and distribute any of its future taxable operating income in conformity with such requirements. Distributed capital gains on sales of real estate are not subject to tax; however, undistributed capital gains are taxed as capital gain.

      PERVASIVENESS OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      NEW ACCOUNTING PRONOUNCEMENTS - In October 1995, SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, was issued. SFAS No. 123, encourages, but does not require a fair value based method of accounting for employee stock options or similar equity instruments. Entities which elect not to adopt the fair value method of accounting are required to make pro-forma disclosures of net income and earnings per share as if the fair value method were adopted. The company has not adopted the fair value method and therefore continues to apply the intrinsic method of measuring stock based compensation under APB 25. There was no effect upon not adopting the fair value method.

      In February 1997, SFAS No. 128, EARNINGS PER SHARE was issued. SFAS No. 128, which supersedes APB Opinion No. 15, requires a dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share excludes dilution and is computed by dividing income or loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share is computed similarly to fully diluted earnings per share under APB Opinion 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. When adopted, all prior-period earnings per share data are required to be restated but are not expected to differ materially from the historical amounts.

      In February 1997, SFAS No. 129, DISCLOSURE OF INFORMATION ABOUT CAPITAL STRUCTURE was issued. SFAS No. 129, which applies to all entities that have issued securities, requires in summary form, the pertinent rights and privileges of the various securities outstanding. Examples of information that shall be disclosed are dividends and liquidation preferences, participation rights, call prices and dates, conversion or exercise prices or rates and pertinent dates, sinking-fund requirements, unusual voting rights, and significant terms of contracts to issue additional shares. SFAS No. 129 is effective for financial statements issued for periods ending after December 15, 1997.

      FAIR VALUE OF FINANCIAL INSTRUMENTS - The estimated fair values of financial instruments have been determined by the Company using available market information and appropriate valuation methods in accordance with Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. The Company has used the following market assumptions and/or estimation methods:

         CASH AND CASH EQUIVALENTS, ACCOUNTS AND OTHER RECEIVABLES AND ACCOUNTS PAYABLE - The carrying amounts reported in the consolidated balance sheets are reasonable estimates of fair value due to their short term nature.

         INVESTMENT SECURITIES - Fair values are based on quoted market prices, dealer quotes, and independent pricing services. The carrying value approximates fair value due to the nature of the investments due to their short-term nature.

         MORTGAGE NOTES PAYABLE - The estimated fair value at December 31, 1996 and 1995 was $63,016 and $57,065, respectively, calculated based on the net present value of payments over the term of the notes using estimated market rates for similar notes payable.

         INTEREST RATE CAP AGREEMENTS - The fair value is based on dealer quotes and generally represents an estimate of the amount the Company would be paid to terminate the agreement at the reporting date. The fair value at December 31, 1996 and 1995 was $6 and $0, respectively.

      The fair value estimates presented herein are based on information available to management as of the reporting dates. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

      NET EARNINGS PER SHARE - Net earnings per share is calculated by dividing net earnings by the weighted average number of common shares and common stock equivalents outstanding during each year. The weighted average number of shares outstanding and used in the calculation were restated for the subsequent stock split, see Note 10, and were 5,923,250, 5,375,580 and 3,453,792 in 1996, 1995 and 1994, respectively.

2.    SECURITIES AVAILABLE FOR SALE

      As of December 31, 1996 and 1995, there were no material differences between amortized cost and fair value. For the years ended December 31, 1996, 1995 and 1994, the Company had gross securities sales of $2,411, $6,776 and $2,831 resulting in gross realized gains of $32, $52 and $26 and gross realized losses of $5, $16 and $161, respectively.

      At December 31, 1996 and 1995, debt securities, mortgage-backed securities and U.S. government obligations all mature within five years. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

3.    ACCOUNTS AND OTHER RECEIVABLES

          Composition in the consolidated balance sheets:       1996       1995
                                                                ----       ----

           Tenants                                              $ 746     $ 907
           Accrued interest receivable - institutions              38
           Employee loans and advances                             16        15
                                                               ------     -----
                    Total                                       $ 800     $ 922
                                                               ======     =====

      The accounts receivable balances do not include a valuation allowance as the Company has historically had minor charge-offs.

4.    RENTAL PROPERTY

      Composition in the consolidated balance sheets:


                                                  LAND,
                                                BUILDINGS
                                                  AND            BUILDING
      COST                                      EQUIPMENT      IMPROVEMENTS      TOTAL
                                                ---------      ------------      -----
      Balance at beginning of year              $ 90,595        $2,175         $92,770
      Additions in the reporting year             12,381         1,555          13,936
                                               ---------      --------        --------
      Balance at end of year                     102,976         3,730         106,706
                                               ---------      --------        --------
      ACCUMULATED DEPRECIATION

      Balance at beginning of year                (2,622)         (210)         (2,832)
      Depreciation for the year                   (1,854)         (163)         (2,017)
                                               ---------      --------        --------
      Balance at end of year                      (4,476)         (373)         (4,849)
                                               ---------      --------        --------
      Undepreciated balance
        as of December 31, 1996                 $ 98,500       $ 3,357        $101,857
                                               =========      ========        ========
      Undepreciated balance
        as of December 31, 1995                 $ 87,973       $ 1,965        $ 89,938
                                               =========      ========        ========

      Substantially all of the Company's rental property serves as collateral to non-recourse mortgages payable totaling $66,831 and $60,583 as of December 31, 1996 and 1995, respectively (See Note 5).

      Assets are depreciated on a straight-line basis over their estimated useful lives, as follows:

       Buildings                              33 to 40 years
       Building/leasehold improvements         5 to 40 years
       Furniture and equipment                 5 to 7 years

5.    MORTGAGE NOTES PAYABLE

      Mortgage notes payable consist of the following:

                                                             1996           1995
                                                             ----           ----
       Mortgage payable, 8.125%, payable in monthly
        installments of $29 including interest,
        unpaid balance due August 31, 2011,
        collateralized by rental property
        (Financed through an Insurance Company)           $  3,015      $  3,036

       Mortgage payable, 9.49%, payable in monthly
        installments of $26 including interest,
        unpaid balance due March 1, 2003,
        collateralized by rental property
        (Financed through an Insurance Company)              3,001         3,026

       Mortgage payable, 8.25%, payable in monthly
        installments of $8 including interest,
        unpaid balance due August 1, 2000,
        collaterized by rental property
        (Financed through an Insurance Company)                924           939

       Mortgage payable, 9%, payable in monthly
        installments of $55 including interest,
        unpaid balance due July 1, 2002,
        collaterized by rental property
        (Financed through an Insurance Company)              5,482         5,638

       Mortgage payable, 8.5%, interest only payable
        monthly through January 1, 1996 with monthly
        installments of $21 including interest
        commencing January 1, 1996, unpaid balance due
        September 30, 1998, collateralized by rental
        property (Financed through an Insurance Company)     2,351         2,400


       Mortgage payable, 7.75% through August 1,
        1997, at which time the rate will adjust,
        payable in monthly installments of $115
        including interest, at which time the remaining
        principal is payable unless the lender extends the
        loan. Under the terms of the note, the lender shall
        not declare the note to be due and payable provided
        that the Company has satisfied all of the lender's
        conditions as set forth in the note agreement.
        Under the terms of the note, the lender has the
        option to extend the loan for two three-year
        periods at an interest rate to be determined
        by the lender. Interest at this rate plus principal
        payments amortizing the remaining balance over a
        17 and 14 year period at each of the option dates,
        respectively, are payable monthly and any remaining
        principal due on August 1, 2003. The Company has
        entered into a cap agreement to hedge its interest
        rate risk as discussed below. The loan is
        collateralized by rental property. (Financed
        through an Insurance Company)                        13,221       13,561

                                                             1996           1995
                                                             ----           ----

       Mortgage payable, 8.75%, payable in monthly
        installments of $19 including interest,
        unpaid balance due June 30, 2000,
        collaterized by rental property
        (Financed through a Bank)                         $  2,247      $  2,277

       Mortgage payable, 6.375%, payable in monthly
        installments of $8 including interest,
        unpaid balance due May 10, 1999,
        collaterized by rental property
        (Financed through an Insurance Company)              1,227         1,244

       Mortgage payable, 8.15%, payable in monthly
        installments of $37 including interest,
        unpaid balance due July 1, 2002,
        collaterized by rental property
        (Financed through an Insurance Company)              4,044         4,150

       Mortgage payable, 7.625%, payable in monthly
        installments of $20 including interest,
        unpaid balance due January 1, 2006,
        collaterized by rental property
        (Financed through an Insurance Company)              2,445         2,500

       Mortgage payable, 9.35%, payable in monthly
        installments of $23 including interest,
        unpaid balance due March 1, 2002,
        collaterized by rental property
        (Financed through an Insurance Company)              2,419         2,467

       Mortgage payable, 7.95%, payable in monthly
        installments of $50 including interest,
        unpaid balance due July 15, 2010,
        collaterized by rental property
        (Financed through an Insurance Company)              5,816         5,946

       Mortgage payable, 7.85%, payable in monthly
        installments of $111 including interest,
        unpaid balance due December 1, 2010,
        collaterized by rental property
        (Financed through an Insurance Company)             13,109        13,399

       Mortgage payable, 8.25%, payable in monthly
        installments of $19 including interest,
        unpaid balance due October 1, 2002,
        collaterized by rental property
        (Financed through an Insurance Company)              2,058

      Mortgage payable, 7.875%, through July 1, 2006
       payable in monthly installments of $46 including
       interest, at which time the lender will adjust the
       rate of interest equal to the sum of "Moody's" "A"
       corporate bond index daily rate plus .375%, rounded
       to the next highest one-eighth percentage rate. An
       additional disbursement of $480 will be made by the
       lender after certain conditions and terms are met,
       including but not limited to the construction of a
       restaurant, at which time the monthly installment
       will increase to $50. The unpaid balance is due
       June 30, 2016, collateralized by rental property
       (Financed through an Insurance Company)               5,472
                                                           -------       -------
      Total                                                $66,831       $60,583
                                                           =======       =======

      Principal maturities of the mortgage notes payable as of December 31, 1996 are as follows:

        YEAR ENDING
        DECEMBER 31,
        ------------

        1997                                           $  1,655
        1998                                              4,037
        1999                                              3,057
        2000                                              4,951
        2001                                              3,118
        Thereafter                                       50,013
                                                       --------
        Total                                          $ 66,831
                                                       ========

      As of December 31, 1996 and 1995, the Company had outstanding an off balance sheet interest rate cap on a variable rate obligation, which protects the Company from rising interest rates. This cap has a notional amount of $13,000.

      On February 14, 1997, the Company refinanced the mortgage note payable of 7.75% with a principal balance of $13,221 as of December 31, 1996, referred to above. The principal amount received was $13,400. The new loan bears an interest rate of 7.68% per year. The monthly installments are $115 including interest. The new loan is repayable in periodic installments and matures in 2015.

6.    RELATED PARTY TRANSACTIONS

      An affiliated entity, Gazit U.S.A., Inc., has provided the Company with office space, office services and certain management and consulting services for which the Company pays a management fee. For the years ended December 31, 1995 and 1994 such fee totaled $150 and $172 respectively, and is included in general and administrative expenses in the accompanying consolidated statements of operations.

      The Company provides an affiliated entity, Gazit U.S.A., Inc., with office space, office services and certain management and consulting services for which the Company receives a management fee. For the year ended December 31, 1996, such fees totaled $10 and is included as an offset to general and administrative expenses in the accompanying consolidated statements of operations.

      As of December 31, 1995, the Company had notes payable of $2,200 to three of its stockholders bearing interest at 10%, payable on demand. Interest expense related to these notes for the years ended December 31. 1996 and 1995 was $96 and $16, respectively. These notes were repaid in June, 1996.

7.    INCOME TAXES

      There is no income tax provision for 1996 and 1995 due to the Company's change to real estate investment trust status (See Note 1).

      As of December 31, 1996 and 1995, the Company had a capital loss carryforward of $72 and $99, respectively.

8.    FUTURE MINIMUM RENTAL INCOME, COMMITMENTS AND CONTINGENCIES

      Future minimum rental income under noncancelable leases approximates the following as of December 31, 1996:

        YEAR ENDING
        DECEMBER 31,
        ------------

        1997                                           $ 13,334
        1998                                             11,609
        1999                                             10,234
        2000                                              8,848
        2001                                              7,780
        Thereafter                                       54,170
                                                       --------
        Total                                          $105,975
                                                       ========

      During 1996, the Company obtained a line of credit of $2,500 secured by rental property.

      During 1996, the Company pledged a letter of credit for $1,500 as additional security on one of its properties. The letter of credit is collateralized by securities held by the Company at December 31, 1996.

      The Company is subject to litigation in the normal course of business, none of which, in the opinion of management, will have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

9.    STOCKHOLDERS' EQUITY

      As of December 31, 1996 and 1995, the Company has authority to issue 45,000,000 shares, of which 40,000,000 are shares of common stock and 5,000,000 are shares of preferred stock. The Company had Class A and B warrants issued and outstanding to purchase 735,000 and 1,141,734 shares of the Company's common stock as of December 31, 1995. Each Class A warrant is exercisable at $5.25 per share and expires on December 31, 1998. Each Class B warrant was exercisable at $8.25 per share.

      On December 30, 1996, 235,610 Class B warrants were exercised at $8.25 per share and the remaining 906,124 warrants exchanged proportionately for 1,340,000 Class C warrants. The Company authorized the issuance of up to 1,400,000 Class C warrants at an exercise price of $8.25 per share and expire on December 31, 1999. As of December 31, 1996, the Company has 1,306,124 Class C warrants issued and outstanding.

      The composition of the number of shares of issued and outstanding common stock is as follows:

                                                            1996      1995
                                                            ----      ----

        Common Stock                                       5,768      4,374
        Common stock issued with put option (Note 1)                    144
                                                          ------      -----
        Total shares issued and outstanding                5,768      4,518
                                                          ======      =====

      During 1996, the Company paid cash dividends of $.75, $.40 and $.45 on June 18, September 30, and December 31, respectively, to all stockholders of record on those dates. Gross dividends paid were $4,179 for the year ended December 31, 1996.

      During 1995, the Company paid cash dividends of $.50, $.25 and $.50 on June 28, September 27, and December 28, respectively, to all stockholders of record on those dates. Gross dividends paid were $2,822 for the year ended December 31, 1995.

      During 1996, two officers exercised stock options for promissory notes. These notes are full recourse promissory notes bearing interest at 5.25% and 6.86%, respectively, and are collateralized by the stock issued upon exercise of the stock options. Interest is payable annually and principal is due on December 30, 2002 and June 16, 2003, respectively. The notes have been reflected in the financial statements as a reduction of stockholders' equity.

      An officer's Employment Agreement provides that if his employment is terminated for any reason other than Cause, or in the event of a Change in Control (as defined in the Employment Agreement), the officer shall be granted a "put" option giving him the right to tender all of his shares of Common Stock to the Company for purchase at a price per share equal to (i) if the Common Stock is then listed and traded on a securities exchange, the average closing price over the forty-five trading days immediately preceding the date the stock is tendered or (ii) if the Common Stock is not then listed and traded on a securities exchange, the price per share used in a similar third party arms' length sale of Common Stock during the six-month period immediately preceding the tender. If the purchase price cannot be determined in accordance with (i) and (ii) above, the price per share shall be determined by an acceptable arbitrator in accordance with the rules of commercial arbitration, or in the event the parties cannot agree on an arbitrator, an arbitrator appointed by the American Arbitration Association.

10.   SUBSEQUENT EVENT

      On July 15, 1997, the Company's Board of Directors declared and paid a two-for-one split of the Company's Common Stock in the form of a 100% stock dividend to stockholders on July 15, 1997. A total of 3,454,065 shares of common stock were issued in connection with the split. The stated par value of each share was not changed from $1.00. A total of $3,454,065 was reclassified from the Company's additional paid in capital account to the Company's common stock account. All share and per share amounts have been restated to retroactively reflect the stock split.

11.   CONDENSED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                        FIRST     SECOND    THIRD     FOURTH
                                        -----     ------    -----     ------

               1996

      Total revenue                    $ 4,030    $4,012   $4,240     $4,432
      Net income                           907       923    1,138        952
      Net earnings per share           $  0.18    $ 0.19   $ 0.19     $ 0.09

               1995

      Total revenue                    $ 2,271    $2,527   $3,065     $3,485
      Net income                           517       586      713        696
      Net earnings per share           $  0.11    $ 0.12   $ 0.16     $ 0.12

      Quarterly computations of per share amounts which have been restated for the subsequent stock split, see Note 10, are made independently. Therefore, the sum of the per share amounts for the quarters may not agree with the per share amounts for the year.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
   Equity One (West Lake), Inc.:

We have audited the statement of revenues and certain expenses of West Lake Plaza Shopping Center (the "Property") for the year ended December 31, 1996. This financial statement is the responsibility of the Property's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the filing of Form S-11 of Equity One, Inc.). Material amounts, described in Note 1 to the statement of revenues and certain expenses, that would not be comparable to those resulting from future operations of the acquired property are excluded, and the statement is not intended to be a complete presentation of the acquired property's revenues and expenses.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenues and certain expenses of West Lake Plaza Shopping Center for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Deloitte and Touche LLP
Miami, Florida

July 22, 1997

WEST LAKE PLAZA SHOPPING CENTER
STATEMENT OF REVENUES AND CERTAIN EXPENSES
--------------------------------------------------------------------------------

                                       SIX MONTHS IN THE
                                         PERIOD ENDED            YEAR ENDED
                                         JUNE 30, 1997       DECEMBER 31, 1996
                                          (UNAUDITED)
REVENUES:
   Rental income                         $   454,541            $   919,712
   Recoverable expenses                      131,777                212,044
   Other income                                2,272
                                         -----------            -----------
         Total revenues                      588,590              1,131,756
                                         -----------            -----------
CERTAIN EXPENSES:
   Property operating                         66,337                127,121
   Real estate taxes                          67,824                136,380
   Insurance                                  15,048                 31,164
                                         -----------            -----------
         Total certain expenses              149,209                294,665
                                         -----------            -----------
REVENUES IN EXCESS OF CERTAIN EXPENSES   $   439,381            $   837,091
                                         ===========            ===========

See notes to the statement of revenues and certain expenses.

WEST LAKE PLAZA SHOPPING CENTER
NOTES TO THE STATEMENT OF REVENUES AND CERTAIN EXPENSES
--------------------------------------------------------------------------------

1.    BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      West Lake Plaza Shopping Center ("West Lake" or the "Property"), located in Miami, Florida, was acquired by Equity One, (West Lake), Inc. (the "Company") on November 6, 1996. The statement of revenues and certain expenses includes information related to the operations of the Property for the period from January 1, 1996 through November 5, 1996 as recorded by the previous owner, Real Equities Limited Partnership II, and for the period from November 6, 1996 through December 31, 1996 as recorded by Equity One (West Lake), Inc.

      The accompanying historical financial statement information is presented in conformity with Rule 3-14 of the Securities and Exchange Commission. Accordingly, the financial statement is not representative of the actual operations for the year ended December 31, 1996 as certain expenses, which may not be comparable to the expenses expected to be incurred in the future operations of the acquired property, have been excluded. Expenses excluded consist of interest, income taxes, depreciation and amortization, and other costs not directly related to the future operations of the acquired property.

      The statement of revenues and certain expenses for the six month period ended June 30, 1997 has not been audited. In the opinion of management, all adjustments consisting solely of normal recurring adjustments necessary for the fair presentation of the statement of revenues and certain expenses for the interim period have been included. The current period's results of operations are not necessarily indicative of results which ultimately may be achieved for the year.

      MANAGEMENT'S USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      RENTAL INCOME - Rental income is recognized on a straight-line basis over the terms of the related leases.

      PROPERTY OPERATING EXPENSES - Property operating expenses consist primarily of utilities, repairs and maintenance, security and safety, cleaning, and other administrative expenses.

      MANAGEMENT FEES - For the period ended November 5, 1996, the Property was managed by Real Equities Limited Parternship II for a property management fee paid monthly based on an annual rate of 4% of total rental income. For the period from November 6, 1996 through December 31, 1996, the Property was managed by Global Realty and Management, Inc. for a property management fee paid monthly based on an annual rate of 4% of total base rents collected.

      2. OPERATING LEASES

      Operating revenue is principally obtained from tenant rentals under noncancelable operating lease agreements. The future minimum rentals under noncancelable operating lease agreements as of December 31, 1996 are as follows:

      DECEMBER 31                                           AMOUNT

         1997                                            $   819,117
         1998                                                696,251
         1999                                                610,681
         2000                                                549,950
         2001                                                533,106
         Thereafter                                        6,004,968
                                                         -----------
         Total                                           $ 9,214,073
                                                         ===========

                                   * * * * * *

==================================================================

         NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                         ---------------

                        TABLE OF CONTENTS

                                                   PAGE
                                                   ----
Prospectus Summary...................................1
Risk Factors........................................12
Use of Proceeds.....................................24
Distribution Policy.................................25
Dilution............................................28
Capitalization......................................30
Selected Consolidated Financial Data................31
Management's Discussion and Analysis of Financial
   Condition and Results of Operations..............33
Business............................................37
Management..........................................52
Certain Transactions................................58
Policies with Respect to Certain Activities.........60
Principal Stockholders..............................63
Description of Capital Stock........................65
Shares Eligible for Future Sale.....................72
Federal Income Tax Considerations...................73
ERISA Considerations................................83
Underwriting........................................85
Notice to Canadian Residents........................86
Legal Matters.......................................87
Experts.............................................87
Additional Information..............................88
Glossary............................................89
Index to Financial Statements.......................F-1

                         ---------------

         UNTIL __________, 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                EQUITY ONE, INC.

                                4,700,000 SHARES

                                  COMMON STOCK

                                     [LOGO]

                              --------------------
                                   PROSPECTUS
                              --------------------

                           CREDIT SUISSE FIRST BOSTON

                           ________________ __, 1997

==================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 31.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Registrant estimates that expenses payable by the Registrant in connection with the Offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:

           Securities and Exchange Commission registration fee.. $     24,158.71
           NASD filing fee......................................        8,472.37
           New York Stock Exchange listing fee..................      107,700.00
           Printing and engraving expenses .....................      100,000.00
           Accounting fees and expenses.........................      100,000.00
           Legal fees and expenses..............................      200,000.00
           Fees and expenses (including legal fees) for
              qualifications under state securities laws                5,000.00
           Registrar and Transfer Agent's fees and expenses.....        5,000.00
           Miscellaneous........................................       49,668.92
                                                                 ---------------
              Total                                              $    600,000.00
                                                                 ===============

--------------------

All amounts except the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee are estimated.

ITEM 32.      SALES TO SPECIAL PARTIES.

         The following table sets forth the persons to whom the Company sold Common Stock within the last six months at prices varying from the proposed Offering price. Share amounts and purchase prices have been adjusted for the two-for-one stock split effected by the Company on July 15, 1997.

     DATE                   PURCHASER                    PURCHASE             PURCHASE PRICE      PRICE PER SHARE
     ----                   ---------                    --------             --------------      ---------------
   05/09/97      Globe Reit Investments, Ltd.......... 522,404 Shares            $6,692,000             $12.81

   05/21/97      Globe Reit Investments, Ltd..........  35,034 Shares              $450,000             $12.84

   06/17/97      Globe Reit Investments, Ltd..........  38,670 Shares              $500,003             $12.93

   06/17/97      Gazit (1995), Inc.................... 400,000 Shares            $2,050,000             $5.125(1)

   06/17/97      Dan Overseas, Ltd.................... 120,000 Shares              $615,000             $5.125(1)

   06/19/97      Globe Reit Investments, Ltd..........  23,604 Shares              $300,006             $12.71

-------------------------
(1) Represents the exercise of Outstanding Series A Warrants, which warrants were issued by the Company in early 1993.

ITEM 33.      RECENT SALES OF UNREGISTERED SECURITIES.

         (A) Set forth below is information relating to certain sales of an aggregate of 3,098,676 shares of Common Stock within the last three years.

   DATE OF SALE                 PURCHASER                     SHARES PURCHASED         PURCHASE PRICE
   ------------                 ---------                     ----------------         --------------
     09/29/94        Dan Overseas, Ltd....................        10,260 Shares              $85,000

     10/03/94        Gazit Holdings, Inc..................       255,556 Shares           $2,300,000

     10/03/94        Dan Overseas, Ltd....................       138,148 Shares           $1,243,332

     11/07/94        Globe Reit Investments, Ltd..........       300,000 Shares           $2,775,000

     11/25/94        Globe Reit Investments, Ltd..........       430,000 Shares           $4,017,060

     12/07/94        Globe Reit Investments, Ltd..........       266,668 Shares           $2,500,000

     06/28/95        Globe Reit Investments, Ltd..........        63,332 Shares             $622,505

     06/10/96        Chaim Katzman........................       215,000 Shares(1)        $1,128,750

     07/05/96        Globe Reit Investments, Ltd.(2)......       800,000 Shares          $11,668,125

     05/09/97        Globe Reit Investments, Ltd.(2)......       522,404 Shares           $6,692,000

     05/21/97        Globe Reit Investments, Ltd.(2)......        35,034 Shares             $450,000

     06/17/97        Globe Reit Investments, Ltd.(2)......        38,670 Shares             $500,003

     06/19/97        Globe Reit Investments, Ltd.(2)......        23,604 Shares             $300,000

-------------------------
(1) Represents the exercise of Series A Warrants granted to Mr. Katzman in the beginning of 1993.
(2) Represents sales pursuant to the investment agreement between the Company and Globe Reit Investments, Ltd. dated May 21, 1996.

         The aforementioned issuances and sales were made in reliance upon the exemption from registration provisions of the Act afforded by Section 4(2) thereof, as transactions by an issuer not involving a public offering.

         (B) On December 30, 1996, the Company issued an aggregate of 235,500 shares of Common Stock upon the exercise of outstanding Series B Warrants (the "Series B Warrants"). The Series B Warrants were issued by the Company in June 1994.

             PURCHASER             SHARES PURCHASED     AGGREGATE PURCHASE PRICE
             ---------             ----------------     ------------------------
Gazit (1995), Inc.................   101,516 Shares               $837,507

Dan Overseas, Ltd.................    54,984 Shares               $453,618

Globe Reit Investments, Ltd.......     1,240 Shares                $10,320

Doron Valero......................    48,000 Shares               $396,000

Chaim Katzman.....................    25,980 Shares               $214,417

Saul Rickman......................       870 Shares                 $8,002

Martin Klein......................     2,910 Shares                $24,007

         The aforementioned issuances and sales were made in reliance upon the exemption from registration provisions of the Act afforded by Section 4(2) thereof, as transactions by an issuer not involving a public offering.

         (C) On December 30, 1996, the Company issued Series C Warrants in exchange for outstanding Series B Warrants on a pro rata basis. Series C Warrants to purchase an aggregate of 1,306,124 shares of Common Stock were issued in connection with this exchange. The Series C Warrants are exercisable at an exercise price of $8.25 per share, the exercise price of the Series B Warrants and expire on December 31, 1999. The Series C Warrants were issued as follows:

                     STOCKHOLDER                     SHARES SUBJECT TO WARRANTS
                     -----------                     --------------------------
Gazit (1995), Inc.................................          542,136 Shares

Dan Overseas, Ltd.................................          293,430 Shares

M.G.N. (USA) Inc..................................          398,760 Shares

Chaim Katzman.....................................           62,344 Shares

Saul Rickman......................................            2,364 Shares

Martin Klein......................................            7,090 Shares

         The aforementioned issuances were made in reliance upon the exemption from registration provisions of the Act afforded by Section 4(2) thereof, as transactions by an issuer not involving a public offering.

         (D) On June 17, 1997, the Company issued an aggregate of 520,000 shares of Common Stock upon the exercise of outstanding Series A Warrants. The Series A Warrants were issued by the Company in the beginning of 1993. The Common Stock was issued as follows:

            STOCKHOLDER           SHARES PURCHASED      AGGREGATE PURCHASE PRICE
            -----------           ----------------      ------------------------
Gazit (1995), Inc.                  400,000 Shares             $2,050,000

Dan Overseas, Ltd.                  120,000 Shares               $615,000

         The aforementioned issuances were made in reliance upon the exemption from registration provisions of the Act afforded by Section 4(2) thereof, as transactions by an issuer not involving a public offering.

ITEM 34.       INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Maryland General Corporation Law (the "MGCL") permits a Maryland corporation to include in its Charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Charter of the Company contains such a provision which limits such liability to the maximum extent permitted by the MGCL. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

         The Bylaws of the Company obligate it to the maximum extent permitted by Maryland law to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The Charter and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

         The MGCL requires a corporation (unless its Charter provides otherwise, which the Company's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the Company's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

         It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

ITEM 35.      TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED.

         Not Applicable.

ITEM 36.      FINANCIAL STATEMENTS AND EXHIBITS SCHEDULES.

         (a)      Financial Statements.

                  PRO FORMA (UNAUDITED)

                  Pro Forma Consolidated Financial Statements
                  Pro Forma Consolidated Balance Sheet as of June 30, 1997 Pro Forma Consolidated Statement of Operations for the six
                     months ended June 30, 1997
                  Pro Forma Consolidated Statement of Operations for the year ended December 31, 1996
                  Notes to the Pro Forma Consolidated Financial Statements

                  HISTORICAL:

                  Unaudited Condensed Consolidated Balance Sheets as of June 30,
                     1997 (Unaudited) and December 31, 1996
                  Unaudited Condensed Consolidated Statements of Operations for
                     the six months ended June 30, 1997 and 1996
                  Unaudited Condensed Consolidated Statements of Stockholders'
                     Equity for the six months ended June 30, 1997 and 1996
                  Unaudited Condensed Consolidated Statements of Cash Flows for
                     the six months ended June 30, 1997 and 1996
                  Notes to Unaudited Condensed Consolidated Financial Statements

                  Independent Auditors' Report
                  Consolidated Balance Sheets as of December 31, 1996 and 1995 Consolidated Statements of Operations for the years ended
                     December 31, 1996, 1995 and 1994
                  Consolidated Statements of Stockholders' Equity for the years ended December 31, 1996, 1995 and 1994
                  Consolidated Statements of Cash Flows for the years ended
                     December 31, 1996, 1995 and 1994
                  Notes to Consolidated Financial Statements

                  WEST LAKE PLAZA SHOPPING CENTER - 1996 ACQUISITION PROPERTY:

                  Independent Auditor's Report
                  Statement of Revenues and Certain Expenses for the year ended
                     December 31, 1996 and the six months ended June 30, 1997 (unaudited)
                  Notes to Statement of Revenues and Certain Expenses

         (b)      Exhibits

                  EXHIBIT           DESCRIPTION
                  -------           -----------
                   1.1          Proposed form of Underwriting Agreement *
                   3.1          The Company's Charter, as amended *
                   3.2          The Company's Bylaws, as amended *
                   5.1          Opinion of Greenberg,  Traurig,  Hoffman, Lipoff, Rosen & Quentel, P.A. as to the validity of the
                                Common Stock being registered *
                   8.1          Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A. as to tax matters *
                  10.1          Form of Indemnification Agreement.*
                  10.2          Employment Agreement, dated as of January 1, 1996 by and between the Company and Chaim Katzman.*
                  10.3          Employment Agreement, dated as of January 1, 1996 by and between the Company and Doron Valero.*
                  10.4          The Company's 1995 Stock Option Plan, as amended *
                  10.5          Form of Stock Option Agreement.*
                  10.6          Registration Rights Agreement, dated as of January 1, 1996 by and among the Company, Chaim Katzman,
                                Gazit Holdings, Inc., Dan Overseas Ltd., Globe Reit Investments, Ltd., Eli Makavy, Doron Valero and
                                David Wulkan.*
                  10.7          Stock Pledge Agreement, dated June 17, 1996, by and between Chaim Katzman and the Company.*
                  10.8          Promissory Note, in the amount of $1,128,750 from Chaim Katzman, payable to the Company.*

                                      II-5


                  10.9          Stock Pledge Agreement, dated December 30, 1996, by and between Doron Valero and the Company.*
                  10.10         Promissory Note, in the amount of $396,000 from Doron Valero payable to the Company.*
                  10.11         Consulting Agreement, dated as of January 1, 1996 by and between the Company and Eli Makavy.*
                  10.12         Consulting Agreement, dated as of January 1, 1996 by and between the Company and David Voolkan.*
                  10.13         Investment Agreement, dated May 21, 1996 by and between Globe Reit Investments, Ltd., Dan Overseas,
                                Ltd., Gazit Holdings, Inc. and the Company.*
                  10.14         Shareholders Agreement, dated May 21, 1996 by and between Gazit Inc. and Danbar Resources, Ltd.*
                  10.15         Use Agreement, regarding use of facilities, by and between Gazit (1995), Inc. and the Company, dated
                                January 1, 1996.
                  10.16         Pledge Agreement, dated November 9, 1995 among Equity One, (Lake Mary) Inc. and The Mutual Life
                                Insurance Company of New York.*
                  10.17         Note Secured by First Real Estate Lien, dated November 9, 1995 in the amount of $13,422,500 from
                                Equity One (Lake Mary) Inc. in favor of The Mutual Life Insurance Company of New York.
                  10.18         Purchase and Sale Agreement, dated October 24, 1995 by and between 1740 Ventures, Inc. and Equity
                                One (Lake Mary), Inc.
                  10.19         Florida Real Estate Mortgage and Security Agreement, dated November 9, 1995 by and between Equity
                                One (Lake Mary) Inc. and The Mutual Life Insurance Company of New York.
                  10.20         Agreement for Purchase and Sale, dated June 12, 1997 by and between Equity One (Gamma) Inc. and
                                Isidoro Lerman, Trustee.
                  10.21         Contract for Sale and Purchase, dated March 31, 1997 by and among Equity One (Gamma) Inc., Angel
                                Pena and Hermilio Concepcion.
                  10.22         Property Management Agreement dated as of January 1, 1996 by and between the Company and Global
                                Realty & Management, Inc.
                  23.1          Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (to be included in its opinion to be filed as Exhibit 5.1) *
                  23.2          Consents of Deloitte & Touche LLP
                  23.3          Consent of Ballard Spahr Andrews & Ingersoll*
                  24.1          Reference is made to the Signatures section of this Registration Statement for the Power of Attorney contained therein
                  27.1          Financial Data Schedule

------------------------
*       To be filed by amendment.

         (c)      Financial Statement Schedules:

                  Independent Auditors' Report

                  Schedule III - Real Estate Investments and Accumulated Depreciation for the year ended December 31, 1996

All other schedules have been omitted either because they are not applicable or because the required information has been disclosed in the financial statements and related notes included in the prospectus.

ITEM 37.      UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registration of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (c)      The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on August 27, 1997.


                EQUITY ONE, INC.

                By: /s/ CHAIM KATZMAN
                    ------------------------------------------------------------
                    Chaim Katzman
                    Chairman of the Board, President and Chief Executive Officer

                                POWER OF ATTORNEY



         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                   TITLE                            DATE
                  ---------                                   -----                            ----
 /s/ CHAIM KATZMAN                               Chairman of the Board, President         August 27, 1997
-------------------------------------------       and Chief Executive Officer
Chaim Katzman                                     (principal executive officer)

 /s/ DAVID BOOKMAN                               Vice President, Chief Financial          August 27, 1997
-------------------------------------------           Officer and Treasurer
David Bookman                                     (principal accounting officer)

 /s/ DORON VALERO                                Executive Vice President, Chief          August 27, 1997
-------------------------------------------       Operating Officer and Director
Doron Valero

                                                             Director                     August   , 1997
-------------------------------------------
Noam Ben Ozer

 /s/ ELI MAKAVY*                                             Director                     August 27, 1997
-------------------------------------------
Eli Makavy

 /s/ DR. SHAIY PILPEL*                                       Director                     August 27, 1997
-------------------------------------------
Dr. Shaiy Pilpel

 /s/ DR. SHULAMIT ROZEN-KATZMAN*                             Director                     August 27, 1997
-------------------------------------------
Dr. Shulamit Rozen-Katzman

 /s/ DAVID WULKAN*                                           Director                     August 27, 1997
-------------------------------------------
David Wulkan

                                                             Director                     August   , 1997
-------------------------------------------
Yuval Yanai

*By:/s/ CHAIM KATZMAN                                                                     August 27, 1997
-------------------------------------------
Chaim Katzman
Attorney-n-fact


INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Equity One, Inc.:

We have audited the accompanying consolidated balance sheets of Equity One, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, and have issued our report thereon dated February 15, 1997 (July 15, 1997 as to Note 10). Our audits also included the financial statement schedule, listed in Item 16. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Deloitte & Touche LLP


Miami, Florida

February 15, 1997

Schedule III

EQUITY ONE, INC. AND SUBSIDIARIES
REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
DECEMBER 31, 1996
(dollars in thousands)
                                                                                          CAPITALIZED        GROSS AMOUNTS AT
                                                                            INITIAL COST  SUBSEQUENT         WHICH CARRIED AT
                                                                             BUILDINGS &  TO ACQUISITION- THE CLOSE OF THE PERIOD
           PROPERTY                   LOCATION         ENCUMBRANCES  LAND   IMPROVEMENTS  IMPROVEMENTS    LAND      IMPROVEMENTS
           --------                   --------         ------------  ----   ------------  ------------    ----      ------------
NORTH FLORIDA
Atlantic Village Shopping Center  Atlantic Beach, FL        $4,044  $1,190       $4,760          $18    $1,190           $4,778
Commonwealth Shopping Center      Jacksonville, FL           2,247     730        2,920                    730            2,920
Fort Caroline Trading Post        Jacksonville, FL           2,419     738        2,432          535       738            2,967
Mandarin Mini-Storage             Jacksonville, FL           1,227     362        1,448            5       362            1,453
Oak Hill Village Shopping Center  Jacksonville, FL           2,445     690        2,760           37       690            2,797

CENTRAL FLORIDA
East Bay Plaza                    Largo, FL                    924     314        1,296          241       314            1,537
Eustis Square Shopping Center     Eustis, FL                 5,482   1,450        5,799           23     1,450            5,822
Forest Edge Shopping Center       Orlando, FL                2,058   1,250        1,850                  1,250            1,850
Lake Mary Centre                  Lake Mary, FL             13,109   6,972       13,878           30     6,972           13,908

SOUTH FLORIDA
Bird Ludlam Shopping Center       Miami, FL                 13,221   4,080       16,318        1,403     5,425           16,375
Diana Building                    W. Palm Beach, FL              0     123          493          898       123            1,391
Equity One Office Building        Miami Beach, FL                0     579          423          746       579            1,169
Plaza Del Rey Shopping Center     Miami, FL                  3,015     740        2,961          130       740            3,091
Point Royale Shopping Center      Miami, FL                  5,816   3,720        5,005          106     3,720            5,111
West Lakes Plaza                  Miami, FL                  5,472   2,141        5,789           65     2,141            5,854

TEXAS
Four Corners Shopping Center      Tomball,TX                 3,001     950        3,800          278       950            4,078
Parker Towne Centre               Plano, TX                  2,351     720        2,881          556       720            3,437
                                                           ------- -------      -------       ------   -------          -------

TOTAL                                                      $66,831 $26,749      $74,813       $5,071   $28,094          $78,538
                                                           ======= =======      =======       ======   =======          =======

                                                ACCUMULATED      DATE                DEPRECIABLE
           PROPERTY                 TOTAL       DEPRECIATION   ACQUIRED                 LIVES
           --------                 -----       ------------   --------                 -----
NORTH FLORIDA
Atlantic Village Shopping Center    $5,968             $179 JUNE 30, 1995                 40
Commonwealth Shopping Center        $3,650              207 FEBRUARY 28, 1994             40
Fort Caroline Trading Post          $3,705              205 JANUARY 24, 1994              40
Mandarin Mini-Storage               $1,815               96 MAY 10, 1994                  40
Oak Hill Village Shopping Center    $3,487               76 DECEMBER 7, 1995              40

CENTRAL FLORIDA
East Bay Plaza                      $1,851              186 JULY 27, 1993                 30
Eustis Square Shopping Center       $7,272              627 OCTOBER 22, 1993              30
Forest Edge Shopping Center         $3,100                0 DECEMBER 31, 1996             40
Lake Mary Centre                   $20,880              406 NOVEMBER 9, 1995              40

SOUTH FLORIDA
Bird Ludlam Shopping Center        $21,800              994 AUGUST 11, 1994               40
Diana Building                      $1,514               25 FEBRUARY 15, 1995             40
Equity One Office Building          $1,748               84 APRIL 10, 1992                40
Plaza Del Rey Shopping Center       $3,831              605 AUGUST 22, 1991               30
Point Royale Shopping Center        $8,831              182 JULY 27, 1995                 40
West Lakes Plaza                    $7,995               22 NOVEMBER 6, 1996              40

TEXAS
Four Corners Shopping Center        $5,028              601 JANUARY 22, 1993              30
Parker Towne Centre                 $4,157              320 DECEMBER 9, 1993              30
                                  --------           ------
TOTAL                             $106,632           $4,815
                                  ========           ======

                                 EXHIBIT INDEX

EXHIBIT                            DESCRIPTION                                              PAGE
-------                            -----------                                              ----
10.15          Use Agreement, regarding use of facilities, by and between Gazit
               (1995), Inc. and the Company, dated January 1, 1996.

10.16          Pledge Agreement, dated November 9, 1995 among Equity One, (Lake
               Mary) Inc. and The Mutual Life Insurance Company of New York.*

10.17 Note Secured by First Real Estate Lien, dated November 9, 1995 in the amount of $13,422,500 from Equity One (Lake Mary) Inc. in favor of The Mutual Life Insurance Company of New York.

10.18 Purchase and Sale Agreement, dated October 24, 1995 by and between 1740 Ventures, Inc. and Equity One (Lake Mary), Inc.

10.19          Florida Real Estate Mortgage and Security Agreement, dated
               November 9, 1995 by and between Equity One (Lake Mary) Inc. and
               The Mutual Life Insurance Company of New York.

10.20 Agreement for Purchase and Sale, dated June 12, 1997 by and between Equity One (Gamma) Inc. and Isidoro Lerman, Trustee.

10.21          Contract for Sale and Purchase, dated March 31, 1997 by and among
               Equity One (Gamma) Inc., Angel Pena and Hermilio Concepcion.

10.22 Property Management Agreement dated as of January 1, 1996 by and between the Company and Global Realty & Management, Inc.

21.1           Subsidiaries of the Registrant

23.2           Consents of Deloitte & Touche LLP

27             Financial Data Schedule